 As filed with the Securities and Exchange Commission on November 6, 2001

                                                        Registration No. 1-16449

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                              AMENDMENT NO. 4

                                       TO
                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         IMAGISTICS INTERNATIONAL INC.
                  (formerly Pitney Bowes Office Systems, Inc.)
             (Exact Name of Registrant as Specified in Its Charter)

                               ----------------

                   Delaware                                        06-1611068
 (State or Other Jurisdiction of Incorporation        (I.R.S. Employer Identification No.)
               or Organization)

              100 Oakview Drive
            Trumbull, Connecticut                                  06611
  (Address of Principal Executive Offices)                       (Zip Code)

                                 (203) 365-7000
              (Registrant's telephone number, including area code)

                               ----------------

                          Securities to be registered
                     pursuant to Section 12(b) of the Act:

       Title of each class                Name of each exchange on which
       to be so registered                each class is to be registered
       -------------------                ------------------------------

Common Stock, par value $.01 per share     The New York Stock Exchange, Inc.
Rights plan preferred shares               The New York Stock Exchange, Inc.

                          Securities to be registered
                     pursuant to Section 12(g) of the Act:

                                      None

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
    CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Item 1. Business

   The information required by this item is contained under the sections "Summary," "Risk Factors," "Business" and "Relationship with Pitney Bowes" of the Information Statement. Those sections are incorporated herein by reference.

Item 2. Financial Information

   The information required by this item is contained under the sections "Summary," "Description of Capital Stock," "Selected Combined Financial Data," "Unaudited Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Information Statement. Those sections are incorporated herein by reference.

Item 3. Properties

   The information required by this item is contained under the section "Business--Properties" of the Information Statement. That section is incorporated herein by reference.

Item 4. Security Ownership of Certain Beneficial Owners and Management

   The information required by this item is contained under the section "Security Ownership of Pitney Bowes and Imagistics" of the Information Statement. That section is incorporated herein by reference.

Item 5. Directors and Executive Officers

   The information required by this item is contained under the sections "Management" and "Executive Compensation" of the Information Statement. Those sections are incorporated herein by reference.

Item 6. Executive Compensation

   The information required by this item is contained under the section "Executive Compensation" of the Information Statement. That section is incorporated herein by reference.

Item 7. Certain Relationships and Related Transactions

   The information required by this item is contained under the sections "Relationship with Pitney Bowes," "Management" and "Executive Compensation" of the Information Statement. Those sections are incorporated herein by reference.

Item 8. Legal Proceedings

   The information required by this item is contained under the section "Business--Legal Proceedings" of the Information Statement. That section is incorporated herein by reference.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

   The information required by this item is contained under the sections "Risk Factors," "The Spin-Off," "Dividends," "Management" and "Description of Capital Stock" of the Information Statement. Those sections are incorporated herein by reference.

Item 10. Recent Sales of Unregistered Securities

   None.

Item 11. Description of Registrant's Securities to be Registered

   The information required by this item is contained under the section "Description of Capital Stock" of the Information Statement. That section is incorporated herein by reference.

Item 12. Indemnification of Directors and Officers

   The information required by this item is contained under the section "Description of Capital Stock--Liability and Indemnification of Officers and Directors" of the Information Statement. That section is incorporated herein by reference.

Item 13. Financial Statement and Supplementary Data

   The information required by this item is contained under the sections "Description of Capital Stock," "Selected Combined Financial Data," "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Combined Financial Statements" of the Information Statement. Those sections are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

   None.

Item 15. Financial Statements and Exhibits

   (a) Financial Statements

   The information required by this item is contained under the section "Index to Combined Financial Statements" beginning on page F-1 of the Information Statement. That section is incorporated herein by reference.

   (b) Exhibits

   The following documents are filed as exhibits hereto:


 EXHIBIT
 NUMBER  DESCRIPTION
 ------- -----------
   3.1   Form of Amended and Restated Certificate of Incorporation of
         Imagistics International Inc. (formerly Pitney Bowes Office Systems,
         Inc.)*
   3.2   Form of Amended and Restated Bylaws of Imagistics International Inc.
         (formerly Pitney Bowes Office Systems, Inc.)*
   4.1   Form of Imagistics International Inc. (formerly Pitney Bowes Office
         Systems, Inc.) Common Stock Certificate*
  10.1   Form of Tax Separation Agreement between Pitney Bowes Inc. and
         Imagistics International Inc. (formerly Pitney Bowes Office Systems,
         Inc.)*
  10.2   Form of Transition Services Agreement between Pitney Bowes Inc. and
         Imagistics International Inc. (formerly Pitney Bowes Office Systems,
         Inc.)*
  10.3   Form of Distribution Agreement between Pitney Bowes Inc. and
         Imagistics International Inc. (formerly Pitney Bowes Office Systems,
         Inc.)*
  10.4   Form of Intellectual Property Agreement between Pitney Bowes Inc. and
         Imagistics International Inc. (formerly Pitney Bowes Office Systems,
         Inc.)*
  10.5   Form of Reseller Agreement between Pitney Bowes Management Services and Imagistics International Inc. (formerly Pitney Bowes Office
         Systems, Inc.)*
  10.6   Form of Reseller Agreement between Pitney Bowes of Canada and
         Imagistics International Inc. (formerly Pitney Bowes Office Systems,
         Inc.)*
  10.7   Form of Vendor Financing Agreement between Pitney Bowes Credit
         Corporation and Imagistics International Inc. (formerly Pitney Bowes
         Office Systems, Inc.)*
  10.8   Form of Sublease Agreement between Pitney Bowes Inc. and Imagistics
         International Inc. (formerly Pitney Bowes Office Systems, Inc.)*
  10.9   Form of Sublease and License Agreement between Pitney Bowes Inc. and
         Imagistics International Inc. (formerly Pitney Bowes Office Systems,
         Inc.)*
  10.10  Form of Assignment and Novation Agreement between Pitney Bowes Inc.
         and Imagistics International Inc. (formerly Pitney Bowes Office
         Systems, Inc.)*
  10.11  Imagistics International Inc. (formerly Pitney Bowes Office Systems,
         Inc.) 2001 Stock Plan*
  10.12  Imagistics International Inc. (formerly Pitney Bowes Office Systems,
         Inc.) Key Employees' Incentive Plan*
  10.13  Imagistics International Inc. (formerly Pitney Bowes Office Systems,
         Inc.) Non-Employee Directors' Stock Plan*
  10.14  Agreement between Pitney Bowes Inc. and Marc C. Breslawsky*
  10.15  Agreement between Pitney Bowes Inc. and Joseph D. Skrzypczak*
  10.16  Agreement between Pitney Bowes Inc. and Mark S. Flynn*
  10.17  Form of Credit Agreement
  10.18  Form of Rights Agreement*
  22.1   Subsidiaries of Imagistics International Inc. (formerly Pitney Bowes
         Office Systems, Inc.)*

-------------
* Previously filed.

                                   SIGNATURE

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          IMAGISTICS INTERNATIONAL INC.

                                              /s/ Marc C. Breslawsky
                                          By: _________________________________
                                              Name: Marc C. Breslawsky
                                              Title:Chairman and Chief
                                                Executive Officer

Dated: November 6, 2001

                               Pitney Bowes Inc.

                                                                          , 2001

Dear Pitney Bowes Stockholder:

   Pitney Bowes Inc. has implemented a plan to enhance its strategic focus to unlock and create greater value for stockholders. The strategy and the actions that have resulted from this focus are described in the accompanying information statement.

   As part of these actions, Pitney Bowes has announced a plan to establish its office systems division as a public company under the name Imagistics International Inc. In order to implement this plan, the board of directors of Pitney Bowes has approved a spin-off to our stockholders of all of the outstanding shares of common stock of Imagistics to holders of record of Pitney
Bowes common stock on     , 2001. In the spin-off, you will receive one share
of Imagistics common stock for every 12.5 shares of Pitney Bowes common stock
that you hold at the close of business on     , 2001. Your current shares of
Pitney Bowes common stock will be unchanged and will continue to represent your ownership position in Pitney Bowes.

   Your board of directors has concluded that the spin-off is in the best interests of Pitney Bowes, Imagistics and Pitney Bowes' stockholders, because it believes that:

  . separating Pitney Bowes and Imagistics will enable Pitney Bowes to enhance its focus on its core business and concentrate its financial, managerial and marketing resources on the aggressive development of the areas in which it has the strongest market position, the best expertise and the highest growth potential.
  . separate management and ownership structures for Imagistics will liberate Imagistics from the constraints on its development currently imposed by reason of its inclusion in Pitney Bowes.
  . the spin-off will allow Pitney Bowes to improve its profitability, stabilize its earnings growth and reduce its exposure to market fluctuations.
  .  the spin-off will allow Imagistics to:

    . make substantial investments in systems, training and infrastructure;

    .  provide more targeted compensation to its management and work force;

    . tailor our benefits package to be more aligned with our competitive industry; and

    . raise additional funds to pursue an expansion strategy in a consolidating industry.

   Imagistics has applied to list its common stock on the New York Stock Exchange. Shares of Imagistics common stock are expected to trade on the New York Stock Exchange under the ticker symbol "IGI."

   The enclosed information statement explains the proposed spin-off in detail and provides important information regarding Imagistics. We urge you to read it carefully. Please note that a stockholder vote is not required in connection with this matter, and holders of Pitney Bowes common stock are not required to take any action to participate in the spin-off. Thus, we are not asking you for a proxy.

   Effective as of the spin-off date, the distribution agent for the spin-off will distribute shares of Imagistics common stock to each eligible holder of Pitney Bowes common stock by crediting book-entry accounts with that holder's proportionate number of whole shares of Imagistics common stock. The distribution agent will mail an account statement to each holder stating the number of whole shares received in the spin-off. The distribution agent will aggregate all fractional interests into whole shares and sell them in the open market at then prevailing prices on behalf of holders who would be entitled to receive a fractional interest in Imagistics common stock. You will receive a check for the cash value of any fractional interest in Imagistics common stock.

                                          Very truly yours,

                                          Michael J. Critelli
                                          Chairman and Chief Executive Officer
                                          Pitney Bowes Inc.

                         Imagistics International Inc.

                                                                         , 2001

Dear Imagistics Stockholder:

   We welcome you as a "founding" stockholder of Imagistics International Inc., the successor company to Pitney Bowes' office systems division, that
will be publicly traded for the first time on     , 2001. You will become an
owner of one share of Imagistics common stock for every 12.5 shares of Pitney
Bowes common stock that you hold at the close of business on     , 2001. We
expect that shares of our common stock will trade on the New York Stock Exchange under the ticker symbol "IGI."

   As you know, Imagistics is a large direct sales, service and marketing organization offering document imaging solutions -- including copiers, facsimile machines and multi-functional products -- in the United States and the United Kingdom.

   We are enthusiastic about our future and we believe that our company has a great opportunity to grow.

   Congratulations on becoming one of the "founding" stockholders of Imagistics.

                                         Very truly yours,

                                         Marc C. Breslawsky
                                         Chairman and Chief Executive Officer
                                         Imagistics International Inc.

       Preliminary and Subject to Completion, dated November 6, 2001


INFORMATION STATEMENT

                         IMAGISTICS INTERNATIONAL INC.

                                  COMMON STOCK
                           (par value $.01 per share)

   At this time, Imagistics International Inc. is a wholly-owned subsidiary of Pitney Bowes Inc. In this spin-off, Pitney Bowes will distribute 100% of the outstanding shares of our common stock to its stockholders. We expect that each of you, as a holder of Pitney Bowes common stock, will receive one share of our common stock for every 12.5 shares of Pitney Bowes common stock that you hold
at the close of business on     , 2001, the record date for the spin-off.

   We are sending you this information statement to describe the spin-off. We
expect the spin-off to occur on       , 2001. Effective as of that date, our
distribution agent for the spin-off will distribute shares of our common stock to each eligible holder of Pitney Bowes common stock by crediting book-entry accounts with that holder's proportionate number of whole shares of our common stock. The distribution agent will mail an account statement to each holder stating the number of whole shares received in the spin-off. The distribution agent will aggregate all fractional interests into whole shares and sell them in the open market at then prevailing prices on behalf of holders who would be entitled to receive a fractional interest in our common stock. You will receive a check for the cash value of any fractional interest in our common stock.

   Immediately after the spin-off is completed, Pitney Bowes will not own any shares of our common stock and we will be an independent public company. We refer to ourselves in this information statement as "Imagistics International Inc." or "Imagistics."

   No stockholder action is necessary to receive the shares of our common stock to which you are entitled in the spin-off. This means that:

  . you do not need to pay any consideration to Pitney Bowes or Imagistics, and

  . you do not need to surrender any shares of Pitney Bowes common stock to receive your shares of our common stock.

In addition, a stockholder vote is not required for the spin-off to occur. Pitney Bowes is not asking you for a proxy, and Pitney Bowes requests that you do not send a proxy.

   There has been no trading market for our common stock. However, we expect that a limited market for shares of our common stock, commonly known as a "when issued" trading market, will develop on or shortly before the record date for the spin-off. We have applied to list our common stock on the New York Stock Exchange under the ticker symbol "IGI."

   As you review this information statement, you should carefully consider the matters described in "Risk Factors."

                               ----------------

   The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

             The date of this information statement is     , 2001.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Introduction.............................................................   3
Summary..................................................................   5
Risk Factors.............................................................  13
Special Note About Forward-Looking Statements............................  22
The Spin-Off.............................................................  23
Trading Market...........................................................  27
Dividends................................................................  28
Selected Combined Financial Data.........................................  29
Unaudited Pro Forma Combined Financial Statements........................  30
Capitalization...........................................................  35
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  36
Business.................................................................  45
Relationship with Pitney Bowes...........................................  59
Management...............................................................  69
Executive Compensation...................................................  74
Security Ownership of Pitney Bowes and Imagistics........................  84
Description of Capital Stock.............................................  85
Where You Can Find More Information......................................  92
Index to Combined Financial Statements................................... F-1

                                  INTRODUCTION

   Over the past several years, Pitney Bowes Inc.'s board of directors and senior management have embarked upon a comprehensive review of Pitney Bowes' organizational structure and operations, with the primary goals of generating maximum value for Pitney Bowes' stockholders and focusing its resources on its key strategic businesses.

   After much consideration, Pitney Bowes determined that a spin-off of Imagistics International Inc., the successor company to Pitney Bowes' office systems division, from Pitney Bowes is consistent with these objectives and would be in the best interests of Pitney Bowes, Imagistics and Pitney Bowes' stockholders. We believe that the spin-off will allow Imagistics greater flexibility to grow and, at the same time, allow Pitney Bowes to focus its resources on its other divisions where it can add more value. Pitney Bowes believes that:

  . separating Pitney Bowes and Imagistics will enable Pitney Bowes to enhance its focus on its core business and concentrate its financial, managerial and marketing resources on the aggressive development of the areas in which it has the strongest market position, the best expertise and the highest growth potential.

  . separate management and ownership structures for Imagistics will liberate us from the constraints on our development currently imposed by reason of our inclusion in Pitney Bowes, specifically in competing for capital with the alternative uses of Pitney Bowes free cash flow. These alternative uses include investment capital for other Pitney Bowes businesses, share repurchases and payment of dividends to Pitney Bowes shareholders. In addition, the separation will allow Imagistics to provide more focused incentives to our management and work force that are directly related to the success of Imagistics.

  . the spin-off will allow Pitney Bowes to improve its profitability, stabilize its earnings growth and reduce its exposure to fluctuations in the copier and facsimile market. Specifically, Pitney Bowes is expected to have a sharper focus on its business and strategic opportunities as a result of its board of directors and management teams focusing solely on its business.

  .  the spin-off will allow Imagistics to:

    . make substantial investments in systems, training and infrastructure;

    .  provide more targeted compensation to its management and work force;

    . tailor our benefits package to be more aligned with our competitive industry; and

    . raise additional funds to pursue an expansion strategy in a consolidating industry.

In deciding to pursue the spin-off, Pitney Bowes considered several things, including the financial advice of Merrill Lynch & Co. and the legal advice of Davis Polk & Wardwell. To review the reasons for the spin-off in greater detail, see "The Spin-Off--Background to and Reasons for the Spin-Off."

   Pitney Bowes is expected to declare a dividend payable to holders of record
of Pitney Bowes common stock at the close of business on     , 2001, of 0.08
shares of our common stock for each share of Pitney Bowes common stock owned of record on that date, which is equivalent to one share of Imagistics common stock for every 12.5 shares of Pitney Bowes common stock you hold. We expect
the spin-off to occur on     , 2001. Effective as of that date, our
distribution agent for the spin-off will distribute shares of our common stock to each eligible holder of Pitney Bowes common stock by crediting book-entry accounts with that holder's proportionate number of whole shares of our common stock. The distribution agent will mail an account statement to each holder stating the number of whole shares received in the spin-off. The distribution agent will aggregate all fractional interests into whole shares and sell them in the open market at then prevailing prices on behalf of holders who would be entitled to receive a fractional interest in our common stock. You will receive a check for the cash value of any fractional interest in our common stock.

   In the spin-off, Pitney Bowes will distribute 100% of the outstanding shares of our common stock to its stockholders. Immediately after the spin-off is completed, Pitney Bowes will not own any shares of our common stock. We have applied to list our common stock on the New York Stock Exchange under the ticker symbol "IGI."

   If you have any questions relating to the spin-off, you should contact EquiServe Trust Company, N.A., our distribution agent for the spin-off. The contact information for our distribution agent is:

       EquiServe Trust Company, N.A.
       525 Washington Blvd.
       Jersey City, NJ 07310
       (800) 648-8170

   You can also contact Pitney Bowes with any questions. Pitney Bowes' contact information is:

       Pitney Bowes Inc.
       1 Elmcroft Road
       Stamford, CT 06926-0700
       (203) 356-5000
       Attention: Stockholder Services

   After the spin-off, if you are a stockholder of Imagistics and have questions relating to the spin-off, you can contact us directly. Our contact information is:

       Imagistics International Inc.
       100 Oakview Drive
       Trumbull, CT 06611
       (203) 365-7000
       Attention: Investor Relations

   No action is necessary to receive the shares of our common stock to which you are entitled in the spin-off. You do not need to pay any consideration to Pitney Bowes or to us, and you do not need to surrender any shares of Pitney Bowes common stock to receive your shares of Imagistics common stock.

                                    SUMMARY

   This summary highlights information contained in this information statement relating to Imagistics and the Imagistics common stock being distributed in the spin-off. You should read the entire information statement, including the risk factors, our historical and pro forma combined financial statements and the notes to those financial statements.

Our Company

   We are a large direct sales, service and marketing organization offering document imaging solutions--including copiers, facsimile machines and multi-functional products--in the United States and the United Kingdom. We strive to provide our customers with flexible, comprehensive document imaging products and services at the lowest possible cost. We market our products to large corporate and government customers, which we refer to as major accounts, as well as to small- to mid-sized businesses which we refer to as commercial users. Historically, we have focused our marketing efforts on major account customers for facsimile machines and commercial customers for copiers. We are seeking to capitalize on our proven leadership position with major accounts in the facsimile market to expand our sales of copier products, both in the United States and abroad.

   Pitney Bowes began marketing and distributing copiers in 1967 and facsimile machines in 1982. Pitney Bowes' office systems division, which combined the copier and facsimile product lines, was created in 1998. In 2000, Pitney Bowes made a determination to spin off the United States and the United Kingdom operations of the office systems division to enable us to more fully realize our potential within both the copier and facsimile markets.

   Our direct sales and service network, located throughout the United States and the United Kingdom, provides a broad range of document imaging products and services. We currently have an installed base of over 320,000 copier and facsimile products in use. We consider products in use if they are subject to a current rental or service agreement. Based on the needs of our customers, our representatives offer specialized document imaging options including digital, analog, color and/or networked products and systems. We offer a full array of copiers and facsimile machines that satisfy our customers' needs ranging from a few copies to hundreds of thousands of copies per month. We have historically offered our products under the brand name "Pitney Bowes," which we believe is internationally recognized and associated with quality products. In 2002, we will begin introducing products under the "Imagistics" brand name, which will be used in conjunction with the "Pitney Bowes Office Systems" name. We also provide aftermarket support to our customers through service and supply contracts, as well as the sale of consumable supplies, primarily toner, for all of our products. In addition, we offer document management software systems and network controllers to serve our digital copiers. We have nearly 2,500 fully-trained sales and service representatives in 150 locations who assist customers with all of their product and service needs.

   For maximum flexibility in product development, we do not manufacture any of our products, but rather we purchase equipment and software from a number of different firms. We impose high quality standards on all of the equipment that we offer. Historically, we have used manufacturers such as Minolta, Matsushita, Heidelberg and Kyocera Mita to produce our copier equipment and Matsushita, Muratec, Oki and Brother to produce our facsimile equipment. We believe that our market position and long-term relationships with many of the top manufacturers allow us to negotiate favorable contracts, and in many cases manufacturers agree to provide features and functionality exclusively in products delivered to us. Examples of products that are specially manufactured for us include several new products including the Model 2050 facsimile machine, which incorporates an intuitive LCD touch screen, and ConnexTM, a platform controller for digital copiers that functions within the computer network and allows users to print and fax directly from their networked desktop computers.

   Our primary targets are large corporate customers and federal, state and local government entities. While continuing to strengthen and expand our relationships with our current customers, we are also establishing new marketing initiatives geared specifically toward more efficiently serving small- to mid-sized companies or commercial users. Beginning in 1996, we expanded our sales and service coverage into geographic areas where we did not have a significant presence. We plan to maintain our relationships with commercial users through the use of our trained team of commercial sales representatives.

   We have benefitted from our relationship with Pitney Bowes. In connection with the spin-off, we are entering into arrangements with Pitney Bowes that will:

  . allow us to continue using the Pitney Bowes brand name in the United States and the United Kingdom for a period of two years, and we may request the ability to use the name in additional geographic areas, subject to Pitney Bowes' consent, not to be unreasonably withheld,

  . continue our relationship as a provider of products to Pitney Bowes Management Services, a subsidiary of Pitney Bowes, which provides on-site document and copier fleet management services, and Pitney Bowes' Canadian office products operations, in each case for a period of two years,

  . continue using Pitney Bowes Credit Corporation as the primary lease vendor for our equipment on a multi-year basis after the spin-off, and

  . permit us to use Pitney Bowes' information technology systems until the end of 2002.

   Our Strategy

      Our goal is to be a leading provider of document imaging products and services. To that end, we plan to build on our strengths and pursue the following initiatives:

  . maintain and further strengthen major account relationships through superior customer support and additional products and services,

  . expand our product offerings through our sourcing and distribution relationships,

  . increase outreach of our direct sales and service force to the copier market to provide major account customers with one point of contact for their imaging product needs, and

  . pursue an expansion strategy to remain an industry leader and enhance both our copier and our facsimile businesses in geographic markets in the United States and abroad.

   Risk Factors

   Our business may be adversely affected by certain risks, including the following:

  . we will no longer benefit to the same extent from our relationship with Pitney Bowes,

  . we may face difficulty in implementing our own information technology systems,

  . adverse economic conditions that are now impacting, and may in the future impact, our business,

  .  we may not be able to offer products that are accepted by our customers,

  . the industry trend toward digital technology may result in lost value of analog copiers,

  . many of our rental contracts are subject to adjustment or amendment under specified circumstances, which may cause us to lose business or have excess inventory returned to us,

  . we may not successfully anticipate industry trends in our product purchasing,

  . we may experience disruptions in our product offerings from the outside suppliers upon whom we depend,

  . fluctuations in the value of foreign currencies relative to the U.S. dollar could have a negative impact on our future financial results, and

  . we may have difficulty in establishing brand identity under our new name.

   In addition, our industry is highly competitive. These and other risks are addressed in the section entitled "Risk Factors" in this information statement.

                                     * * *

   We were incorporated in Delaware on February 28, 2001 as "Pitney Bowes Office Systems, Inc.," and changed our name to "Imagistics International Inc." on October 12, 2001. Prior to the spin-off, Pitney Bowes Inc. will have contributed the United States segment and will have transferred the United Kingdom segment of the office systems business to us, so that we will operate the office systems business at the time of the spin-off. This information statement assumes the completion of that contribution. Our principal office is located at 100 Oakview Drive, Trumbull, Connecticut 06611, and our telephone number is (203) 365-7000.

   This information statement contains trademarks and registered marks. Unless otherwise indicated, these trademarks and registered marks are owned by us.

                                  THE SPIN-OFF

   The following is a brief summary of the terms of the spin-off.

Distributing Company..................  Pitney Bowes Inc. After the spin-off,
                                        Pitney Bowes will not own any shares of
                                        our common stock.

Spun-Off Company......................  Imagistics International Inc. After the
                                        spin-off, Imagistics will be an
                                        independent public company.

Primary Purposes of the Spin-Off......  Pitney Bowes has determined that the spin-off is in the best interests of
                                        Pitney Bowes, Imagistics and Pitney
                                        Bowes' stockholders. In reaching this
                                        conclusion, Pitney Bowes considered
                                        several issues, including:

                                        .  separating Pitney Bowes and
                                           Imagistics will enable Pitney Bowes
                                           to enhance its focus on its core
                                           business and concentrate its
                                           financial, managerial and marketing
                                           resources on the aggressive
                                           development of the areas in which it
                                           has the strongest market position,
                                           the best expertise and the highest
                                           growth potential.

                                        .  separate management and ownership
                                           structures for Imagistics will
                                           liberate Imagistics from the
                                           constraints on its development
                                           currently imposed by reason of its
                                           inclusion in Pitney Bowes,
                                           specifically in competing for
                                           capital with the alternative uses of
                                           Pitney Bowes free cash flow. These
                                           alternative uses include investment
                                           capital for other Pitney Bowes
                                           businesses, share repurchases and
                                           payment of dividends to Pitney Bowes
                                           shareholders. In addition, the
                                           separation will allow Imagistics to
                                           provide more focused incentives to
                                           its management and work force that
                                           are directly related to the success
                                           of Imagistics.

                                        .  the spin-off will allow Pitney Bowes
                                           to improve its profitability,
                                           stabilize its earnings growth and
                                           reduce its exposure to fluctuations
                                           in the copier and facsimile market.
                                           Specifically, Pitney Bowes is
                                           expected to have a sharper focus on
                                           its business and strategic
                                           opportunities as a result of its
                                           board of directors and management
                                           teams focusing solely on its
                                           business.

                                        .  the spin-off will allow Imagistics
                                           to:

                                           .  make substantial investments in
                                              systems, training and
                                              infrastructure;

                                           .  provide more targeted
                                              compensation to our management
                                              and work force;

                                           .  tailor our benefits packages to
                                              be more aligned with our
                                              competitive industry; and

                                           .  raise additional funds to pursue
                                              an expansion strategy in a
                                              consolidating industry.

                                        See "The Spin-Off--Background to and
                                        Reasons for the Spin-Off."

Securities to Be Distributed..........  100% of the outstanding shares of our common stock. Based on the number of
                                        shares of Pitney Bowes common stock
                                        outstanding as of September 30, 2001
                                        and the distribution ratio described
                                        below, we estimate that Pitney Bowes
                                        will distribute approximately 19.5
                                        million shares of our common stock to
                                        its stockholders. Immediately after the
                                        spin-off, we estimate that
                                        approximately 30,000 stockholders of
                                        record will hold shares of our common
                                        stock, although some of the shares may
                                        be registered in the name of a single
                                        stockholder who represents a number of
                                        stockholders.

Distribution Ratio....................  Expected to be one share of our common stock for every 12.5 shares of Pitney
                                        Bowes common stock that you hold at the
                                        close of business on       , 2001, the
                                        record date for the spin-off.

Record Date...........................        , 2001 (close of business).

Spin-Off Date.........................        , 2001.

Distribution Agent....................  EquiServe Trust Company, N.A.

Trading Market and Symbol.............  There has been no trading market for our common stock. However, we expect
                                        that a limited market for shares of our
                                        common stock, commonly known as a "when
                                        issued" trading market, will develop on
                                        or shortly before the record date for
                                        the spin-off. We have applied to have
                                        our common stock listed on the New York
                                        Stock Exchange under the ticker symbol
                                        "IGI."

Tax Consequences......................  Pitney Bowes has received a ruling from the IRS stating that, subject to
                                        certain representations, the spin-off
                                        qualifies as tax-free to Pitney Bowes
                                        and its stockholders for United States
                                        federal income tax purposes. See "The
                                        Spin-Off--Material Federal Income Tax
                                        Consequences of the Spin-Off" for a
                                        more detailed description of the
                                        federal income tax consequences of the
                                        spin-off.

Risk Factors..........................  You should carefully consider the matters described under "Risk Factors"
                                        in this information statement.

Book-Entry Shareholding...............  Effective as of the date of the spin-
                                        off, the distribution agent will
                                        distribute shares of our common stock
                                        to each eligible holder of Pitney Bowes
                                        common stock by crediting book-entry
                                        accounts with that holder's
                                        proportionate number of whole shares of
                                        our common stock.

No Fractional Shares..................  Pitney Bowes will not distribute any fractional shares of our common stock.
                                        The distribution agent will aggregate
                                        all fractional interests, sell them on
                                        behalf of stockholders, and distribute
                                        the cash proceeds to the stockholders
                                        who are entitled to a fractional
                                        interest in our common stock. See "The
                                        Spin-Off--Description of the Spin-Off."

Relationship with Pitney Bowes After
 the Spin-Off.........................  We and Pitney Bowes will enter into the following agreements:

                                        .  a distribution agreement,
                                        .  a transition services agreement,
                                        .  two reseller agreements,
                                        .  a vendor financing agreement,
                                        .  an intellectual property agreement,
                                        .  a tax separation agreement,

                                        and other agreements described under
                                        "Relationship with Pitney Bowes." We
                                        and Pitney Bowes may enter into
                                        additional or modified agreements,
                                        arrangements and transactions after the
                                        spin-off which will be negotiated at
                                        arm's length. In connection with the
                                        spin-off, we may hire personnel or
                                        contract with third parties for
                                        financial, treasury, real estate,
                                        employee benefit, tax, consulting and
                                        other services. It is likely that
                                        Pitney Bowes Credit Corporation, a
                                        wholly owned subsidiary of Pitney
                                        Bowes, will be a participant in our
                                        credit facility.

                                        We expect that Pitney Bowes Credit
                                        Corporation (i) would provide less than
                                        50 percent of our credit facility and
                                        (ii) will cease to be a lender under
                                        our credit facility no later than one
                                        year after the spin-off. See
                                        "Management's Discussion and Analysis
                                        of Financial Condition and Results of
                                        Operations -- Liquidity and Capital
                                        Resources -- Credit Facility."

Our Management and Management
 Compensation After the Spin-Off......  Our management team and the compensation, awards and other benefits
                                        payable to selected members of
                                        management after the spin-off are
                                        described under "Management" and
                                        "Executive Compensation."

Dividend Policy.......................
                                        We anticipate that future earnings will
                                        be used principally to support
                                        operations and finance the growth of
                                        our business. Thus, we do not intend to
                                        pay cash dividends on our common stock
                                        in the foreseeable future.

                             SUMMARY FINANCIAL DATA

   The following table presents our summary combined financial data. The information set forth below should be read in conjunction with the "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and notes thereto included elsewhere in this information statement. The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                                                      Nine months ended
                                   Years ended December 31,             September 30,
                         -------------------------------------------- -----------------
                           1996     1997     1998     1999     2000     2000     2001
                         -------- -------- -------- -------- -------- -------- --------
                                    (Dollars in thousands)
Combined Statement of
 Income data
 Total revenue.......... $500,728 $543,941 $589,701 $626,477 $642,758 $482,092 $467,341
 Income before income
  taxes................. $116,443 $137,622 $158,127 $153,574 $103,991 $ 82,850 $ 23,569
 Net income............. $ 69,160 $ 82,432 $ 94,675 $ 91,936 $ 62,847 $ 50,100 $ 14,276
 Pro forma basic and
  diluted earnings per
  share.................                                     $   3.20          $    .72
Combined Balance Sheet
 data
 Total assets........... $253,991 $296,638 $385,105 $449,834 $505,464 $485,280 $520,447
 Total current
  liabilities, including
  amounts due to Pitney
  Bowes................. $ 81,017 $ 77,698 $108,256 $133,670 $180,088 $155,685 $191,040
 Total long-term
  liabilities........... $  5,914 $  6,259 $ 13,716 $ 10,898 $ 10,213 $  8,546 $ 14,439

                                  RISK FACTORS

   You should carefully consider each of the following risks, which we believe are the principal risks that we face, and all of the other information in this information statement. Some of the following risks relate principally to our spin-off from Pitney Bowes. Other risks relate principally to the securities markets and ownership of our stock. Our business may also be adversely affected by risks and uncertainties not presently known to us or that we currently believe to be immaterial.

   If any of the following risks and uncertainties develop into actual events, this could have a material adverse effect on our business, financial condition or results of operations. If this occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risk Factors Relating to Separating Our Company from Pitney Bowes

   We face the following risks in connection with our spin-off from Pitney
Bowes.

   We have no history operating as an independent entity and we may be unable to make the changes necessary to operate as a stand-alone entity or we may incur greater costs as a stand-alone entity causing our profitability to decline.

   Prior to the spin-off, our business was operated by Pitney Bowes as part of its broader corporate organization rather than as a stand-alone company. Pitney Bowes assisted us by providing financing, as well as corporate, legal, tax and information technology functions. Following the spin-off, Pitney Bowes will have no obligation to provide assistance to us other than services described under "Relationship with Pitney Bowes--Transition Services Agreement." Because our business has never been operated as an independent entity we cannot assure you that we will be able to successfully implement the changes necessary to operate independently, that we will not incur additional costs as a result of operating independently or that we will be in a financial position to incur such additional costs. Each of these events would cause our profitability to decline.

   We are in the process of creating our own, or engaging third parties to provide, systems and business functions to replace many of the systems and business functions historically provided by Pitney Bowes. By the end of 2002, when our agreement with Pitney Bowes for the provision of certain transition services concludes, we will need to have our own information technology and enterprise resource planning systems in place in order to operate our business without interruption. We may not be successful in implementing these systems and business functions or in transitioning data from Pitney Bowes' systems to ours. If we do not have in place our own systems and business functions or if we do not have agreements with other service providers once our transition services agreement with Pitney Bowes expires or if these services are more costly than we expect, we may not be able to effectively operate our business and our profitability may decline.

   As one of Pitney Bowes' divisions, we have benefitted from Pitney Bowes' financial strength and extensive network of business relationships. After the spin-off and our independence from Pitney Bowes, we will not be able to draw on Pitney Bowes' financial strength or business relationships to the extent that we have done so historically. In addition, over 3% of our total revenue in 2000 was derived from Pitney Bowes, primarily Pitney Bowes Management Services, Inc. and Pitney Bowes of Canada Ltd. In addition to these revenues, Pitney Bowes Credit Corporation, purchased products from us, for the purpose of leasing them to end users, representing 14% of our total revenue in 2000. After the spin-off, these entities may have less incentive to purchase products and services from us.

 Customers may discontinue their relationship with us after the spin-off.

   Some of our customers who are accustomed to working directly with Pitney Bowes may be reluctant to continue their relationship with us once we are an independent entity. Customers may stop using our products and services after the spin-off, in reaction to either a perceived or real change in these products and services. Product recognition is an important part of our overall business strategy and we cannot assure you that customers will maintain the same level of interest in our products when we are no longer associated with Pitney Bowes. While we believe that we will minimize the loss of these customers through our commitment to quality and our continuing use of the "Pitney Bowes" brand name, alone or in conjunction with the "Imagistics" brand name, for up to two years, we cannot predict whether our customers will seek document imaging products and services from our competitors after the spin-off.

   Substantially all of our existing rental contracts with non-Pitney Bowes customers, which we entered into as a division of Pitney Bowes, require the consent of the customer in order to assign or transfer the contract, including an assignment or transfer to us. We are in the process of reviewing these contracts. Because of the large number of such contracts, we do not currently intend to seek consents from or enter into new contracts with the majority of our customers in connection with our spin-off from Pitney Bowes. We cannot predict whether a material number of customers will object to our spin-off from Pitney Bowes or whether the spin-off will adversely affect our business with them.

   Our agreements with Pitney Bowes regarding non-competition and the use of the "Pitney Bowes" brand name may restrict our business; under some circumstances, we may be required to operate under a different brand name.

   In connection with the spin-off, we and Pitney Bowes will enter into a non-exclusive intellectual property agreement that will allow us to operate under the "Pitney Bowes" brand name. The agreement will be for an initial term of two years after the spin-off; however, our right to use the "Pitney Bowes" brand name may be terminated if we or Pitney Bowes elect to terminate the non-competition obligations contained in the distribution agreement. In 2002, we will begin introducing products under the "Imagistics" brand name, which will be used in conjunction with the "Pitney Bowes Office Systems" name. We may be required to expend substantial resources to establish our new brand name, particularly in 2002 and 2003. Under the agreement, Pitney Bowes will have the right to inspect our distribution facilities and an opportunity to review and approve our advertising. Pitney Bowes will have the right to terminate our right to use the "Pitney Bowes" name if:

  . we breach any of our obligations under any of the agreements described in the "Relationship with Pitney Bowes" section of this information statement and do not cure the breach within 60 days after receiving notice of the breach,

  .  we become bankrupt or insolvent, or

  .  we experience a change of control.

   The agreements will also restrict the way in which we use the licensed brand in our business such that we will only be permitted to use the brand name "Pitney Bowes" in connection with the marketing and distribution of our target product offerings (as described below) in the United States and the United Kingdom. We may subsequently request Pitney Bowes' consent, which may not be unreasonably withheld, for our use of the brand name in any additional geographic markets that we may enter in the future. If we grow the business and offer products beyond our current offerings or market and distribute products outside of the permitted geographic regions or in geographic regions for which Pitney Bowes withholds its consent, we would be required to offer them under the "Imagistics" brand name without reference to "Pitney Bowes." Our current target product offerings include copiers, facsimile machines and multi-functional machines and related products.

   If we are forced to terminate our use of the "Pitney Bowes" brand name as a result of our breach of the agreements, the early termination of the non-competition provision or the expansion of our target product offerings or moving outside of our permitted geographic regions, our business could be seriously harmed. In any event, after not more than two years, we will be forced to abandon the use of the "Pitney Bowes" brand name in connection with our products. Because all of our products are currently sold under the "Pitney Bowes" brand name, adopting the "Imagistics" brand name may cause confusion for our customers and adversely affect our product recognition, which could result in a loss of business.

 Our historical financial information may not be representative of our results as an independent entity and, therefore, may not be reliable as an indicator of our historical or future results.

   The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

  . various adjustments and allocations were made to the historical financial statements in this information statement because Pitney Bowes did not account for us as a separate stand-alone entity for all periods presented,

  . the historical information does not reflect many significant changes that will occur in our financial condition, capital structure and operations as a result of our spin-off from Pitney Bowes, and

  . the historical information may not accurately reflect our indebtedness outstanding after the spin-off.

   We cannot assure you that the adjustments and allocations we have made in preparing our historical and pro forma combined financial statements appropriately reflect our operations during the periods presented as if we had operated as a stand-alone entity, nor can we predict what the actual effect of our spin-off from Pitney Bowes will be.

 In connection with the spin-off, we will assume a significant amount of debt and may substantially increase our debt in the future, which could subject us to various restrictions and higher interest costs, as well as decrease our profitability.

   Historically, because we were a division of Pitney Bowes, the vast majority of our external financing was incurred by Pitney Bowes at the parent level and provided to us internally. Our historical financial statements include debt due to Pitney Bowes. In our historical financial statements, interest expense has been allocated based on a relationship between our net assets and Pitney Bowes' net assets, charged at Pitney Bowes' weighted average borrowing rate.

   Prior to the spin-off, we expect to enter into a senior secured credit facility in an amount of up to $225 million, providing for both term and revolving credit borrowings and the issuance of letters of credit, which would allow us to borrow funds for general corporate purposes, including the repayment of other debt, working capital and acquisitions. The availability of the revolving loans and letters of credit will be subject to a borrowing base as defined in the credit facility. The credit facility will be guaranteed by each of our present and future subsidiaries and secured by liens on substantially all of our assets and properties and those of our present or future domestic subsidiaries and 65% of the capital stock of any present or future foreign subsidiaries that is owned by us or any of our present or future domestic subsidiaries. The credit facility will contain customary affirmative, negative and financial covenants with which we would be required to comply, including a minimum EBITDA (earnings before interest, taxes, depreciation and amortization) covenant and a maximum debt to EBITDA ratio covenant. The credit facility is also expected to contain covenants that will, among other things, limit our ability to: declare and pay dividends on our shares, incur indebtedness or liens, make investments, enter into mergers, acquisitions and asset sales (including sale and lease back transactions), change our business, make capital expenditures and enter into transactions with our affiliates. Any failure to comply with these covenants would result in our default under the credit facility, which would allow the lenders to accelerate the maturity of the borrowings under the credit facility and sell or otherwise exercise remedies with respect to their collateral.

   It is likely that Pitney Bowes Credit Corporation, a wholly owned subsidiary of Pitney Bowes, will be a participant in the credit facility. We expect that Pitney Bowes Credit Corporation (i) would provide less than 50 percent of our credit facility and (ii) will cease to be a lender under our credit facility no later than one year after the spin-off. Because of the restrictions in the credit facility and the possibility that we may need to seek approval for certain actions or upon the occurrence of certain events, Pitney Bowes Credit Corporation, as a participant in the lending group under the credit facility, may exercise some influence over the conduct of our business. For example, this may include the imposition of new conditions or additional restrictions on how we operate our business (such as restrictions on our capital expenditures or on acquisitions) in return for the lenders', including Pitney Bowes Credit Corporation's, waiver of borrowing or other conditions or covenants under the credit facility. Since Pitney Bowes Credit Corporation is controlled by Pitney Bowes, this may permit Pitney Bowes to exercise influence over our business. Our interests and those of Pitney Bowes, particularly in areas in which we may compete, or in which we sell products or provide services to or on behalf of Pitney Bowes, may conflict. If, during the period in which Pitney Bowes Credit Corporation is a participant in our credit facility, Pitney Bowes, through Pitney Bowes Credit Corporation, exercises influence over our business in a way that conflicts with our interests, that may have a material adverse effect on our business and financial condition.


   We will use borrowings under the credit facility, and may use a portion of our cash balances, to repay Pitney Bowes for all intercompany borrowings (including amounts relating to income taxes payable) and to pay a dividend to Pitney Bowes, as our sole stockholder. The lenders' obligation to make loans and issue letters of credit to us will be subject to certain conditions, including the absence of any default under the credit facility, the truth as of each date of borrowing or issuance of our representations under the credit facility and the absence of any material adverse change to our business.

   We may substantially increase our debt in the future. If our cash flow from operations is less than we expect, we may require additional financing. We may, from time to time, make borrowings under our credit facility or issue other long-term or short-term debt, if available. Our future indebtedness may impose various restrictions and covenants on us which could limit our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Credit Facility." We also may incur higher than expected interest expenses in servicing our debt, which would decrease our profitability. Potential creditors may be more reluctant to enter into lending arrangements with us after the spin-off than they have been with Pitney Bowes, as we will be a smaller, less diversified company.

 There has not been any prior trading market for our shares; our stock price may fluctuate significantly following the spin-off; stockholders who buy or sell our common stock may lose all or part of the value of their common stock, depending on the value of our common stock from time to time.

   There has been no trading market for our shares, although a "when-issued" trading market may develop prior to completion of the spin-off. We have applied for listing of our stock on the New York Stock Exchange, under the symbol "IGI."

   We cannot assure you as to whether our shares will be actively traded or as to the prices at which the shares will trade. In particular, at the time of the spin-off and soon thereafter, Pitney Bowes stockholders who receive shares of our common stock in the spin-off may sell shares of our common stock for a number of reasons. These may include:

  .  the fact that our common stock is unlikely to be included in the S&P
     500. Any investors, including mutual funds, that invest only in companies that are included in the S&P 500 will be forced to sell the shares of our common stock that they receive in the spin-off.

  . the fact that we will likely be considered a small-capitalization company after the spin-off. We cannot assure you that stockholders who focus on large- or mid-capitalization companies, possibly including some of our largest stockholders, will not sell the shares of our common stock that they receive in the spin-off.

  . the fact that we do not intend to pay a dividend. Some stockholders are not allowed to hold stock of companies that do not pay dividends. These stockholders will be forced to sell the shares of our common stock that they receive in the spin-off.

  . the fact that our business profile may not match the investment strategy of some of our stockholders, causing them to sell the shares of our common stock that they receive in the spin-off.

Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, may cause the market price of our common stock to decline. In addition, sales of substantial amounts of our common stock may delay the development of an orderly trading market in our shares for a period of time following the spin-off. Until our shares are fully distributed and an orderly market, if any, develops, the prices at which our shares trade may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue.

   Prices for our shares will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for our shares, our results of operations, what investors think of our company and our industry, changes in earnings estimates by any analysts that may follow our company, changes in economic conditions in our industry and general economic and market conditions. In addition, the stock market often experiences significant price fluctuations that are unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations could have a material adverse impact on the trading price of our shares.

 The possibility of substantial sales may have an adverse impact on the trading price of our shares.

   Based on the number of shares of Pitney Bowes common stock outstanding on September 30, 2001, Pitney Bowes will distribute to its stockholders a total of approximately 19.5 million Imagistics shares. Under the United States federal securities laws, all of these shares may be resold immediately in the public market, except for shares held by our affiliates. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. We cannot predict whether stockholders will resell large numbers of our shares in the public market following the spin-off or how quickly they may resell those shares.

Risks Relating to Our Business

   We face the following risks in connection with the general conditions and trends of the industry in which we operate.

 Adverse economic conditions could affect our sales or ability to service debt.

   The weakening of the U.S. economy continues to negatively impact our revenue growth. In addition, the terrorist attacks of September 11, 2001, while not materially impacting the Company's performance for historical periods presented in this information statement, could cause further weakening of the economy which may continue to adversely impact our revenues. We cannot predict the ongoing impact of these terrorist acts or whether future acts, if any, will further reduce demand for our products and continue to adversely effect our results. If our sales were to continue to decline our business would be seriously threatened. Lost sales revenue would force us to take measures such as reducing our number of employees, selling or closing certain of our facilities, and limiting our product offerings in order to try to remain competitive. In addition, we might face more dire long-term consequences such as bankruptcy if the level of our sales were to decrease substantially for a sustained period.

   Our ability to service our indebtedness will depend on our future operating performance, which will be affected by prevailing economic conditions and financial and other factors, certain of which we cannot control.

Our debt service requirements may make us more vulnerable to economic downturns. If we are not able to service our indebtedness, we would be forced to pursue one or more alternative strategies such as reducing our capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital (which may substantially dilute the ownership interest of holders of our shares). There can be no assurance that we can effect any of these strategies on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

 Our success will depend on our ability to respond to technological developments.

   The document imaging and management industry is undergoing an evolution in product offerings, moving toward the use of digital technology in a multi-functional office environment. Our continued success will depend to a great extent on our ability to respond to this rapidly changing environment. We cannot assure you that we will be able to anticipate which products or technologies will gain market acceptance or that, even if we do correctly anticipate market demand, our suppliers will be willing or able to supply such products to us at competitive prices. Further, we may not be able to obtain the necessary manufacturers' authorization to market newly-developed equipment or to arrange agreeable terms with manufacturers to market newly-developed equipment. Additionally, new products using new technology may be sold through other channels of distribution. While it is possible that technological advancements may result in lower product costs which may increase unit volume sales, this trend may reduce our overall sales revenues and/or margins. In addition, product reliability improvements may result in reduced service revenues. We will also incur increased expenses for the continued training of our sales and service personnel to familiarize them with new technologies. See "Our Business--Industry Overview."

 The industry trend toward digital technology may result in lost value of analog copiers.

   Digital copiers have gained market share over the past three to five years and current industry trends and predictions indicate that the demand for digital copiers will increase substantially in the next few years. Since analog copiers are cheaper to purchase, we still provide analog copiers to many of our customers and will continue to provide these machines as long as there is a market for them. However, many of our rental customers have provisions allowing for technology upgrades during the terms of their contract. If many of our customers exercise their contractual rights to upgrade to digital equipment in line with the overall increase in use of digital copiers, we may experience returns of a large number of analog machines and a subsequent loss of book value on these machines. In addition, as we attempt to manage the balance between digital copiers and analog copiers, we may miscalculate the demand for one or the other. If we miscalculate, we may not provide a product line that appeals to our customers, and we may lose customers. In addition, if the trend toward digital copiers accelerates faster than we project, we may be forced to sell excess analog copiers at reduced prices, assuming we are able to do so. As a result of these events, our results of operations may be harmed.

 Our customers have many technological options and may reduce their use of our products.

   The proliferation of e-mail, multi-functional printers and other technologies in the workplace may lead to a reduction in the use of traditional copiers and fax machines. As compared to several years ago, we believe that our customers are making fewer copies per installed copier. We cannot anticipate whether technological advancements will substantially minimize the need for our products in the future. Our future success may depend on our ability to develop new options and document imaging solutions for our customers.

 Pitney Bowes Management Services and/or Pitney Bowes Credit Corporation may choose to stop purchasing our products.

   In the past, we have sold our products to Pitney Bowes Management Services, which provides on-site document management services to many of our customers. We are entering into an agreement providing for the continuation of our relationship with Pitney Bowes Management Services. However, Pitney Bowes

Management Services is not required to use our products in connection with its procurement and on-site management of copier products, and it is possible that other manufacturers and distributors will be more successful.

   Our agreement with Pitney Bowes Management Services provides for a term of only two years. Following the termination of this agreement, we will need to determine whether or not to continue our relationship with Pitney Bowes Management Services, develop our own management services unit or enter a partnership arrangement with a different management services provider. In the interim, as more procurement decisions are handled by outside entities, many of which are controlled by or otherwise affiliated with manufacturers or distributors of copier products, it may become more difficult or impossible to compete for this business. This may have a material adverse effect on our business, results of operations or financial condition.

   In addition, we are entering into a vendor financing agreement with Pitney Bowes Credit Corporation, which accounted for 14% of our 2000 total revenue. Although the agreement sets terms for Pitney Bowes Credit Corporation's provision of vendor financing for our products, Pitney Bowes Credit Corporation is not obligated to continue to provide vendor financing for our products. If Pitney Bowes Credit Corporation does not continue to provide vendor financing and we are unable to obtain an alternate entity to provide vendor financing for our products, our business, results of operations, financial condition and cash flows could be adversely affected. In addition, Pitney Bowes Credit Corporation will likely be a participant in our credit facility.

 Many of our rental contracts are subject to adjustment or amendment under specified circumstances, which may cause us to lose business or to have excess inventory returned to us.

   At the end of a rental contract, if the contract is not renewed, the product subject to the rental contract is returned to us. When setting rental contract pricing, we must make certain assumptions as to the value, if any, at the time of return of the product as well as the economic useful life of the equipment, because we seek to resell or rerent used product after the rental period. If product returned to us at the end of a rental contract is worth less than we had projected, we may suffer a material adverse effect on our business, results of operations and financial condition as a result. Products may be worth less than projected due to faulty assumptions at the time we entered into the rental contract or because of a shift in demand for particular products (such as increased demand for digital products, and lower demand for analog products).

   Many of our rental contracts provide for upgrades of products during the term of the rental contract. If we have priced these upgrades improperly, this may cause a material adverse effect on our business, results of operations or financial condition. In addition, the product returned to us as a result of the upgrade must be resold or rerented, which may cause adverse effects similar to those that may occur at the end of a rental term.

 A substantial percentage of our revenue is from government customers; in most cases, these customers may terminate their contracts at will.

   We derive a substantial portion of our revenues from federal, state and local government entities. Our revenues could be adversely impacted by a reduction in the overall level of government spending and by changes in spending priorities at federal, state and local levels from year to year. Furthermore, even if the overall level of government spending does increase or remains stable, the budgets of the government agencies with whom we do business may be decreased. In addition, obtaining government contracts continues to be competitive and we cannot be certain that we will be successful in renewing contracts secured through the bidding process. Historically, there have been no significant contract terminations, however, government contracts are generally terminable at will by the customer and we cannot assure you that our government contracts will not be terminated early. Though our customer base extends into other markets, we are dependent upon government entities as one of our major sources of revenues. Our future success and revenue growth will depend in part on our ability to further expand our customer base, including with government customers.

 Our copier business currently commands a very small share of its market.

   As a part of Pitney Bowes, we were part of a company with a major presence across many areas of the workplace. As an independent entity we will need to build on our current relationships and forge new ones based on our own strengths. Although our fax machine business has a very significant share of the corporate fax market, our copier business has a very insignificant share of the corporate copier market. In addition, more of our major account customers buy or rent our fax machines than our copiers. Our goal is to develop new copier customers at both the major account and commercial user levels. We also plan to increase our copier product offerings and to continue to work with third-party developers to introduce office solutions packages in order to further develop our copier business and increase our copier market share. We operate in a highly competitive market and, therefore, cannot predict whether copier customers will be attracted to our product offerings or whether we will be able to enhance our copier market share and build our presence in this market.

 The document imaging solutions industry is very competitive; we may be unable to compete favorably, causing us to lose sales to our competitors.

   Our competitors include the distribution units of large office equipment manufacturers and independent distributors, as well as office superstores and consumer electronics chains. As digital and other new technology develops, we may have to compete with new distribution channels, including computer distributors and value added resellers, for products containing new technology. While we are a significant distributor in the office products and document management solutions market, certain competitors, principally the distribution units of large office equipment manufacturers, may have greater total financial, purchasing and/or sourcing power than we do. We believe that the principal competitive factors in the office products and corporate imaging solutions market are price and product capabilities; availability, quality and speed of post-sales service support; availability of equipment, parts and supplies; speed of delivery; financing terms; and availability of financing, leasing or rental programs. Our future success depends, in part, on our ability to deliver enhanced products and service packages while also offering competitive price levels.

 We are highly dependent on our sales staff.

   Our sales personnel are responsible for initial outreach to both major accounts and commercial users and they are essential to establishing long-term relationships with these customers. We depend on these employees to attract new customers and maintain relationships with current customers. The turnover of our sales personnel, particularly in our commercial markets, is high. Continual turnover in our sales force could affect our ability to properly identify, solicit and maintain new customers for our products.

 We are dependent on outside suppliers and distribution facilities.

   We rely on outside suppliers to manufacture the products that we distribute, including Minolta, Matsushita, Muratec, Oki, Brother, Heidelberg and Kyocera Mita. Minolta currently supplies a significant portion of our new copier equipment. Minolta or our other suppliers may be unable to deliver us products in the future. If these manufacturers discontinue their products or if political changes, economic disruptions or natural disasters occur where their production facilities are located, we will be forced to identify an alternative supplier for the product. We may not be successful in doing so. Even if we are successful, the replacement product may be more expensive or may lack certain features of the discontinued product and we will experience some delay in obtaining the product. These events would cause disruption to our customers. In addition, we cannot assure you that products from Minolta or our other suppliers will not decline in quality in the future. This would also require us to find an alternative supplier. Delivery of our products may also be subject to disruption by strikes, which may close ports or interfere with ship, rail or truck transport or damage to port or other transport facilities by natural or other disasters, including acts of war and/or terrorist activity. Any of these events could have a material adverse effect on our business and financial condition.

 We are dependent on certain key personnel.

   Our success depends to a significant extent on the continued service of certain key management personnel. Currently, we have agreements with our Chairman and Chief Executive Officer, Marc C. Breslawsky, our Chief Financial Officer, Joseph D. Skrzypczak, and our Vice President, General Counsel and Secretary, Mark S. Flynn, regarding the key components of their compensation with us. The terms of their employment may be further reflected in formal employment agreements to be entered into prior to the spin-off. We have not entered into employment arrangements with any of our other key management personnel. The loss or interruption of the services of our senior management personnel or the inability to attract and retain other qualified management, sales, marketing and technical employees would affect us adversely.

 We are subject to risks related to international operations, particularly risks related to foreign currencies.

   We operate a multinational business and, accordingly, are subject to risks inherent in international operations. Non-U.S. operations generated approximately 3.4% of our 2000 revenues and approximately 4.2% of our 1999 revenues. Our non-U.S. operations are subject to political, economic and other risks inherent in operating in countries outside the United States, including possible adverse government regulation, imposition of import and export duties and quotas, currency restrictions, price controls, potentially burdensome taxation and/or other restrictive government actions.

   Also, a large portion of our costs are denominated in foreign currencies. For example, our margins were negatively impacted in 2000 because of cost increases for product purchases from our Japanese vendors, as a result of the increased strength of the Japanese yen. In 2000, approximately 77% of our total product purchases, based on costs, were denominated in yen. Fluctuations in the value of foreign currencies relative to the U.S. dollar could have a material adverse effect on our U.S. dollar-denominated operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Market Risk" and "--Effects of Inflation and Foreign Exchange."

Risk Factor Relating to Our Corporate Documents

   Provisions in our certificate of incorporation and bylaws and of Delaware law, as well as our rights agreement, may delay or prevent an unsolicited takeover effort to acquire us, which could inhibit your ability to receive an acquisition premium for your shares of our common stock.

   Provisions of our certificate of incorporation and bylaws and of Delaware law, as well as our rights agreement, may delay or prevent an unsolicited takeover effort to acquire us on terms that holders of Imagistics common stock may consider to be favorable. For more detail on these provisions, see "Description of Capital Stock."

                 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

   We have made forward-looking statements in this information statement including in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, benefits resulting from our spin-off from Pitney Bowes, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "will," "should" or the negative of these terms or similar expressions.

   Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this information statement.

   The risk factors discussed in "Risk Factors" could cause our results to differ materially from those expressed in forward-looking statements. There may also be other risks and uncertainties that we are unable to predict at this time or which we do not now expect to have a material adverse impact on our business.

                                  THE SPIN-OFF

Background to and Reasons for the Spin-Off

   Pitney Bowes' board of directors and senior management have embarked upon a comprehensive review of Pitney Bowes' organizational structure and operations, with the primary goals of generating maximum value for Pitney Bowes' stockholders and focusing its resources on its key strategic business. To date, Pitney Bowes has taken a number of actions in furtherance of these goals:

   To enhance stockholder value, Pitney Bowes intends to streamline operations and focus on core products and services. To this end, Pitney Bowes has explored various transaction structures to continue to implement these goals with respect to Pitney Bowes' interest in our business. In the beginning of 1998, Pitney Bowes acknowledged that its office systems division had become an established business with a dedicated customer base, a focused product image and a profitable growth strategy. Pitney Bowes began to conduct discussions with various financial institutions, and retained Merrill Lynch & Co., as financial adviser, and Davis Polk & Wardwell, as legal counsel, to begin an analysis of various alternatives, including the possibility of designing, formulating and implementing a plan to separate us from Pitney Bowes.

   Pitney Bowes' board of directors approved the separation of the office systems business based on the following material factors:

  . separating Pitney Bowes and Imagistics will enable Pitney Bowes to enhance its focus on its core business and concentrate its financial, managerial and marketing resources on the aggressive development of the areas in which it has the strongest market position, the best expertise and the highest growth potential.

  . separate management and ownership structures for Imagistics will liberate us from the constraints on our development currently imposed by reason of our inclusion in Pitney Bowes, specifically in competing for capital with the alternative uses of Pitney Bowes free cash flow. These alternative uses include investment capital for other Pitney Bowes businesses, share repurchases and payment of dividends to Pitney Bowes shareholders. In addition, the separation will allow Imagistics to provide more focused incentives to our management and work force that are directly related to the success of Imagistics.

  . in making the decision to approve the spin-off, Pitney Bowes' board of directors focused on the key benefits of the separation described below.

  . the spin-off will allow Pitney Bowes to improve its profitability, stabilize its earnings growth and reduce its exposure to fluctuations in the document imaging market. Specifically, Pitney Bowes is expected to have a sharper focus on its business and strategic opportunities as a result of its board of directors and management teams focusing solely on its business.

  .  the spin-off will allow Imagistics to:

    . make substantial investments in systems, training and infrastructure;

    .  provide more targeted compensation to our management and work force;

    . tailor our benefits package to be more aligned with our competitive industry; and

    . raise additional funds to pursue an expansion strategy in a consolidating industry.

   We believe that as a separate company we will have a dedicated management team that is more focused and motivated to drive profitability and growth. In addition, with direct access to capital markets, we will no longer have to compete with other divisions of Pitney Bowes for capital and we will be better able to pursue a growth strategy including potential acquisitions.

Description of the Spin-Off

   The distribution agreement between Pitney Bowes and us provides the general terms and conditions relating to the spin-off. See "Relationship with Pitney Bowes--Distribution Agreement."

   Pitney Bowes will effect the spin-off on or about      , 2001 by providing
for the distribution of the shares of our common stock by EquiServe, the distribution agent. The distribution agent will distribute these shares to each holder of record of Pitney Bowes common stock at the close of business on
 , 2001, the record date for the spin-off. The shares of our common stock will be validly granted, fully paid and nonassessable, and the holders of these shares will not be entitled to preemptive rights. See "Description of Capital Stock."

   In the spin-off, Pitney Bowes will distribute 100% of the outstanding shares of our common stock to Pitney Bowes stockholders. Each record holder of Pitney Bowes shares is expected to receive one share of our common stock for every
12.5 shares of Pitney Bowes common stock that the recipient holds at the close of business on the record date for the spin-off. The actual number of shares of our common stock to be distributed will depend on the number of shares of Pitney Bowes common stock that are outstanding on the record date. Based on the number of shares of Pitney Bowes common stock outstanding as of September 30, 2001, we estimate that Pitney Bowes will distribute approximately 19.5 million shares of our common stock to Pitney Bowes stockholders. Immediately after the spin-off, we estimate that approximately 30,000 stockholders of record will hold shares of our common stock, although some of the shares may be registered in the name of a single stockholder who represents a number of stockholders.

   As part of the spin-off, we will be adopting a book-entry share transfer and registration system for our common stock. For registered holders of Pitney Bowes common stock, instead of sending physical share certificates, the distribution agent will credit the shares of our common stock distributed on the date of the spin-off to book-entry accounts established for all registered holders of our common stock. The distribution agent will then mail an account statement to each of those registered holders stating the maximum number of whole shares of our common stock to which that holder is entitled in connection with the spin-off. After the spin-off, registered holders of our common stock may request:

  . a transfer of all or a portion of their shares to a brokerage or other account or

  . receipt of one or more physical share certificates representing their shareholding.

   For those holders of Pitney Bowes common stock who hold their shares through a broker, bank or other nominee, the distribution agent will transfer the shares of our common stock to the registered holders of record who will make arrangements to credit their customers' accounts with our common stock. We and Pitney Bowes anticipate that brokers, banks and other nominees will generally
credit their customers' accounts with our common stock on or about       ,
2001.

   Pitney Bowes will not issue any certificates representing fractional shares of our common stock as part of the spin-off. The distribution agent will aggregate all fractional interests into whole shares and sell them in the open market at then prevailing prices on behalf of holders who would be entitled to receive a fractional interest in our common stock. These holders will receive cash payments in the amount of their proportionate share of the total sale proceeds from the sale of the aggregated fractional interests. The distribution agent will pay the proceeds from these sales based upon the average gross selling price per share of our common stock. See

"--Material Federal Income Tax Consequences of the Spin-Off." Pitney Bowes will bear the cost of commissions incurred in connection with these sales. We anticipate that these sales will occur as soon after the date of the spin-off as practicable.

   The distribution agent will act in its sole discretion, without influence from Imagistics or Pitney Bowes, in effecting these sales. The distribution agent will independently determine all aspects of the sales. Neither the distribution agent nor the broker-dealers it uses are affiliates of Imagistics or of Pitney Bowes.

   None of Pitney Bowes, Imagistics or the distribution agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor Pitney Bowes will pay any interest on the proceeds from the sale of aggregated fractional shares.

   If you become a registered holder of our common stock in connection with the spin-off and you prefer to receive one or more physical share certificates representing your shareholding of our common stock, you will receive one or more certificates for all whole shares of our common stock and, if applicable, cash for any fractional interest. The distribution agent will mail you certificates representing your proportionate number of whole shares of our common stock as soon after the date of request as practicable.

   We anticipate that, in connection with the spin-off, options exercisable for Pitney Bowes common stock will be equitably adjusted as follows:

  . for options held by employees of Pitney Bowes who will continue as Pitney Bowes employees after the spin-off, the exercise price and the number of options will be adjusted so that each employee's options will have the same intrinsic value after the spin-off. These employees will not receive options exercisable for Imagistics common stock; and

  . for options held by employees of Imagistics, the exercise price (but not the number of options) will be adjusted to reflect the spin-off in a similar manner to the option price adjustment made for Pitney Bowes employees, and in order to maintain the aggregate intrinsic value of their options, each such employee will receive new options exercisable for Imagistics common stock.

Dividend Prior to the Spin-Off

   Prior to the spin-off, we will pay to Pitney Bowes an amount equal to $150 million plus the aggregate amount of any additional funds advanced to us by Pitney Bowes between August 1, 2001 and the date of the spin-off. The amount of this payment which exceeds the net intercompany balance payable by us to Pitney Bowes will be paid as a dividend to Pitney Bowes, as our sole stockholder prior to the spin-off. We will fund the dividend from borrowings under our proposed credit facility and may also use a portion of our cash balances. The dividend will be at the discretion of the board of directors of Pitney Bowes, as sole stockholder of Imagistics prior to the spin-off, with consideration of the availability of funds. For details about this dividend, see "Pro Forma Combined Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Results of the Spin-Off

   After the spin-off, we will be a separate public company operating our current document imaging products and solutions business. Immediately after the spin-off, we expect to have approximately 30,000 holders of record of Imagistics shares and approximately 19.5 million Imagistics shares outstanding, based on the number of stockholders of record and outstanding Pitney Bowes shares on September 30, 2001 and a distribution ratio of one share of Imagistics common stock for every 12.5 shares of Pitney Bowes common stock. The actual number of Imagistics shares to be distributed will be determined as of the record date. The spin-off will not affect the number of outstanding Pitney Bowes shares or any rights of Pitney Bowes stockholders.

Material Federal Income Tax Consequences of the Spin-Off

   Pitney Bowes has received a ruling from the IRS stating that, subject to certain representations, the spin-off qualifies as tax-free to Pitney Bowes and its stockholders under Section 355 of the Internal Revenue Code.

   The material federal income tax consequences of a tax-free spin-off are:

  . Except as described below with respect to fractional shares, stockholders of Pitney Bowes will not recognize gain or loss as a result of the spin-off.

  . Cash received instead of a fractional share will be treated as received in exchange for the fractional share. Gain or loss will be recognized by a recipient stockholder to the extent of the difference between the stockholder's basis in the fractional share and the amount received for the fractional share. If the fractional share interest is held as a capital asset by the recipient stockholder, the gain or loss will be a capital gain or loss.

  . You, as a stockholder of Pitney Bowes, will apportion your tax basis in Pitney Bowes common stock between Pitney Bowes common stock and our common stock received in the spin-off in proportion to the relative fair market values of Pitney Bowes common stock and our common stock on the date of the spin-off.

  . If you hold Pitney Bowes common stock as a capital asset as of the date of the spin-off, your holding period for our common stock received in the spin-off will include the period during which you held the common stock which enabled you to receive our common stock in the spin-off.

  . Pitney Bowes generally will not recognize any gain or loss as a result of the spin-off.

   Current Treasury regulations require each stockholder of Pitney Bowes who receives our common stock in the spin-off to attach a descriptive statement concerning the spin-off to the stockholder's federal income tax return for the year in which the spin-off occurs. Pitney Bowes, or Imagistics on behalf of Pitney Bowes, will make available the required information to each stockholder of record of Pitney Bowes as of the record date for the spin-off.

   You should consult your tax adviser regarding the particular federal, foreign, state and local tax consequences of the spin-off to you.

   For a description of the agreement under which we and Pitney Bowes have provided for tax sharing and other tax matters, see "Relationship with Pitney Bowes--Tax Separation Agreement."

                                 TRADING MARKET

   There has been no public market for our common stock. An active trading market may not develop or be sustained in the future. However, we expect that a limited market for shares of our common stock, commonly known as a "when issued" trading market, will develop on or shortly before the record date for the spin-off. We have applied to list our common stock on the New York Stock Exchange under the ticker symbol "IGI" and believe that our common stock will be acceptable to the NYSE for listing.

   We cannot predict the prices at which our common stock may trade before the spin-off on a "when issued" basis or after the spin-off. These prices will be determined by the marketplace and may be significantly below the book value per share of our common stock. Prices at which trading in shares of our common stock occurs may fluctuate significantly. These prices may be influenced by many factors, including quarter to quarter variations in our actual or anticipated financial results or those of other companies in the industries or the markets that we serve, investor perception of our company and the document imaging industry, and general economic and market conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See "Risk Factors--There has not been any prior trading market for our shares; our stock price may fluctuate significantly following the spin-off; stockholders who buy or sell our common stock may lose all or part of the value of their common stock, depending on the value of our common stock from time to time."

   Shares of our common stock that you will receive in the spin-off will be freely transferable, except if you are considered an "affiliate" of us under Rule 144 under the Securities Act of 1933. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. Our affiliates may only sell common stock received in the spin-off:

  . under a registration statement that the SEC has declared effective under the Securities Act or

  . under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

   The number of options to purchase shares of our common stock that will be outstanding immediately after the spin-off cannot be determined until after the spin-off. These options will be granted under the Imagistics Stock Plan. See "Executive Compensation--Imagistics Stock Plan." Shares of our common stock issued upon exercise of these options will be registered on Form S-8 under the Securities Act and will, therefore, be freely transferable under the securities laws, except by affiliates as described above.

   Except for the shares of our common stock distributed in the spin-off and the options described above, none of our securities will be outstanding on or immediately after the spin-off.

                                   DIVIDENDS

   We anticipate that future earnings will be used principally to support operations and finance the growth of our business. Thus, we do not intend to pay cash dividends on our common stock in the foreseeable future. Immediately prior to the spin-off, we expect to enter into a senior secured credit facility providing for both term and revolving credit borrowings, which would allow us to borrow funds for general corporate purposes, including the repayment of other debt, working capital and acquisitions. The credit facility will likely contain affirmative and negative covenants that, among other things, would require us to satisfy certain financial tests and maintain certain financial ratios. We expect that the credit facility would likely also limit our ability to declare and pay dividends on our shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facility." If our lenders permit us to declare dividends, the dividend amounts, if any, will be determined by our board. Our board will consider a number of factors, including our financial condition, capital requirements, funds generated from operations, future business prospects, applicable contractual restrictions and any other factors our board may deem relevant.

                        SELECTED COMBINED FINANCIAL DATA

   The following table presents our selected combined financial data. The information set forth below should be read in conjunction with the "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and notes thereto included elsewhere in this information statement. The combined statement of income data set forth below for the years ended December 31, 1998, 1999 and 2000 and the combined balance sheet data at December 31, 1999 and 2000 are derived from, and are qualified by reference to, our audited combined financial statements included elsewhere in this information statement. The combined statement of income data for the years ended December 31, 1996 and 1997 and for the nine months ended September 30, 2000 and 2001 and the combined balance sheet data at December 31, 1996, 1997 and 1998 and at September 30, 2000 and 2001 are derived from our unaudited combined financial statements. Results for the nine months ended September 30, 2001 are not necessarily indicative of results to be expected for the entire fiscal year 2001 or any other interim period. In our opinion, all adjustments, which consist only of normal and recurring items considered necessary for a fair presentation, have been included in our unaudited combined financial statements.

   The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                                                       Nine months ended
                              Years ended December 31,                   September 30,
                          -------------------------------------------- -----------------
                            1996     1997     1998     1999     2000     2000     2001
                          -------- -------- -------- -------- -------- -------- --------
                                        (Dollars
                                           in
                                       thousands)
Combined Statement of
 Income data
 Revenue:
 Sales..................  $249,285 $271,765 $299,440 $322,947 $326,046 $245,352 $231,041
 Rentals................   169,033  185,915  199,525  211,353  227,790  169,432  174,179
 Support services.......    82,410   86,261   90,736   92,177   88,922   67,308   62,121
                          -------- -------- -------- -------- -------- -------- --------
  Total revenue.........   500,728  543,941  589,701  626,477  642,758  482,092  467,341
                          -------- -------- -------- -------- -------- -------- --------
 Costs and expenses:
 Cost of sales..........   129,065  131,536  143,263  157,385  186,181  134,222  142,733
 Cost of rentals........    61,385   65,613   68,819   74,245   88,506   68,943   69,837
 Selling, service and
  administrative........   190,372  204,653  213,712  232,627  252,799  187,753  222,718
 Interest expense, net..     3,463    4,517    5,780    8,646   11,281    8,324    8,484
                          -------- -------- -------- -------- -------- -------- --------
  Total costs and
   expenses.............   384,285  406,319  431,574  472,903  538,767  399,242  443,772
                          -------- -------- -------- -------- -------- -------- --------
 Income before income
  taxes.................   116,443  137,622  158,127  153,574  103,991   82,850   23,569
 Provision for income
  taxes.................    47,283   55,190   63,452   61,638   41,144   32,750    9,293
                          -------- -------- -------- -------- -------- -------- --------
 Net income.............  $ 69,160 $ 82,432 $ 94,675 $ 91,936 $ 62,847 $ 50,100 $ 14,276
                          ======== ======== ======== ======== ======== ======== ========
 Pro forma basic and
  diluted earnings per
  share.................                                      $   3.20               .72
Combined Balance Sheet
 data
 Total assets...........  $253,991 $296,638 $385,105 $449,834 $505,464 $485,280 $520,447
 Total current
  liabilities, including
  amounts due to Pitney
  Bowes.................  $ 81,017 $ 77,698 $108,256 $133,670 $180,088 $155,685 $191,040
 Total long-term
  liabilities...........  $  5,914 $  6,259 $ 13,716 $ 10,898 $ 10,213 $  8,546 $ 14,439
Other data
 Depreciation and
  amortization..........  $ 47,803 $ 51,450 $ 58,364 $ 67,219 $ 73,755 $ 54,472 $ 57,628
 Earnings before
  interest, taxes,
  depreciation and
  amortization..........  $167,709 $193,589 $222,271 $229,439 $189,027 $145,646 $ 89,681
 Capital expenditures...  $ 56,208 $ 69,085 $ 78,566 $ 98,756 $ 89,183 $ 70,460 $ 57,777

   Earnings before interest, taxes, depreciation and amortization, or EBITDA, is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles, but is presented because we believe it is a widely accepted indicator of our ability to incur and service debt. EBITDA does not give effect to cash used for debt service requirements and capital expenditures and thus does not reflect funds available for reinvestment, dividends or other discretionary uses. In addition, EBITDA as presented in this information statement may not be comparable to similarly titled measures reported by other companies.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

   Before the spin-off, we operated as part of Pitney Bowes. The following unaudited pro forma combined financial statements provide the historical combined financial statements for Imagistics adjusted for the spin-off and the related transactions and events described in the notes to the unaudited pro forma combined financial statements. You should read the unaudited pro forma combined financial statements together with our historical combined financial statements and the notes to those combined financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this information statement.

   The unaudited pro forma combined statement of income for the year ended December 31, 2000 and for the nine months ended September 30, 2001 presents our results of operations assuming the spin-off had been completed as of January 1, 2000. The unaudited pro forma combined balance sheet at September 30, 2001 presents our combined financial position assuming that the spin-off had been completed on that date. The pro forma adjustments set forth in the pro forma adjustments column are based upon currently available information and are described in the notes to the unaudited pro forma financial statements.

   We are providing unaudited pro forma combined financial statements for informational purposes only. You should not construe them to be indicative of our results of operations or financial condition had the spin-off and the related transactions and events been completed on the dates assumed. They may not reflect the results of operations or financial condition which would have resulted had we been operated as a separate, independent entity during such periods. In particular, note that the pro forma combined statements of income do not include adjustments to selling, service and administrative expenses associated with our being a stand-alone public company. We estimate that stand-alone public company incremental administrative overhead costs (including accounting, treasury, tax, legal, human resources and corporate governance) would have been approximately $16 million on an annual basis. In addition, we estimate that we will invest approximately $20 million to $30 million over the next 24 months to enhance our information systems infrastructure. These expected information systems expenditures are not included in the pro forma combined financial statements. Finally, the pro forma combined financial statements are not necessarily indicative of our future results of operations or financial condition.

                Unaudited Pro Forma Combined Statement of Income
                   (Dollars in thousands, except share data)
                  For the nine months ended September 30, 2001

                                                    Pro Forma
                                        Historical Adjustments   Pro Forma
                                        ---------- -----------  -----------
Revenue:
 Sales.................................  $231,041               $   231,041
 Rentals...............................   174,179                   174,179
 Support services......................    62,121                    62,121
                                         --------               -----------
  Total revenue........................   467,341                   467,341
                                         --------               -----------
Costs and expenses:
 Cost of sales.........................   142,733                   142,733
 Cost of rentals.......................    69,837                    69,837
 Selling, service and administrative...   222,718                   222,718
 Interest expense, net.................     8,484     (377)(a)
                                                       720 (b)        8,827
                                         --------     ----      -----------
  Total costs and expenses.............   443,772      343          444,115
                                         --------     ----      -----------
Income before income taxes.............    23,569     (343)          23,226
Provision for income taxes.............     9,293     (138)(c)        9,155
                                         --------     ----      -----------
Net income.............................  $ 14,276     (205)     $    14,071
                                         ========     ====      ===========
Pro forma basic and diluted earnings
 per share.............................                         $       .72(d)
Pro forma weighted average common
 shares outstanding....................                          19,525,297(e)


        See notes to unaudited pro forma combined financial statements.

                Unaudited Pro Forma Combined Statement of Income
                   (Dollars in thousands, except share data)
                      For the year ended December 31, 2000

                                                    Pro Forma
                                        Historical Adjustments   Pro Forma
                                        ---------- -----------  -----------
Revenue:
 Sales.................................  $326,046               $   326,046
 Rentals...............................   227,790                   227,790
 Support services......................    88,922                    88,922
                                         --------               -----------
  Total revenue........................   642,758                   642,758
                                         --------               -----------
Costs and expenses:
 Cost of sales.........................   186,181                   186,181
 Cost of rentals.......................    88,506                    88,506
 Selling, service and administrative...   252,799                   252,799
 Interest expense, net.................    11,281     (458)(a)
                                                       960 (b)       11,783
                                         --------     ----      -----------
  Total costs and expenses.............   538,767      502          539,269
                                         --------     ----      -----------
Income before income taxes.............   103,991     (502)         103,489
Provision for income taxes.............    41,144     (201)(c)       40,943
                                         --------     ----      -----------
Net income.............................  $ 62,847     (301)     $    62,546
                                         ========     ====      ===========
Pro forma basic and diluted earnings
 per share.............................                         $      3.20(d)
Pro forma weighted average common
 shares outstanding....................                          19,525,297(e)


        See notes to unaudited pro forma combined financial statements.

                   Unaudited Pro Forma Combined Balance Sheet
                             (Dollars in thousands)
                               September 30, 2001

                                                        Pro Forma
                                            Historical Adjustments     Pro Forma
                                            ---------- -----------     ---------
Assets
Current assets:
 Cash......................................  $ 38,912                  $ 38,912
 Accounts receivable, net..................   120,399                   120,399
 Inventories...............................   130,156                   130,156
 Current deferred taxes on income..........    13,526                    13,526
 Other current assets and prepayments......     8,501                     8,501
                                             --------                  --------
  Total current assets.....................   311,494                   311,494
Property, plant and equipment, net.........    22,016                    22,016
Rental equipment and related inventories,
 net.......................................   133,569                   133,569
Goodwill, net..............................    52,958                    52,958
Other assets...............................       410      4,800 (f)      5,210
                                             --------   --------       --------
Total assets...............................  $520,447      4,800       $525,247
                                             ========   ========       ========
Liabilities and invested/shareholders'
 equity
Current liabilities:
 Accounts payable and accrued liabilities..  $ 46,826                  $ 46,826
 Due to Pitney Bowes.......................   115,239   (115,239) (f)       --
 Advance billings..........................    28,975                    28,975
                                             --------   --------       --------
  Total current liabilities................   191,040   (115,239)        75,801
Deferred taxes on income...................    12,069                    12,069
Long-term debt.............................       --     155,000 (f)    155,000
Other noncurrent liabilities...............     2,370                     2,370
                                             --------   --------       --------
  Total liabilities........................   205,479     39,761        245,240
                                             --------   --------       --------
Commitments and contingencies..............       --                        --
Invested/shareholders' equity:
 Preferred stock, par value $1.00 per
  share, no shares authorized, issued and
  outstanding historical; 10,000,000 shares
  authorized, no shares issued and
  outstanding pro forma....................       --                        --
 Common stock, par value $.01 per share, no
  shares authorized, issued and outstanding
  historical; 150,000,000 shares
  authorized; 19,525,297 shares issued and
  outstanding pro forma....................       --         195  (g)       195
 Additional paid in capital................       --     282,427  (h)   282,427
 Owner's net investment....................   317,583    (34,961) (i)
                                                        (282,622) (h)       --
 Accumulated other comprehensive loss......    (2,615)                   (2,615)
                                             --------   --------       --------
  Total invested/shareholders' equity......   314,968    (34,961)       280,007
                                             --------   --------       --------
Total liabilities and
 invested/shareholders' equity.............  $520,447      4,800       $525,247
                                             ========   ========       ========

        See notes to unaudited pro forma combined financial statements.

           Notes to Unaudited Pro Forma Combined Financial Statements

   Combined Statement of Income

   (a) Prior to the spin-off, we expect to enter into a credit facility and borrow up to $155 million under that facility, and we will use these borrowings and may use a portion of our cash balance to repay Pitney Bowes for all intercompany borrowings (including amounts relating to income taxes payable) and to pay a dividend to Pitney Bowes, as our sole stockholder. For purposes of adjustments to the combined financial statements, we have assumed an interest rate of 7%. We will likely pay a higher interest rate under our credit facility than the rate historically charged by Pitney Bowes. If the interest rate on our borrowing under our expected credit facility fluctuates by .125 of a percentage point, interest expense would fluctuate by approximately $0.2 million on an annual basis.

   (b) Represents amortization of deferred financing costs associated with the credit facility discussed in (a) above. The deferred financing costs are amortized over the anticipated 5 year term of the credit facility using the straight-line method (which approximates the effective interest method).

   (c) The pro forma adjustment to provision for income taxes represents the estimated income tax benefit of pro forma adjustment (a) and (b) above at an effective tax rate of 40%.

   Note: The pro forma combined statements of income do not include adjustments to selling, service and administrative expenses associated with our being a stand-alone public company. We estimate that stand-alone public company incremental administrative overhead costs (including accounting, treasury, tax, legal, human resources and corporate governance) to be approximately $16 million on an annual basis.

   Pro Forma Basic and Diluted Earnings Per Share

   (d) Basic and diluted earnings per share is computed by dividing pro forma net income by the pro forma weighted average number of common shares outstanding. Historical basic and diluted earnings per share is not presented, as our historical capital structure is not comparable to periods subsequent to the spin-off.

   (e) The pro forma weighted average common shares outstanding represents our current estimate of the number of shares to be outstanding after the spin-off assuming these shares were outstanding as of January 1, 2000. The pro forma number of shares of common stock is based on each holder of Pitney Bowes' common stock receiving a dividend of one share of our common stock for every
12.5 shares of Pitney Bowes common stock and there being 244,066,217 shares of Pitney Bowes common stock outstanding and assuming no exercise of outstanding options or other awards. Management's estimate of shares outstanding is subject to change as a result of normal issuance and repurchases of Pitney Bowes common stock prior to the spin-off.

   Combined Balance Sheet

   (f) The pro forma adjustments to amounts due to Pitney Bowes (including amounts relating to income taxes payable) reflect the borrowings to be incurred in connection with the spin-off. Prior to the spin-off, we expect to enter into a credit facility and borrow up to $155 million under that facility, and we will use these borrowings and may use a portion of our cash balance to (i) repay Pitney Bowes for all intercompany borrowings (including amounts relating to income taxes payable), (ii) pay a dividend to Pitney Bowes, as our sole stockholder and (iii) pay deferred financing fees of approximately $4.8 million.

   (g) The pro forma number of shares of common stock is based on each holder of Pitney Bowes' common stock receiving a dividend of one share of our common stock for every 12.5 shares of Pitney Bowes common stock and there being 244,066,217 shares of Pitney Bowes common stock outstanding and assuming no exercise of outstanding options or other awards.

   (h) On a historical basis, the amount of Pitney Bowes' net investment in us was recorded as owner's net investment in our historical combined financial statements.

   (i) Reflects a cash dividend to Pitney Bowes, as our sole stockholder.

                                 CAPITALIZATION

   The following table presents our historical combined capitalization at September 30, 2001 and pro forma for the spin-off and the related transactions and events described in the notes to our unaudited pro forma combined balance sheet under the "Unaudited Pro Forma Combined Financial Statements" as if the spin-off and the related transactions and events had been consummated on September 30, 2001.

   You should read the capitalization table below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our historical combined financial statements and the "Unaudited Pro Forma Combined Financial Statements" and the notes to those combined financial statements included in this information statement.

   We are providing the capitalization table below for informational purposes only. You should not construe it to be indicative of our capitalization or financial condition had the spin-off and the related transactions and events been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition which would have resulted had we been operated as a separate, independent entity at that date and is not necessarily indicative of our future capitalization or financial condition.

                                                             September 30, 2001
                                                            --------------------
                                                            Historical Pro Forma
                                                            ---------- ---------
                                                                (Dollars in
                                                                 thousands)
Due to Pitney Bowes.......................................   $115,239       --
Long-term debt............................................        --   $155,000
Invested/shareholders' equity:
Preferred stock, par value $1.00 per share, no shares
 authorized, issued and outstanding historical; 10,000,000
 authorized, no shares issued and outstanding pro forma...        --        --
Common stock, par value $.01 per share, no shares
 authorized, issued and outstanding historical;
 150,000,000 shares authorized, 19,525,297 shares issued
 and outstanding pro forma................................        --        195
Additional paid in capital................................        --    282,427
Owner's net investment....................................    317,583       --
Accumulated other comprehensive loss......................     (2,615)   (2,615)
                                                             --------  --------
 Total invested/shareholders' equity......................    314,968   280,007
                                                             --------  --------
  Total capitalization....................................   $430,207  $435,007
                                                             ========  ========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion in conjunction with the combined financial statements and the notes thereto, and the unaudited pro forma combined financial statements and the notes thereto, included elsewhere in this information statement. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Please see "Special Note About Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements. Our actual results could differ materially from those discussed in this section. For the purposes of the following discussion, unless the context otherwise requires, "Imagistics International Inc.," "Imagistics," "we," "our" and "us" refer to Imagistics International Inc. and our subsidiaries.

Overview

   We are a large direct sales, service and marketing organization offering document imaging solutions, including copiers, facsimile machines and multi-functional products, primarily to large corporate and government customers or, major accounts, as well as to small- to mid-sized businesses or, commercial users. In addition, we offer specialized document imaging options including digital, analog, color and/or networked products and systems.

Revenues

   Our revenues include revenues from the sale, rental and service of copiers, facsimile machines, multi-functional products and other document imaging equipment including related supplies. Sales revenue is recognized when the risks of ownership have been transferred to the buyer, which is when title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured. Rental revenue is invoiced in advance; the billed revenue is deferred and recognized as earned revenue over the rental term, which ranges from three months to three years. Support services revenue is recognized over the term of the service contract.

Separation from Pitney Bowes

   On December 11, 2000, the board of directors of Pitney Bowes approved the spin-off of the U.S. and U.K. operations of its office systems business to its stockholders as an independent, publicly-traded company. Prior to the spin-off, Pitney Bowes plans to transfer substantially all of the assets and liabilities associated with its office systems business to us. Pitney Bowes has received a ruling from the IRS stating that, subject to certain representations, the spin-off qualifies as tax-free to Pitney Bowes and its stockholders for United States federal income tax purposes.

   Immediately following the spin-off, Pitney Bowes will no longer have a financial investment in our business except as described below. We will enter into a transition services agreement with Pitney Bowes providing for certain essential services to us for a limited period following the spin-off, agreements with Pitney Bowes Management Services and Pitney Bowes of Canada, under which they may choose to continue to purchase and use our products and, in the case of Pitney Bowes Management Services, our services, a vendor financing agreement providing for Pitney Bowes Credit Corporation to continue as our primary lease vendor on a multi-year basis after the spin-off, an intellectual property agreement with Pitney Bowes allowing us to continue using the "Pitney Bowes" brand name in the United States and the United Kingdom for a period of up to two years following the spin-off, a tax separation agreement and other agreements described in the section entitled "Relationship with Pitney Bowes." Pitney Bowes Credit Corporation will likely be a lender under our credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Credit Facility."

   In addition, prior to the date of the spin-off, we expect to enter into a credit facility. We will use substantially all of the proceeds from initial borrowings under that facility and may use available cash to repay certain amounts due to Pitney Bowes and to pay a dividend to Pitney Bowes. The combined financial statements included in this information statement do not reflect any changes that may occur in our financing and operations as a result of the spin-off.

   The combined financial statements include allocations of certain Pitney Bowes corporate expenses. Corporate expense allocations have been charged based generally on the ratio of our costs and expenses to Pitney Bowes' costs and expenses. Pitney Bowes' allocated expenses primarily include administrative expenses such as accounting services, real estate costs, customer service support in remote geographic areas and information technology and amounted to $25.7 million, $25.3 million, $26.3 million, $20.9 million and $19.7 million in 1998, 1999, 2000 and for the nine months ended September 30, 2000 and 2001, respectively. We believe the costs of these services charged to us are a reasonable representation of the services provided or benefit received by us. However, the financial information included in this information statement may not reflect the combined financial position, operating results, changes in invested equity and our cash flows in the future or what they would have been had we been a separate stand-alone entity during the periods presented.

   In connection with the spin-off, we must also negotiate new agreements with various third parties as a separate independent entity. There can be no assurance that the terms we will be able to negotiate for these agreements will be as favorable as those we obtained while part of Pitney Bowes. In addition, as part of Pitney Bowes, we benefitted from various economies of scale including shared global administrative functions and shared facilities. We expect that our costs and expenses will increase as a result of the loss of these economies of scale, although the amount is not determinable at this time. Pitney Bowes has been and is expected to continue to be a significant customer; however, we cannot assure you that Pitney Bowes will continue to purchase our products and services. In 2000, revenues from Pitney Bowes, exclusive of sales to Pitney Bowes Credit Corporation for lease to the end user, accounted for approximately 3% of our total revenue.

Results of Operations

   The following table shows our statement of income data, expressed as a percentage of total revenue, for the periods indicated. The table also shows cost of sales as a percentage of sales revenue and cost of rentals as a percentage of rental revenue:

                                As a percentage of total revenue, except
                                                as noted
                               ----------------------------------------------
                                For the year ended      For the nine months
                                   December 31,        ended  September 30,
                               ----------------------  ----------------------
                                1998    1999    2000      2000        2001
                               ------  ------  ------  ----------  ----------
Revenue
 Sales........................   50.8%   51.6%   50.7%       50.9%       49.4%
 Rentals......................   33.8    33.7    35.4        35.1        37.3
 Support services.............   15.4    14.7    13.9        14.0        13.3
                               ------  ------  ------  ----------  ----------
  Total revenue...............  100.0%  100.0%  100.0%      100.0%      100.0%
                               ------  ------  ------  ----------  ----------
Costs and expenses:
 Cost of sales................   24.3    25.1    29.0        27.8        30.6
 Cost of rentals..............   11.7    11.9    13.8        14.3        14.9
 Selling, service and
  administrative..............   36.2    37.1    39.3        39.0        47.7
 Interest expense, net........    1.0     1.4     1.7         1.7         1.8
                               ------  ------  ------  ----------  ----------
  Total costs and expenses....   73.2    75.5    83.8        82.8        95.0
                               ------  ------  ------  ----------  ----------
Income before income taxes....   26.8    24.5    16.2        17.2         5.0
Provision for income taxes....   10.8     9.8     6.4         6.8         2.0
                               ------  ------  ------  ----------  ----------
Net income....................   16.0%   14.7%    9.8%       10.4%        3.0%
                               ======  ======  ======  ==========  ==========
Cost of sales as a percentage
 of sales revenue.............   47.8%   48.7%   57.1%       54.7%       61.8%
Cost of rentals as a
 percentage of rental
 revenue......................   34.5%   35.1%   38.9%       40.7%       40.1%

 Nine months ended September 30, 2001 and September 30, 2000

   Revenue. For the nine months ended September 30, 2001, total revenue decreased 3% to $467.3 million from $482.1 million for the nine months ended September 30, 2000, reflecting decreased sales and support service revenue partially offset by higher rental revenue. The weakening of the U.S. economy continues to negatively impact our revenue growth. In addition, the terrorist attacks of September 11, 2001, while not materially impacting the Company's performance for the period under discussion, could cause further weakening of the economy which may continue to adversely impact our revenues.

   Sales revenue decreased 6% to $231.0 million due to the strategic decision to focus on renting, rather than selling our copier and multi-functional products. Industry-wide pricing pressures, particularly on copier and multi-functional product sales, also adversely impacted sales revenue.

   Rental revenue increased 3% to $174.2 million, reflecting the shift in our copier marketing focus toward large national accounts, which is a market that requires a rental placement strategy similar to that of our facsimile product placement strategy. We continued to implement this strategic shift in our copier systems product line by increasing the focus on renting our copiers, responding to a need for financing flexibility in the major account marketplace. During the nine months ended September 30, 2001, rental revenue derived from our copier product line increased 9% and reflected growth in the overall installed rental population and the impact of increased placements of our high-end digital products. Rental revenue derived from our facsimile product line increased 1% versus the prior year as slightly higher revenue in the U.S. due to increased placements were offset by declining revenue in the United Kingdom due largely to the impact of currency exchange rates. The current overall economic environment as well as industry-wide pricing pressures on both new placements and on contract renewals continue to adversely impact revenue growth.

   Support service revenue decreased 8% to $62.1 million, reflecting the strategic decision to focus on renting, rather than selling our copier and multi-functional products with the associated service contracts.

   Cost of sales. The cost of sales ratio, or cost of sales expressed as a percentage of sales revenue, increased to 62% for the nine months ended September 30, 2001 from 55% for the nine months ended September 30, 2000. This increase resulted from the impact of increased industry-wide pricing pressures, particularly on copier and multi-functional product sales as well as increased obsolescence reserves, primarily on aging sales demonstration and analog equipment in response to the continuing market shift from analog to digital product.

   Cost of rentals. The cost of rental ratio, or cost of rentals expressed as a percentage of rental revenue, was 40% for the nine months ended September 30, 2001 down 1 percentage point versus 2000.

   Selling, service and administrative expenses. Selling, service and administrative expenses were 48% of total revenue for the nine months ended September 30, 2001 compared with 39% for the nine months ended September 30, 2000. Selling, service and administrative expenses increased 19% to $222.7 million reflecting costs associated with geographic expansion of sales and service capabilities, higher compensation, travel and employee-related expenses due to increased sales and service headcount, severance costs associated with employee acceptance of voluntary severance arrangements, increased consulting fees associated with the enhancement of our information systems infrastructure and with the spin-off from Pitney Bowes and incremental finance and administrative expenses associated with being a stand-alone public company. Included in selling, service and administrative expenses are allocated amounts from Pitney Bowes, reflecting our share of overhead costs related to shared selling, service and administrative expenses. Operating expenses of field sales and service offices are included in selling, service and administrative expenses because no meaningful allocation of these expenses to cost of sales, rentals or support services is practicable. We expect to continue to incur additional expenses associated with being a stand-alone public company. See the notes to the "Unaudited Pro Forma Combined Financial Statements."

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

   Net interest expense. Interest expense allocated by Pitney Bowes to us was $8.5 million and $8.3 million, for the nine months ended September 30, 2001 and 2000, respectively. Interest expense has been allocated based on a relationship between our net assets and Pitney Bowes' net assets and reflect interest expense charged at Pitney Bowes' weighted average borrowing rate of 6.70% and 6.75% in 2001 and 2000, respectively. We believe the interest expense allocations are a reasonable representation of the costs of financing our assets and operations in the past. However, we may not be able to obtain financing at interest rates similar to those used for the interest expense calculation. Accordingly, our interest expense as a stand-alone entity will likely be higher than that reflected in the combined financial statements.

   Effective tax rate. Our effective tax rate was 39.4% and 39.5% for the nine months ended September 30, 2001 and 2000, respectively. Income tax was calculated as if we filed separate income tax returns. Pitney Bowes manages its tax position on a combined basis, which takes into account the results of all of its businesses. Our future effective tax rate will largely depend on our structure and tax strategies as a separate, independent entity and could vary from our historical effective tax rates.

 Years ended December 31, 2000 and December 31, 1999

   Revenue. In 2000, total revenue increased 3% over the prior year, reflecting increased sales and rental revenue partially offset by lower support services revenue.

   Sales revenue increased 1% in 2000 due to an increase in copier equipment sales and additional copier supply sales. The increase in copier equipment sales is directly related to our expansion into new geographic markets in the U.S. particularly through the acquisition of various small independent dealers for sales and service capabilities in remote geographic areas. Without these acquisitions, sales revenue would have decreased by 1%. Higher facsimile equipment sales were offset by a decline in consumable supply sales (primarily toner). Supply sales have decreased, despite unit placement increases, due primarily to lower page volume per machine caused by other new technologies, such as e-mail.

   Rental revenue increased 8% in 2000, reflecting a shift in our copier marketing focus toward large national accounts, which is a market that requires a rental placement strategy similar to that of our facsimile product placement strategy. We continued to implement this strategic shift in our copier systems product line by increasing the focus on renting our copiers, responding to a need for financing flexibility in the major account marketplace. During 2000, rental revenue derived from our copier product line increased 20% and reflected growth in the overall installed rental population and the impact of increased placements of our high-end digital products. Contribution to rental revenue growth also came from our facsimile product line, where rental revenue increased 3% over the prior year. The growth in the facsimile installed base was driven by placements of high speed and high volume machines geared toward the major account customer. The revenue growth was moderated by industry-wide pricing pressures on both new placements and on contract renewals.

   Support services revenue decreased 4% in 2000, reflecting the strategic decision to focus on renting, rather than selling, our copier and multi-functional products with service contracts to our national account customers.

   Cost of sales. The cost of sales ratio, or cost of sales expressed as a percentage of sales revenue, increased to 57% in 2000 from 49% in 1999. This increase primarily resulted from an increase in our product costs from suppliers located in Japan, reflecting the strengthening of the yen against the dollar in 2000. The cost of sales ratio was also unfavorably impacted by lower industry-wide pricing, particularly on copier and multi-functional product sales.

   Cost of rentals. The cost of rentals ratio, or cost of rentals expressed as a percentage of rental revenue, increased to 39% in 2000 from 35% in 1999. The higher cost of rentals ratio in 2000 reflects the impact of lower industry-wide pricing on new rental additions and contract renewals and increased costs associated with maintaining the growing installed rental population.

   Selling, service and administrative expenses. Selling, service and administrative expenses were 39% of total revenue in 2000 compared with 37% in 1999. Selling, service and administrative expenses increased 9% over the prior year reflecting costs associated with geographic expansion of sales and service capabilities and sales force training. We expect to incur additional expenses associated with becoming a stand-alone public company. See the notes to the "Unaudited Pro Forma Combined Financial Statements."

   Net interest expense. Interest expense allocated by Pitney Bowes to us was $11.3 million and $8.7 million, respectively, in 2000 and 1999. Interest expense has been allocated based on a relationship between our net assets and Pitney Bowes' net assets and reflects interest expense charged at Pitney Bowes' weighted average borrowing rate of 6.87% and 5.83% in 2000 and 1999, respectively.

   Effective tax rate. Our effective tax rate was 39.6% in 2000 and 40.1% in 1999. Income tax expense was calculated as if we filed separate income tax returns. Pitney Bowes manages its tax position on a combined basis, which takes into account the results of all of its businesses. Our future effective tax rate will largely depend on our structure and tax strategies as a separate, independent entity and could vary from our historical effective tax rates.

 Years ended December 31, 1999 and December 31, 1998

   Revenue. In 1999, total revenue increased 6% over the prior year. Product sales revenue, which increased 8%, along with rental revenue, which increased 6%, were the primary drivers of revenue growth.

   Sales revenue increased 8% in 1999 due to growth in placements of our copiers and multifunctional products. Our enhanced nationwide distribution capabilities resulting from our expansion into new geographic markets in the U.S., particularly through the acquisition of sales and service capabilities, was the primary driver of product sales growth. Without these acquisitions, sales revenue would have increased 2%. Copier supply sales were also higher. Facsimile consumable supply sales (primarily toner) also contributed to sales growth. However, the rate of growth in facsimile supply sales was moderated even while unit placements increased, due primarily to lower page volume per machine caused by other new technologies, such as e-mail.

   Rental revenue increased 6% in 1999, driven by a shift in our copier and multifunctional product placements from sales towards rentals and by steady growth in our installed base of facsimile and multifunctional systems. During 1999, we made a strategic shift in the marketing of our copier product lines by increasing the focus on renting rather than selling our broadened range of analog and digital imaging solutions, responding to a perceived need for financing flexibility from our customers. Rental revenues in the latter part of the year showed substantial gains as our major account strategy added to our installed rental base. Contribution to rental revenue growth also came from our facsimile product line, where rental revenue increased 5% over the prior year. At year-end 1999, our installed population of facsimile machines exceeded 200,000 units, which represented a 13% increase over year-end 1998. The growth in the installed base was driven by placements of high speed and high volume machines geared toward the major account customer. The revenue growth was moderated by industry-wide pricing pressure on both new placements and on contract renewals. Our base of multifunctional systems also grew as we broadened our offerings in the market.

   Support services revenue increased only 2% in 1999, reflecting the strategic decision to focus on renting, rather than selling, our copier and multifunctional products with service contracts to our major account customers.

   Cost of sales. The cost of sales ratio, or cost of sales expressed as a percentage of sales revenue, was 49% in 1999 and increased slightly from 48% in 1998. This increase primarily resulted from lower industry-wide pricing, particularly on facsimile consumable supply sales.

   Cost of rentals. The cost of rentals ratio, or cost of rentals expressed as a percentage of rental revenue, increased to 35% in 1999 from 34% in 1998 due primarily to the shift to digital equipment which has a higher cost than analog equipment.

   Selling, service and administrative expenses. Selling, service and administrative expenses were 37% of total revenue in 1999 and 36% in 1998.

   Net interest expense. Interest expense allocated by Pitney Bowes to us was $8.7 million and $5.8 million, respectively, in 1999 and 1998. Interest expense has been allocated based on a relationship between our net assets and Pitney Bowes' net assets and reflects interest expense charged at Pitney Bowes' weighted average borrowing rate of 5.83% and 4.72% in 1999 and 1998, respectively.

   Effective tax rate. Our effective tax rate was 40.1% in 1999 and 1998. Income tax expense was calculated as if we filed separate income tax returns. Pitney Bowes manages its tax position on a combined basis, which takes into account the results of all of its businesses. Our future effective tax rate will largely depend on our structure and tax strategies as a separate, independent entity and could vary from our historical effective tax rates.

Expansion of Sales and Service Capabilities

   During 1998, 1999, 2000 and the first nine months of 2001, we acquired certain assets and assumed certain liabilities of various independent dealers for sales and service capabilities in remote geographic areas. These acquisitions, individually or in the aggregate, were not significant to our financial position or results of operations. These acquisitions were accounted for using the purchase method of accounting. The purchase price, including direct costs of the acquisitions, was allocated to acquired assets and assumed liabilities. The excess of the purchase price over the net tangible assets acquired is recorded as goodwill and amortized using the straight-line method over 40 years. The operating results of these acquisitions are included in our financial statements from the date of the respective acquisition.

Recent Accounting Pronouncements

   In 1998, Financial Accounting Standard ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." amended in 2000 by FAS No. 138, was issued. FAS No. 133 requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of those instruments will be reflected as gains or losses. The accounting for the gains and losses depends on the intended use of the derivative and the resulting designation. FAS No. 133, as amended, is effective January 1, 2001 for us. Adoption of this accounting standard did not have a material impact on our financial position or results of operations.

   In 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements," summarizing certain guidance in applying generally accepted accounting principles to revenue recognition in financial statements. We are in compliance with SAB No. 101.

   In July 2001, the Financial Accounting Standards Board issued FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets." FAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. FAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001, will be adopted by us on January 1, 2002. We are currently assessing the financial statement impact of adopting these statements.

   In August 2001, the Financial Accounting Standards Board issued FAS No. 143, "Accounting for Asset Retirement Obligations". FAS No. 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. The Company will adopt FAS No. 143 on January 1, 2003. We are currently assessing the financial statement impact of adopting this standard.

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

   In October 2001, the Financial Accounting Standards Board issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS 144 supercedes FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed Of" and establishes accounting and reporting standards for long-lived assets to be disposed of by sale. The Company will adopt FAS No. 144 on January 1, 2002. We are currently assessing the financial statement impact of adopting this standard.

   In September 2001, the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") reached a consensus on Issue 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001". EITF 01-10 provides guidance for accounting for the effects of the events of September 11, 2001 in financial statements. The Company had approximately 3,000 facsimile rental assets and 750 copier rental assets located in various customer locations in the World Trade Center Complex in New York City. As a result of the terrorist attacks of September 11, 2001, the Company has suffered property damage losses relating to these rental assets. While it is too early to determine the full extent of all damages and losses, management believes it is probable that insurance programs substantially cover these losses. Accordingly, in compliance with EITF No. 01-10, the Company has reduced rental assets and included in Due to Pitney Bowes approximately $2.0 million representing the net book value of the facsimile and copier products expected to be covered under property insurance claims filed by Pitney Bowes. In addition, Pitney Bowes expects to submit an insurance claim under the provisions of its business interruption policy that includes a claim for our lost revenue under leases for facsimile and copier products destroyed during the terrorist attacks. In accordance with EITF 01-10, as the likelihood of collection under this claim cannot yet be determined, we have not recorded any gain contingency related to this matter.

Liquidity and Capital Resources

   Our net cash flow provided by operating activities was $99.5 million, $96.6 million, $114.6 million, $108.0 million and $108.9 million for the nine months ended September 30, 2001 and 2000 and for the years ended December 31, 2000, 1999 and 1998, respectively. We used $56.4 million, $73.2 million, $92.4 million, $107.3 million and $93.4 million in investing activities for the nine months ended September 30, 2001 and 2000 and for the years ended December 31, 2000, 1999 and 1998, respectively. Investment in rental assets for the nine months ended September 30, 2001 and 2000 totalled $45.1 million and $62.0 million, respectively. During 2000, $77.2 million was used for investment in rental equipment assets compared to $92.0 million and $70.3 million in 1999 and 1998, respectively. Capital expenditures for property, plant and equipment were $7.9 million, $2.0 million, $3.6 million, $2.1 million and $3.6 million for the nine months ended September 30, 2001 and 2000, and for the years ended December 31, 2000, 1999 and 1998, respectively. Cash used in financing activities was $7.3 million, $20.5 million, $23.2 million, $6.7 million and $11.7 million for the nine months ended September 30, 2001 and 2000 and for the years ended December 31, 2000, 1999 and 1998, respectively, reflecting borrowings from, and payments to, Pitney Bowes.

   Our ratio of current assets to current liabilities at September 30, 2001 remained constant at 1.63 to 1 versus December 31, 2000. Our ratio of current assets to current liabilities decreased to 1.63 to 1 at December 31, 2000 compared to 1.89 to 1 at December 31, 1999 due to the increase in the amount due to Pitney Bowes and accounts payable and accrued liabilities, partially offset by increases in accounts receivable and inventories. For the nine months ended September 30, 2001 and 2000, we generated $46.5 million and $32.5 million, respectively in free cash flow (defined as net cash provided by operating activities less net investment in fixed assets). In 2000, we generated $33.8 million in free cash flow compared to $13.9 million in 1999.

   We had no material commitments other than our supply agreements with our vendors. These commitments extend only to equipment ordered under purchase orders; there are no long-term purchase requirements.

   We will continue to make additional investments in facilities, equipment, computer systems and equipment and our distribution network as required to support our revenue growth. We anticipate investments in rental equipment assets for new and replacement programs in amounts consistent with prior years. We estimate that we will invest approximately $20 million to $30 million over the next 24 months to enhance our information systems infrastructure. Our cash flow from operations, together with anticipated borrowing arrangements is expected to adequately finance our operating cash requirements and capital expenditures for the next twelve months. We expect to fund further expansion and long-term growth primarily with cash flows from operations, borrowings under the credit facility described below and possible future sales of additional equity or debt securities.

 Credit Facility

   Following the spin-off, Pitney Bowes will no longer be providing funds to finance our operations except as described below. Prior to the spin-off, we expect to enter into a senior secured credit facility in an amount of up to $225 million, providing for both term and revolving credit borrowings and the issuance of letters of credit which would allow us to borrow funds for general corporate purposes, including the repayment of other debt, working capital and acquisitions. The availability of the revolving loans and letters of credit will be subject to a borrowing base as defined in the credit facility. The credit facility will contain customary affirmative, negative and financial covenants with which we would be required to comply, including a minimum EBITDA (earnings before interest, taxes, depreciation and amortization) covenant and a maximum debt to EBITDA ratio covenant. The credit facility is also expected to contain covenants that will, among other things, limit our ability to: declare and pay dividends on our shares, incur indebtedness or liens, make investments, enter into mergers, acquisitions and asset sales (including sale and leaseback transactions), change our business, make capital expenditures and enter into transactions with our affiliates. Failure to comply with these covenants would result in our default under the credit facility, which would allow the lenders to accelerate the maturity of the borrowings under the credit facility and sell or otherwise exercise remedies with respect to their collateral.

   It is likely that Pitney Bowes Credit Corporation, a wholly owned subsidiary of Pitney Bowes, will be a participant in the credit facility. We expect that Pitney Bowes Credit Corporation (i) would provide less than 50 percent of our credit facility and (ii) will cease to be a lender under our credit facility no later than one year after the spin-off.

   Our obligations under the credit facility will be guaranteed by each of our present and future domestic subsidiaries and secured by (i) a perfected lien on and a security interest in substantially all of our (and our present and future domestic subsidiaries') tangible and intangible property and assets and (ii) a perfected lien on and pledge of all of the capital stock of any present and future domestic subsidiary and 65% of the capital stock of any present and future foreign subsidiary which is owned by us or any of our present or future domestic subsidiaries. The lenders' obligation to make loans and issue letters of credit to us will be subject to certain conditions, including the absence of any default under the credit facility, the truth as of each date of borrowing or issuance of our representations under the credit facility and the absence of any material adverse change to our business.

   Prior to the spin-off, we expect to borrow up to $155 million under the credit facility. We will use these borrowings, and may use a portion of our cash balance, to (i) repay Pitney Bowes for all intercompany borrowings (including amounts relating to income taxes payable), (ii) pay a dividend to Pitney Bowes, as our sole stockholder and (iii) pay deferred financing fees of approximately $4.8 million.


 Market Risk

   We are exposed to the impact of interest rate changes and foreign currency fluctuations due to our investing and funding activities and operations in different foreign currencies.

   Historically, our exposure to exchange rate risk has been managed on an enterprise-wide basis as part of Pitney Bowes' risk management strategy. This strategy employs derivative financial instruments, primarily spot forward foreign exchange contracts, to hedge certain foreign currency exposures. We are currently evaluating our exchange rate risk management strategy. We do not currently and do not intend in the future to utilize derivative financial instruments for speculative purposes.

 Effects of Inflation and Foreign Exchange

   Inflation, although moderate in recent years, continues to affect worldwide economies and the way companies operate. It increases labor costs and operating expenses, and raises costs associated with replacement of fixed assets such as rental equipment. Despite these growing costs and industry-wide pricing pressures, we have generally been able to partially offset declining profit margins through productivity, efficiency improvements and controlling operating expense levels.

   Much of our international business is transacted in local currency. For example, our margins were negatively impacted in 2000 because of the increase in product costs from our Japanese vendors reflected in the strength of the Japanese yen. In 2000, approximately 77% of our total product purchases, based on costs, were denominated in yen.

   The impact of translating the assets and liabilities of our United Kingdom operations to U.S. dollars is included in accumulated other comprehensive loss as a component of invested equity. The increase in accumulated other comprehensive loss from $59,000 at December 31, 1999 to $2.7 million at December 31, 2000 is due to currency fluctuations between the U.S. Dollar and the British Pound in 2000. We generally view our investment in the United Kingdom operations as long-term. Based on the long-term nature of the investment, as well as the level of operations in the United States, the impact of currency rate fluctuations between the U.S. dollar and the British Pound does not have a material effect on our financial position, results of operations or cash flows.

 European Monetary Union--Euro

   Several member countries of the European Union have established fixed conversion rates between their existing sovereign currencies and the Euro, and have adopted the Euro as their single legal currency. The legacy currencies will remain legal tender in the participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, cashless payments can be made in the Euro. Between January 1, 2002 and February 28, 2002, the participating countries will introduce Euro notes and coins and withdraw all legacy currencies so they will no longer be available.

   We are evaluating Euro-related issues affecting us that include our pricing strategies, conversion of information technology systems and existing contracts. We will continue to evaluate issues involving introduction of the Euro as further accounting, tax, legal and regulatory guidance is available. Based on current information and our current assessment, we do not expect that the Euro conversion will have a material adverse effect on our financial position, results of operations or cash flows.

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

                                    BUSINESS

General

   Imagistics International Inc. is a large direct sales, service and marketing organization offering document imaging solutions--including copiers, facsimile machines and multi-functional products--in the United States and the United Kingdom. We strive to provide our customers with flexible, comprehensive document imaging products and services at competitive market prices. We market our products to large corporate and government customers, which we refer to as major accounts, as well as to small- to mid-sized businesses which we refer to as commercial users. Historically, we have focused our marketing efforts on major account customers for facsimile machines and commercial customers for copiers. We are seeking to capitalize on our proven leadership position with major accounts in the facsimile market to expand our sales of copier products, both in the United States and abroad.

   Pitney Bowes began marketing and distributing copiers in 1967 and facsimile machines in 1982. Pitney Bowes' office systems division, which combined the copier and facsimile product lines, was created in 1998. In 2000, Pitney Bowes made a determination to spin off the United States and the United Kingdom operations of the office systems division to enable us to more fully realize our potential within both the copier and facsimile markets.

   Our direct sales and service network, located throughout the United States and the United Kingdom, provides a broad range of document imaging products and services. We currently have an installed base of over 320,000 copier and facsimile products in use. We consider products in use if they are subject to a current rental or service agreement. Based on the needs of our customers, our representatives offer specialized document imaging options including digital, analog, color and/or networked products and systems. We offer a full array of copiers and facsimile machines that satisfy our customers' needs ranging from a few copies to hundreds of thousands of copies per month. We have historically offered our products under the brand name "Pitney Bowes," which we believe is internationally recognized and associated with quality products. In 2002, we will begin introducing products under the "Imagistics" brand name, which will be used in conjunction with the "Pitney Bowes Office Systems" name. We also provide aftermarket support to our customers through service and supply contracts, as well as the sale of consumable supplies, primarily toner, for all of our products. In addition, we offer document management software systems and network controllers to serve our digital copiers. We have approximately 2,500 fully-trained sales and service representatives in nearly 150 locations who assist customers with all of their product and service needs.

   For maximum flexibility in product development, we do not manufacture any of our products, but rather we purchase equipment and software from a number of different firms. We impose high quality standards on all of the equipment that we offer. Historically, we have used manufacturers such as Minolta, Matsushita, Heidelberg and Kyocera Mita to produce our copier equipment and Matsushita, Muratec, Oki and Brother to produce our facsimile equipment. We believe that our market position and long-term relationships with many of the top manufacturers allow us to negotiate favorable contracts, and in many cases manufacturers agree to provide features and functionality exclusively in products delivered to us. Examples of products that are specially manufactured for us include the Model 2050 facsimile machine, which incorporates an intuitive LCD touch screen, and Connex(TM), a platform controller for digital copiers that functions within the computer network and allows users to print and fax directly from their networked desktop computers.

   Our primary targets are large corporate customers and government entities. Our client base consists of over 70% of the Fortune 500 companies and over 60% of the Fortune 1000 companies. We serve major companies in the automotive, financial services and information technology industries as well as others. While continuing to strengthen and expand our relationships with our current customers, we are also establishing new marketing initiatives geared specifically toward more efficiently serving small- to mid-sized companies or commercial users. Beginning in 1996, we expanded our sales and service coverage into geographic areas where we did not have a significant presence. We plan to maintain our relationships with commercial users through the use of our trained team of commercial sales representatives. Due to our diverse customer base and the recurring nature of our rental and service revenues, seasonal variations do not significantly impact our business.

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

   We have benefitted from our relationship with Pitney Bowes. In connection with the spin-off, we are entering into arrangements with Pitney Bowes that will:

  . allow us to continue using the Pitney Bowes brand name in the United States and the United Kingdom for a period of up to two years, and we may request the ability to use the name in additional geographic areas, subject to Pitney Bowes' consent, not to be unreasonably withheld,

  . continue our relationship as a provider of products to the Pitney Bowes Management Services division, which provides on-site document and copier fleet management services, and Pitney Bowes' Canadian office products operations, in each case for a period of two years,

  . continue using Pitney Bowes Credit Corporation as the primary lease vendor for our equipment on a multi-year basis after the spin-off, and

  . permit us to use Pitney Bowes' information technology systems until the end of 2002.

Industry Overview

   The document imaging and management industry consists of the production and supply of various imaging products, as well as the provision of pre-sale and after-market product services. We have been a leader in the facsimile machine segment of this industry for nearly 20 years. Our competitors include the distribution units of large office equipment manufacturers such as Ricoh, Canon and Xerox and other independent distributors such as Ikon and Danka.

   Companies in the document imaging industry sell products primarily through three channels of distribution: direct sales, independent dealer sales and retail sales. Direct sales involve the marketing of products by sales representatives working directly for the company whose products they offer. Independent dealer sales result from customer calls performed by independent dealer outlets that generally sell manufacturer-branded products. Retail sales include sales of low-end products, typically through national retail outlets or local smaller retailers.

   The document imaging industry is rapidly changing. Whereas most corporate customers have relied upon products that utilize analog technology in the past, we believe that a significant number of our customers will require products that utilize digital technology in the near future. According to industry sources, approximately 378,000 digital copiers, representing 19.6% of all new copiers, were sold in the United States in 1998. This figure is more than 12 times the number of digital copiers sold in 1996. In 1999, digital units represented almost half of the new copiers placed in the United States. Industry sources predict that, by the end of 2004, approximately 96% of all new copier placements will be digital machines. Digital products, unlike analog products, can connect with computer networks and communicate with other office imaging equipment, enabling customers to more efficiently connect and utilize their document management solutions over a wide array of more useful features, such as higher quality copies, color capability, finishing capability and multi-functional capability. The move toward digital products has spurred larger document imaging providers to hire and train sales, service and maintenance personnel with respect to these digital products.

   Copiers and facsimile machines are no longer the only options available to corporate customers. The use of e-mail, Internet faxing and desktop and stand-alone printers that offer a range of document imaging options has changed the manner in which documents are reproduced and distributed within the workplace. As a result of recent technological advances in electronic communication and document sharing, greater options for document imaging and management exist within the corporate workplace. These events, in turn, have created a new opportunity and challenge for document image providers to develop new options and cost-conscious solutions for the workplace and provide their customers with multi-faceted products in order to remain competitive.

   Today's busy corporate environment demands office machines and systems that work faster and more efficiently than ever before, while providing high-quality imaging solutions. The current proliferation of multi-functional machines designed to address copying, faxing, printing and scanning needs in the workplace is a direct result of these demands. Multi-functional products efficiently send, receive and print documents, thus eliminating office bottlenecks, improving employee productivity and saving valuable workspace in offices of all sizes. As workplaces increasingly rely on computer networks, document imaging providers are also developing more products that allow for shared communication and that work seamlessly with other office systems. These networked solutions offer greater speed and, by diverting print streams to more efficient output devices, can lower a company's imaging costs significantly. The cost of managing documents is high for most companies and increased use of the Internet for desktop research and printing has further increased the volume and cost of imaging activity for most businesses. In addition to searching for ways to minimize imaging costs, customers continue to demand high-performance machines that produce well-finished products. In addition, corporations struggle with the issue of how to deploy new technology and get users to embrace it. Currently, the industry is producing a greater number of color machines to offer customers a range of options for their copying needs. Color machines allow companies to increase their level of in-house document production and produce "finished" copies for meetings, presentations and mailings. The use of color machines minimizes or eliminates the need for outside document production services and can offer tremendous savings to companies.

   Corporate customers are also searching for new ways to manage their document imaging needs. Corporations are increasingly outsourcing non-core competencies, including document imaging. This is especially true as the complexity of these solutions increases and corporations seek to avoid hiring, training and retraining personnel to use new machines. In recent years, many large document imaging providers have developed management services capabilities to address this need. Through management services relationships, document imaging providers offer a full range of services, from installation and training of employees to complete on-site document imaging management, including selection of equipment and provision of personnel, allowing corporate customers to choose the solution that is best for them.

Strategy

   Our goal is to be a leading provider of document imaging products and services. To that end, we plan to build on our strengths and pursue the following initiatives:

   Maintain and Further Strengthen Major Account Relationships. We have maintained successful relationships in the facsimile area with many large Fortune 500 companies for nearly 20 years. We believe that our strong personal relationships with many of these customers, as well as our integrated sales and service organization and the broad national reach of our organization, have been the keys to our success in acquiring new business and retaining our current customers. We plan to leverage our success in the facsimile market to sell copier products to these major accounts.

   In light of current economic pressures, technological advances and changes in the corporate workplace, we must strive to meet our customers' needs in new ways. As many corporate customers seek to reduce administrative expenses through centralized purchasing and consolidation of their vendors, we believe that we are well positioned to offer a range of products and services, including technological innovations and new options, from one single source. Because we enjoy continuity with so many of our long-standing major accounts customers, we believe they will seek to expand their relationships with us by purchasing additional products and services.

   Expand Our Product Offerings Through Our Sourcing and Distribution Relationships. We believe that one of our greatest strengths is our strategy of sourcing cost-effective "families" of products from different manufacturers to best suit our customers' requirements. We seek to form relationships with various manufacturers, each with different specialties and different strengths. Although we source from multiple vendors, all of our products meet demanding specifications consistent with the "Pitney Bowes" brand. In

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addition, we supplement our product offerings with value-added software and service offerings to optimize ease of training, service and operation.

   We continuously evaluate various imaging products from multiple manufacturers. We believe that our supply contracts provide us access to the best products. Nearly all of our equipment is branded under the same "Pitney Bowes" brand which we believe is well-known and associated with quality and service. We believe that our continued use of the "Pitney Bowes" brand in conjunction with the "Imagistics" brand name for two years following the spin-off will provide stability in our business as we work to establish the "Imagistics" brand. Because of the strength of our relationships with manufacturers, in some cases, manufacturers agree to provide features and functions exclusively in products delivered to us, allowing us to pass these benefits directly to our customers.

   We believe that the transition to digital copier products provides an important opportunity for us to reach new customers as manufacturers develop machines with increased capabilities. Recently, we launched several new digital products that offer faster, more efficient multi-functional service for our heavy-volume corporate customers. These new digital products offer increased document imaging options and capabilities as well as overall savings. We will continue to expand our digital document imaging product offerings in order to meet the needs of our current customers and to allow us to reach a new customer base. In order to remain competitive in light of the many technological options that are available to our customers, we will continue to collaborate with companies that develop integrated document solutions such as Connex(TM), a platform controller that was developed for our digital copiers.

   Increase Outreach of Our Direct Sales and Service Force to the Copier Market. Our sales and service business aims to provide major account customers with one point of contact for their product needs. Regardless of their location in the United States, our customers can contact one of our representatives in their geographic area and receive consistent sales and service assistance. This allows us to control the quality of our sales and service effort and ensure a consistent experience for our customers. It also provides us with an opportunity to keep in regular contact with our customers, which we believe often leads to future sales. We believe that we are the only document imaging company offering a full line of its own branded products that uses its own employees for both sales and service of its products. In some remote areas, however, we rely on Imagistics-trained Pitney Bowes employees for service of our products and will continue to do so following the spin-off. Our marketing strategy is to not only offer an extensive portfolio of product offerings and diverse technology to our Fortune 500 customers, but to establish the same kind of long-term, copier-based relationships with our customers by utilizing our national direct sales and service organization to meet their needs as well.

   Focus on Customer Needs. Our goal is to meet all of our customers' needs for analog and digital systems. Although many of our customers use digital products and have reacted favorably to the digital products we offer and we expect that they will continue to grow in the future, not all of our customers have migrated to digital systems at the fast pace that many in our industry predicted. Because of our purchasing structure, we believe that we will be able to provide both analog and digital machines as our customers require them. We will continue to provide a full range of both analog and digital offerings which we believe will satisfy our customers as well as allow us to manage our inventory at a consistent rate. Because we source digital products and train our workforce on the sales, use and service of these products, and because we continue to research and source new products, we believe that we will be able to respond effectively as the industry changes in the future.

   Pursue an Expansion Strategy. In order to remain competitive, we will continue to expand both our copier and our facsimile businesses in geographic markets in the United States and abroad. We are expanding our national customer base by leveraging our sales and service capabilities with both our major account and commercial users. Our direct sales and service strategy has been an effective method for attracting and retaining customers and we believe we can use it to further expand our copier business. We currently supply document imaging products and services to a variety of large corporations, many of which have an international

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presence and seek global sourcing of their document imaging needs. In order to serve these clients more effectively, we intend to use our United Kingdom operation as a platform for expansion of our business into the larger European market. We believe that the experience of our management team and the new incentives we will provide to our employees as a result of the spin-off will assist us in the expansion of our business both in the United States and abroad.

Business Segments

   We operate in two reportable segments based on geographic area: the United States and the United Kingdom. Revenues from external customers and from Pitney Bowes are attributed to geographic regions based on where the revenues are derived.

   See Note 11 of our Notes to our audited combined financial statements for more information.

Management

   Following the spin-off, our management team will be led by Marc C. Breslawsky, our Chairman and Chief Executive Officer. Mr. Breslawsky currently serves as the President and Chief Operating Officer of Pitney Bowes and has over 30 years of experience in the office systems market. Mr. Breslawsky started the facsimile business for Pitney Bowes in 1982. Other key members of the management team will be:

  .  Joseph D. Skrzypczak, Chief Financial Officer;

  .  Mark S. Flynn, Vice President, General Counsel and Secretary;

  . Nathaniel M. Gifford, Vice President, Product Development and Strategic Marketing;

  .  John C. Chillock, Vice President, Customer Service Operations;

  .  Chris C. Dewart, Vice President, Commercial Sales; and

  .  Joseph W. Higgins, Vice President, National Sales.

See "Management" for more information.

Products

   We offer a broad range of copiers/printers and facsimile machines and related products to major account customers, government entities and small- to mid-sized commercial users.

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Copier and Multi-functional Products

 We offer a broad range of copier and multi-functional products including black and white, color, analog, digital, networked and stand-alone copiers. The following table provides a representative list of our current copier and multi-functional product line:


                                   [GRAPHIC]


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

   Our product line extends from a 12 page-per-minute multi-functional copier to a 110 page-per-minute production system. In addition to our more traditional line of products, we have worked with third party developers to introduce additional document imaging functions that complement our other product offerings. One example is Connex(TM), a platform controller for digital copiers that functions within the computer network and allows customers to print and fax directly from their own networked desktop computers and instantly produce "finished" copies that are, for example, collated, stapled or produced in multiple sets, or scan documents at the digital copier into electronic format for delivery to the network or desktop.

   In 1998 and 1999, we were honored with the prestigious "Copier Line of the Year" award and in 1999 we were awarded eight "Pick of the Year" awards from Buyers Laboratory Inc., a leading independent office products testing organization. In 2000, our DL520 copier was honored with Buyers Laboratory Inc.'s Special award for digital imaging system of the year in 1999/2000. This is a new award bestowed by Buyers Laboratory Inc. and we were the first recipient. In addition, three of our copier products--the DL520 Publisher/DL520 with Finisher, the DL620/DL620 with Finisher, and the CD6100--were recognized with Buyers Laboratory Inc.'s "Pick of the Year" awards for outstanding products. A few years ago, we introduced the award-winning Universal Access Copier System (recently inducted into the permanent collection of the Smithsonian Institution), the first significant office product designed for people with disabilities.

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

 Facsimile Machine Products

   We are also a leader in workgroup facsimile systems and related product offerings and we are currently the largest supplier of facsimile equipment to the Fortune 500. The following table shows a representative sample of our current facsimile machine product line:

                                   [GRAPHIC]

-------------
(1)  A greater number of dots per inch creates a sharper copy.

(2) Graphical Driver Interface, or GDI, is one method of using the facsimile machine as a computer printer.

(3) A faster method of using the facsimile machine as a computer printer than GDI.

(4) The most current and efficient method for compressing data for transmission.

(5) Allows for a second modem so the facsimile machine can simultaneously send and receive data, simultaneously send data to two distinct destinations or simultaneously receive data from two distinct destinations.

(6) This feature allows the machine to retain information in the event of loss of power.

(7)  Facilitates use of all machine features.

   We believe we were among the first document imaging providers to offer plain paper facsimile products as an option to the slower and less efficient thermal facsimile machines. We were the first company to offer the 14,400 bits per second and 33,600 bits per second plain paper facsimile machines to customers. The 33,600 bits per second machines continue to be among our most popular products. We currently offer a full range of plain paper facsimile machines. These machines range from more traditional products to multi-functional machines. We also customize applications for facsimile networks to fit our corporate enterprise customers' special needs.

   Because telecommunication expenses are one of the most costly components in operating a facsimile system in the corporate workplace, we strive to provide our customers with the fastest available facsimile

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machines so that they can minimize their telecommunication costs. Recently, we introduced the highly-acclaimed Model 2050 facsimile machine system that incorporates an intuitive LCD touch screen for exceptional ease of use. The machine's display shows all features and functions at a glance and its "photo" option allows users to optimize half-tone images. Buyers Laboratory Inc. recognized the Model 2050 with a Certificate of Recommendation. In addition, the Model 2050 facsimile machine scans originals at 67 pages per minute and is one of the fastest machines in the industry.

   We have also introduced a number of customer-specific features for our customers. As part of our agreements with our key suppliers, we receive source code for the facsimile software. Our engineers are then able to modify facsimile machines to satisfy individual customer requirements. Some examples of these custom modifications are:

  . Many large investment banks use our "Archival" software. The SEC and the New York Stock Exchange require all customer correspondence and trading records to be reviewed by a superior. Our software creates an archive copy of each facsimile prior to its being transmitted so that a copy of each facsimile is saved as evidence in any future disputes.

  . A large bank uses a custom-developed "Auto Secure Access" feature to limit who is authorized to send facsimiles after normal business hours.

  . A large manufacturing company uses our "Timer Receive to Memory" software. This software allows the facsimile machine to print documents received during normal business hours, while storing in memory incoming documents received after normal business hours.

 Multi-Functional Products

   We offer a number of new multi-functional devices that provide total office solutions to our major account customers. With the reliance of today's businesses on the Internet, e-commerce and associated technologies, our multi-functional products allow companies to efficiently share information among small or large corporate workgroups.

   The table under "Copier Products" above lists a representative sample of some of our multi-functional products as well. The new Model DL170 is a digital, multi-functional desktop device that combines high-speed facsimile, copy and optional network printing capabilities. With 3 second-per-page facsimile transmission and high-volume memory, the Model DL170 performs multiple tasks such as printing, sending and receiving faxes simultaneously. The DL170 offers significantly improved appearance of graphic images and photos as well as shortened facsimile time. The DL170 has a 17 page-per-minute digital copier and a multi-copy capacity of 99 sets that is well-suited for most small workgroup copy applications. The DL170 has options that allow it to function as a network printer.

   The introduction of the new Model DL260/360 series of digital multi-functional devices offers benefits unavailable in older analog copiers, such as lower enterprise-wide print costs, full network integration, and the added convenience of supplemental faxing and scanning. The DL260/360 series offers customers many different application options as it can be installed as a stand-alone copier or factory-equipped to handle walk-up faxing needs. In networked installations, the DL260/360 series also functions as a high-volume laser printer that offers finishing features such as stapling and hole-punching, while controlling print jobs directly from the desktop. This system offers seamless transition from analog-to-digital technology without slowdowns or compatibility issues.

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Supplies

   We also offer a full complement of consumable supplies for our products, such as copier and facsimile toner and cartridges and paper. Supplies are an important component of our overall business and accounted for $165 million, or 25.7%, of our 2000 revenues.

   Many of our copier customers enter into cost-per-copy rental and/or maintenance agreement plans which include the use of supplies. This accounts for a constant source of copier supply revenue. Demand for facsimile supplies has decreased with the use of e-mail and the availability of third-party refilled toner cartridges. In response to this decrease in demand, we introduced our own line of refilled cartridges under the "ECO" brand. Refilled ECO cartridges work with all of our own facsimile machines and also with many competitive fax machines and laser printers.

Service

   Our continued commitment to our products and customers is evident in the many aftermarket service options that we provide. Our copier products are serviced by a nationwide service organization of approximately 1,200 representatives. We believe that this dedicated service force provides us with a distinct advantage over our competitors. These representatives are trained to service our product line and are managed through a central dispatch system to meet strict customer response time requirements. These representatives provide a full range of preventative maintenance and repair services to major account customers and commercial users.

   Pitney Bowes Management Services also provides on-site management of corporate copier fleets in conjunction with its strategy of integrated mail and document management. We will enter into an agreement with Pitney Bowes that allows us to continue our relationship as a provider of products to Pitney Bowes Management Services for a period of two years. This agreement will provide Pitney Bowes with the option to continue purchasing office products from us. As a result, we will be responsible for meeting agreed upon service levels. See "Relationship with Pitney Bowes--Reseller Agreements."

   We support our facsimile machine customers primarily through our 24 hour-a-day, 7 day-a-week diagnostic center. Located in Melbourne, Florida, the diagnostic center is staffed with Imagistics employees who are experts in the use and servicing of our facsimile products and who help minimize any downtime or disruption to our customers. The diagnostic center usually handles over 2,500 calls each day from customers regarding use of facsimile products and 75 percent of the time our employees are able to handle customers' service calls without a technician being dispatched. We successfully manage a number of these calls with our automated services which include recorded tutorials for machine operations and programming. We currently have over 40,000 individual customer machine programs archived in our diagnostic center database, which are able to be delivered remotely. We are able to respond to a number of calls requiring programming assistance by remotely programming customers' units. When repair or refurbishment of our facsimile equipment is necessary, the customer can be talked through the corrective action remotely, or we will send a service representative to repair the product. The diagnostic center also provides support to our customers using networked digital copiers.

Financing Options

   We provide our customers with flexible financing options that allow for the sale, lease or rental of our products. Historically, we have sold products to commercial users either directly to the end user or to a leasing company that, in turn, leases the product to the end user. Where leasing is involved, we sell equipment to either Pitney Bowes' wholly-owned subsidiary, Pitney Bowes Credit Corporation, or to other finance companies. Currently, Pitney Bowes Credit Corporation is the primary source of lease financing for our products.

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

Simultaneously with the spin-off, we will enter into an agreement with Pitney Bowes Credit Corporation which will provide for an ongoing lease-purchase equipment financing program for our products. In 2000, approximately 14% of our revenues were derived from sales to Pitney Bowes Credit Corporation for lease to the end user. See "Relationship with Pitney Bowes-Vendor Financing Agreement."

   Historically, in offering products to our major account customers, we have used a rental strategy. Our major account customers generally are customers of our facsimile products. Most often, we rent our facsimile machines at a flat rate. We are increasingly renting copier products to our large major account customers as well. We generally rent our copiers on either a cost-per-copy basis or at a flat rate with allowance plans for certain services and other options. In the case of rentals, we negotiate a master rental contract with our customers which can be revised to reflect rental of additional products and upgrades to current products or additional services. Generally, our rental contracts are for 36-month terms with renewal options that are automatic unless the customer gives prior notice of cancellation. These rental contracts also cover service and, in many cases, include supplies for use with our equipment. We believe that this approach provides the flexibility this customer base requires.

Customers

   We market and distribute our products to the following customers:

  .  major account customers,

  .  government entities and

  .  commercial users.

   Major account customers are major national and international corporations that require full document imaging and management throughout the customer's entire organization, whether that organization is regional or national. Because we began our business by serving major account customers in the facsimile market nearly 20 years ago and have maintained steady relationships with many of these same customers, our major accounts provide us with recurring rental revenues over longer-term contracts. In addition, because of their individual and complex needs, we are able to provide our major account customers with specially-developed and cutting-edge products as well as customized approaches to their specific needs.

   We target a range of governmental entities from large federal bureaus to small local government offices. These customers generally provide a long-term source of business and, because of our experience, we can anticipate their document imaging needs. Federal government entities may source products through the competitive bidding process or through flat rate contracts. The federal government may also issue a separate bid for large placements pertaining to a specific department or location. Our government contracts are generally for a period of four to five years. State and local government entities generally acquire products through their own varied bidding processes. Although many of these contracts are terminable for non-appropriations of funds by our customers, historically we have not generally had a significant number of early terminations of these contracts.

   We also target commercial users, which generally have more discrete document imaging needs for one specific area or portion of their business or workplace. We customarily sell or lease equipment to these customers and, in most instances, our contracts provide ongoing supplies and service to them.

   Because of our approach of providing a system of national direct sales and service, our ability to provide a range of products, system options and after-market arrangements to our major account customers and our attention to maintaining our relationships with customers through consistent product service, we believe that we can expand these markets in the future.

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

 Case Study

   The United States Military Academy at West Point has been a customer for five years and recently renewed its agreement for an additional four-year period. We supplied the USMA with a fleet of digital copiers, some of which are networked, to provide adaptability and to help achieve the long-term goal of controlling each copier in the multi-copier installation from any personal computer on the campus. Additionally, we worked with the USMA to supply copiers for the academy's summer camp in remote locations. We believe that the USMA has been satisfied not only with the product, but with our service and support as well. Our service representatives perform diagnostic testing and routine maintenance on the USMA's copiers in order to anticipate potential problems before they occur.

Sales and Marketing

   We believe that our sales and marketing approach is rare in our industry. While many of our competitors offer products either by dealer sales or retail sales, we rely solely on direct sales. Our direct sales and service personnel are located throughout the United States. These employees market and service our products to our major account companies all over the nation. Our representatives use national sales and service standards so that our customers receive consistent and reliable assistance regardless of where they are located or which one of our locations they call. In addition, we market our products to commercial users through dedicated sales personnel. We employ over 1,000 sales representatives.

   In addition to our United States business, we currently operate in the United Kingdom. Our U.K. customers include Deutsche Bank, Orion Media, ICL and the United Kingdom Ministry of Defence. We plan to increase the international marketing of our products following the spin-off. Our goal is to increase our service to our current customers as well as broaden our existing customer base by providing our products throughout Europe over time. Our U.K. business is headquartered in Harlow, England. We plan to make this location the headquarters of our European operations. Our products are also offered in Canada through Pitney Bowes of Canada, a subsidiary of Pitney Bowes. In connection with the spin-off, we intend to enter into an agreement with Pitney Bowes of Canada which will provide for a supply relationship with Pitney Bowes' Canadian operations. See "Relationship with Pitney Bowes--Reseller Agreements."

Suppliers and Distribution

   We source our equipment from suppliers throughout the world including Minolta, Matsushita, Muratec, Oki, Brother, Heidelberg and Kyocera Mita. In addition, suppliers such as EFI, Advanced Hi-Tech and Cypress provide us with controllers and document management software for use in our products. We have contractual relationships with these manufacturers, although we continue to search for the best products and do not enter into exclusive relationships with any of our suppliers.

   Using third-party suppliers allows us to offer our customers products with the most current features and technologies. We believe that this sourcing strategy also offers us maximum flexibility. As we expand or upgrade our product line, we are able to choose from the best available products for each product range. We select products by balancing costs and availability of features with ease of customer use, service personnel training, parts availability and serviceability. Because of these benefits, in most cases, we purchase similar products from one manufacturer to cover several product levels.

   Although we do not have minimum order quantities with any of our suppliers, Minolta currently supplies a significant portion of our new copier equipment. If Minolta were unable to deliver products for a significant period of time, we would be required to find replacement products, which may not be available on a timely or cost-effective basis. This could have a material adverse effect on our business, financial condition and results of operations. We do not believe that we are materially dependent upon any other supplier of products, whether

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

new products, parts or consumable supplies. To mitigate against disruptions to our business, we generally keep an adequate level of inventory on hand to meet the needs of our customers for several months.

   We generally require manufacturers to build our products to order with 90 day or less lead times. We usually take title to the goods at the factory, or in the case of Asian factories, at the closest seaport. Finished goods are shipped directly to one of approximately 10 contract warehouses in the United States. When a customer order is received, equipment is unpacked, set up and tested in the warehouse prior to shipping to the customer location by air-ride truck. Supplies are stored primarily at two warehouse locations and are shipped via UPS or overnight delivery directly to our customers. Parts are warehoused at a single location and are delivered via UPS to replenish our service representatives car stocks or shipped overnight for emergency repairs. The United Kingdom business uses similar manufacturing and shipping procedures and finished goods are shipped directly to one of two contract warehouses in the United Kingdom.

Patents, Trademarks and Copyrights

   We have historically distributed our products principally under the Pitney Bowes trademark. We will transition to the use of the "Imagistics" brand name and we have filed applications to register "Imagistics" as a trademark in the United States and the European Community. We make use of several unexpired patents and pending patent applications that relate to our business, none of which we believe are material to our business. In connection with the spin-off, we will enter into a trademark license, patent license and copyright license agreement that will provide us with a non-exclusive license to the Pitney Bowes trademark for a period of up to two years. In addition, the agreement provides for us to license the patents and patent applications on a non-exclusive basis in connection with our business in the United States and the United Kingdom, for the term of the relevant patents. Finally, the agreement provides for us to license all copyrighted material used in connection with our business in the United States and the United Kingdom for the term of the relevant copyrights. We and Pitney Bowes are obtaining the required consents with respect to copyrighted material currently licensed to Pitney Bowes but used by us as a division of Pitney Bowes. See "Relationship with Pitney Bowes--Intellectual Property Agreement."

Employees

   We employ approximately 3,500 individuals throughout the world including approximately 1,000 sales personnel. We employ approximately 120 people in the United Kingdom, almost all of whom are subject to the European Works Council regulations. None of our other employees is covered by a collective bargaining agreement. We believe that we have good relations with our employees.

Competition

   We are primarily involved in the supply of document imaging equipment to corporate, governmental and commercial customers. The document imaging equipment supply industry is highly competitive.

   Although certain of our competitors are experiencing financial difficulties and the overall number of our competitors has decreased due to ongoing industry consolidation, the industry remains highly competitive. Customers rigorously evaluate suppliers on the basis of product reliability and quality, service expertise, geographic reach and price competitiveness. Many of our competitors manufacture their own products. Although we believe that our reliance on third parties for manufacturing provides us with certain benefits, it is possible that our competitors' guaranteed access to product supply through captive manufacturing operations may provide them with a competitive advantage. In addition, some of our competitors have substantially greater financial resources than we will have after the spin-off.

   Our primary competitors in the workgroup facsimile machine market are Canon, Ricoh and Xerox. Our primary competitors in the copier market are Xerox, Ikon, Danka, Canon, Ricoh and Global Imaging.

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Properties

   Our headquarters are in Trumbull, Connecticut consisting of 74,000 square feet of owned space. In addition we conduct operations from facilities in Beacon Falls, Connecticut, Milford, Connecticut, Denver, Colorado, and Melbourne, Florida. The Beacon Falls facility is a 66,050 square foot leased warehouse. The Milford facility is an owned warehouse totaling 41,000 square feet. The leased Denver account administration and customer support call center totals 22,000 square feet. The leased Melbourne diagnostic call and refurbishing center totals 17,000 square feet. We lease space in 154 other sales and service locations throughout the United States totaling 595,498 square feet. Leases relating to approximately 25 of our sales and service offices will expire in the remainder of 2001 or 2002. We plan to renew or replace these leases to the extent they are for stand-alone facilities. We do not plan to renew the leases that pertain to space that is shared with Pitney Bowes. Instead, we intend to enter into new leases at separate locations for sales and service spaces with less square footage.

   In the United Kingdom, we lease two facilities from Pitney Bowes in which we are the sole occupant. These facilities are used for our United Kingdom headquarters and sales office space, and together total approximately 14,000 square feet. These leases will expire in 2002. We will replace these facilities with one smaller, more efficient facility upon lease expiration. In addition, we operate in five small field offices in the United Kingdom.

   We believe that our properties are adequate and suitable for the purposes for which we utilize them. In addition, we do not expect any material difficulties in renewing any of the leases that expire in the foreseeable future, or in finding suitable replacement facilities.

Legal Proceedings

   In the course of normal business, Pitney Bowes has been party to occasional lawsuits relating to our business. These may involve litigation by or against Pitney Bowes (or us) relating to, among other things:

  .  contractual rights under vendor, insurance or other contracts,

  .  intellectual property or patent rights,

  .  equipment, service or payment disputes with customers, and

  .  disputes with employees.

   Pitney Bowes is currently a plaintiff or a defendant in lawsuits, relating to the business or products of the office systems division, which liabilities, will be transferred to us in connection with the spin-off. None of these lawsuits, individually or in the aggregate, should have, in the opinion of management, a material adverse effect on our financial position, cash flows or results of operations.

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                         RELATIONSHIP WITH PITNEY BOWES

   This section of the information statement summarizes material agreements between us and Pitney Bowes that will govern the ongoing relationships between the two companies after the spin-off and will provide for an orderly transition to our status as a separate, independent, company. Additional or modified agreements, arrangements and transactions, which will be negotiated at arm's length, may be entered into between Pitney Bowes and us after the spin-off. Our business consists of the businesses previously conducted by the office systems division of Pitney Bowes, except that Pitney Bowes is retaining the Canadian-based operations of that division. On an overall basis, our business will constitute substantially the same business as that previously conducted by the office systems division of Pitney Bowes. You should also read the agreements, forms of which have been filed as exhibits to the registration statement on Form 10 of which this information statement forms a part.

   For the year ended December 31, 2000 and for the nine months ended September 30, 2001, $21.5 million and $16.7 million, respectively, of our revenue was derived from products sold to Pitney Bowes. In addition, for the year ended December 31, 2000 and for the nine months ended September 30, 2001, we financed $90.1 million and $71.7 million, respectively, of our sales through Pitney Bowes Credit Corporation, a wholly-owned subsidiary of Pitney Bowes.

Distribution Agreement

   The distribution agreement will provide for:

  . the principal corporate transactions and procedures required to effect the spin-off,

  . the transfer of assets and liabilities relating to our business from Pitney Bowes to us on or before on the date of the spin-off, and

  . certain other agreements relating to the continuing relationship between Pitney Bowes and us after the spin-off, as described below.

   The assets and liabilities to be transferred to us by Pitney Bowes are those assets relating solely to our business, together with associated liabilities. The transfer of our United Kingdom operations will be provided for under a separate agreement, as described below under "--United Kingdom Operations." We refer to this agreement, together with the distribution agreement described above, as the "distribution agreement." If we or Pitney Bowes are unable to obtain any necessary governmental or other consents relating to these transfers, we will work with Pitney Bowes to enter into arrangements that will allow us, as nearly as possible, to obtain the benefits and assume the obligations that otherwise would have been transferred.

 Conditions to the Spin-Off

   The distribution agreement provides that the following conditions must be satisfied or waived before or as of the date of the spin-off for the spin-off to occur:

  . the SEC must have declared the registration statement on Form 10 effective under the Securities Exchange Act of 1934,

  . the New York Stock Exchange must have approved the listing of our common stock, subject to official notice of issuance,

  . Pitney Bowes' board of directors must be satisfied that the spin-off will be paid out of Pitney Bowes' surplus in accordance with Section 170 of the Delaware General Corporation Law,

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  .  Pitney Bowes' board of directors must have approved the spin-off and must not have abandoned, deferred or modified the spin-off at any time before the record date for the spin-off,

  . Pitney Bowes must have contributed the necessary operations, assets and liabilities to us, as provided in the distribution agreement,

  . Pitney Bowes, as our sole stockholder, must have elected our board of directors, as described in this information statement,

  . our certificate of incorporation and bylaws, as described in this information statement, must be in effect,

  . Pitney Bowes and we must have entered into the various ancillary agreements described in this section, and

  . Pitney Bowes must have received a ruling from the IRS or a legal opinion from its counsel, Davis Polk & Wardwell, or another nationally recognized law firm, stating that the spin-off qualifies as tax-free to Pitney Bowes and its stockholders for United States federal income tax purposes.

 Cross-Indemnification

   We and Pitney Bowes have agreed to indemnify each other against certain liabilities. We have agreed to indemnify Pitney Bowes and parties related to Pitney Bowes from and against:

  . any and all damage, loss, liability and expense arising out of, or due to, our failure to discharge any obligations or liabilities of our subsidiaries and us under the distribution agreement,

  . any and all damage, loss, liability and expense arising out of any other liability or obligation, whether arising before, on or after the spin-off, arising from or in connection with the conduct of our business or the use of our assets,

  . certain employee benefit related costs, expenses and fees relating to medical, dental and certain other employment benefits provided under Pitney Bowes' plans to our employees after the spin-off and certain administrative expenses associated with the provision of those benefits, and

  . any and all damage, loss, liability and expense relating to misstatements contained in this information statement or the registration statement of which it is a part, except to the extent arising out of information furnished to us in writing by Pitney Bowes expressly for use in this information statement or the registration statement.

   Pitney Bowes has agreed to indemnify us and parties related to us from and against:

  . any and all damage, loss, liability and expense arising out of, or due to, Pitney Bowes' failure to discharge any obligations or liabilities of it and its subsidiaries under the distribution agreement,

  . any and all damage, loss, liability and expense arising out of any other liability or obligation, whether arising before, on or after the spin-off, arising from or in connection with the conduct of Pitney Bowes' business or the use of its assets, and

  . any and all damage, loss, liability and expense relating to misstatements contained in this information statement or the registration statement of which it is a part, but only to the extent arising out of information furnished to us in writing by Pitney Bowes expressly for use in this information statement or the registration statement.

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   None of these indemnities applies to indemnification for income tax liabilities, which are addressed in the tax separation agreement described below under "Tax Separation Agreement." We do not believe that any of these indemnities will have a material adverse effect on our business, financial condition or results of operations.

   The distribution agreement also includes procedures for notice and payment of indemnification claims and generally provides that the indemnifying party may assume the defense of a claim or suit brought by a third party. Any indemnification amount paid under the indemnities will be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of the indemnity. In addition, the distribution agreement provides that if indemnification is unavailable or insufficient to hold the indemnified party harmless, the indemnifying party will contribute to the amount paid or payable in a manner appropriate to reflect all relevant equitable considerations.

 Employee Benefits

   The distribution agreement will include the following provisions relating to employee matters:

   Treatment of Employees and Plans in General. At the time of completion of the spin-off, Pitney Bowes will generally retain responsibility for all its current and former employees, including former employees who worked in the Imagistics business, whom we refer to as Pitney Bowes employees. We will generally be responsible for individuals employed by us at the time of the completion of the spin-off (including persons absent from active service by reason of disability or otherwise), whom we collectively refer to as our employees, Imagistics employees or Transferred Employees.

   In connection with the spin-off, we will adopt employee benefit plans that will be substantially similar to certain plans provided to our employees by Pitney Bowes, such as the Pitney Bowes 401(k) Plan, medical and dental plans, disability plans, life insurance plans and severance plan. Pitney Bowes has agreed that our employees will continue to participate, at no cost to Pitney Bowes, in its medical and dental plans, disability plans and life insurance plans through December 31, 2001.

   Our active employees who participate in the Pitney Bowes 401(k) Plan will cease active participation in the plan on the date of the spin-off and will be given the opportunity to participate in the new Imagistics 401(k) Plan. They will be given credit for vesting and eligibility under the new plan for their service at Pitney Bowes and will have their account balances under the Pitney Bowes 401(k) Plan transferred to the Imagistics 401(k) Plan without forfeiting any portion of their existing account balance.

   We will not offer a defined benefit pension plan. At the time of the spin-off, most of our employees will stop receiving accruals under the Pitney Bowes Pension Plan and no plan assets or liabilities of the pension plan will be transferred to us prior to or following the spin-off. Certain of our employees whose combined age and service with Pitney Bowes totaled more than 50 points will continue to participate in the Pitney Bowes Pension Plan following the spin-off for up to 3 years. In addition, our employees who have completed less than 5 years of service as of the date of the spin-off will have their service at Imagistics counted toward completion of the 5-year vesting schedule in the Pitney Bowes Pension Plan, with full vesting occurring no later than December 31, 2003, subject to their continued employment with us.

   Pitney Bowes has agreed to permit our employees who have attained age 55 and completed at least 10 years of service (after age 45) as of the spin-off or within 3 years of the spin-off (crediting service with both Pitney Bowes and us) to be eligible for retiree medical benefits under the Pitney Bowes Retiree Medical Plan when they retire from Imagistics. Except for employees who meet the 55/10 requirements as of the spin-off date, an eligible employee described above must meet the eligibility requirements of the Pitney Bowes Retiree Medical Plan in effect at the time they retire and seek benefits. For example, if the Pitney Bowes eligibility requirements are modified to require attainment of age 60 with at least 15 years of service, the eligible employee must satisfy the 60/15 requirements. In addition, any of our employees who are at least age 45 at the

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time of the spin-off and complete at least 10 years of service (between Pitney
Bowes and us) will be able to participate, at their expense, in the Pitney Bowes Retiree Medical Plan when they retire from Imagistics after attaining age
55. Any of our employees who are permitted to be covered by the Pitney Bowes Retiree Medical Plan will be subject to any amendments or modifications to the Plan, including termination, that also apply to Pitney Bowes employees.

   Our employees working in the United Kingdom participate in local Pitney Bowes employee plans. We expect that they will also continue to participate in substantially similar plans to be provided by us after the spin-off.

   Equity-Based Compensation. In connection with the spin-off and effective as of the completion of the spin-off, options granted under the Pitney Bowes Stock Plan will be equitably adjusted as follows:

  . for options held by employees of Pitney Bowes who will continue as Pitney Bowes employees after the spin-off, the exercise price and the number of options will be adjusted so that each employee's options will have the same intrinsic value after the spin-off--these employees will not receive options exercisable for Imagistics common stock, and

  . for options held by Imagistics employees, the exercise price (but not the number of options) will be adjusted to reflect the spin-off in a similar manner to the option price adjustment made for Pitney Bowes employees and, in order to maintain their intrinsic value, each such employee will receive new options, exercisable for Imagistics common stock.

 Non-Competition Provisions

   The distribution agreement provides that, with respect to the current or future products or business of Pitney Bowes as reflected in its most recent strategic plans, we will not, and we will cause our subsidiaries not to, directly or indirectly, compete with Pitney Bowes in the United States, the United Kingdom, Canada and Europe (except for any past practices mutually agreed to by Pitney Bowes and us) for a period of two years without the consent of Pitney Bowes. The agreement also provides that Pitney Bowes will not, and it will cause its subsidiaries not to, directly or indirectly, compete, with respect to our current products or business, with us in the United States, the United Kingdom or Europe (except for past practices mutually agreed to by Pitney Bowes and us including the marketing and maintenance of copiers in the United Kingdom) for a period of two years without our consent. Although Pitney Bowes is engaged in the facilities management business,

  . we may, within the facilities management business, engage in the business of selling, maintenance of and placing copier, facsimile and multi-functional products that fax, copy, print and scan and related sales of software and supplies, even if this business competes with Pitney Bowes' business; provided that

    . such competing business is the only activity of ours within the facilities management business and

    . such business is operated in a manner and on a scale substantially consistent with past practice and our business as of the spin-off;

  . we may engage in such competing business to the extent required so that we may fulfill our obligations under our existing contracts as of the date of the spin-off; and

  . to the extent that we notify Pitney Bowes of our desire to enter into a business, pursuant to a specific contract or customer requirement, not otherwise permitted to be engaged in by us pursuant to the non-competition provisions of the distribution agreement, Pitney Bowes may consent to our engaging in such competing business; provided that such consent shall not be unreasonably withheld if but only if such competing business is limited to such specific contract or customer requirement and is determined by Pitney Bowes to be outside the scale and scope of its facilities management business. In such case, Pitney Bowes will use reasonable efforts to respond to our request in a timely manner.

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 Restriction on Solicitation or Employment of Employees

   For a period of two years after the spin-off, we and Pitney Bowes will agree not to, and to cause our subsidiaries not to, directly or indirectly:

  . solicit or otherwise attempt to induce or influence any employee of the other party or a subsidiary to leave employment with his or her then-current employer, or

  . employ any employee of the other party or a subsidiary of the other party,

in each case without the consent of the other party.

   However, if an employee of Pitney Bowes or us is terminated or terminates employment within such two year period, the terminated employee shall be eligible to be hired by Pitney Bowes or by us, as the case may be, at any time after 180 days following such employee's termination; provided that the new employer did not violate the non-solicitation provision noted above with respect to that employee.

 Access to Information; Provision of Witnesses; Confidentiality

   Under the distribution agreement, we and Pitney Bowes will, for a reasonable period of time and with specified exceptions, allow the other party and their specified representatives reasonable access to all records in our or its possession relating to the business and affairs of the other party as reasonably required. Access will be allowed for such purposes as auditing, accounting, litigation, disclosure, reporting and regulatory compliance. Each party will also use reasonable efforts to make available to the other its officers, directors, employees and representatives as witnesses and will otherwise cooperate with the other party in connection with any proceeding arising out of its or the other party's business before the spin-off.

   Subject to limited exceptions, we, Pitney Bowes and our respective officers, directors, employees, agents and representatives will hold all confidential information in our, its or their possession concerning the other party in strict confidence.

 Transaction Expenses

   The distribution agreement provides for each of Pitney Bowes and us to pay our own expenses in connection with the spin-off. We will be responsible for all fees and expenses (including the fees and expenses of our counsel in connection with the preparation and negotiation of all related documentation) incurred in connection with our new credit facility, which is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Credit Facility."

 Termination

   Except as noted below, neither party will be able to terminate the distribution agreement for a period of three years after the date of the spin-off, except upon mutual consent by us and Pitney Bowes. After that, either party will be able to terminate the distribution agreement with six months' prior written notice. The distribution agreement will provide that either party may terminate the agreement (except that the non-competition and non-solicitation of employees provisions will remain in effect) upon a material default by the other party in its obligations under the agreement subject to a cure period of 60 days. In addition, a default by one party with respect to the non-competition provisions will free the other party from its obligation to comply with those provisions, without relieving the defaulting party from liability for its default. Each party may, at its option, terminate the non-competition provisions of the agreement on or after the one-year anniversary of the spin-off, provided that the terminating party has given six months prior written notice of termination to the other party.

   Upon termination,

  .  the non-competition provisions will cease to apply to either party,

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  .  the license of the "Pitney Bowes" name (and the associated trademarks)
     to us under the intellectual property agreement will terminate and

  . the reseller agreement with Pitney Bowes of Canada shall be automatically amended, upon notice of termination to permit Pitney Bowes of Canada to source its equipment from alternative suppliers and to require us to continue to fulfill our obligations to supply product, as provided under the reseller agreement with Pitney Bowes of Canada for an interim period not to exceed nine months from the date of such notice to permit Pitney Bowes of Canada to make alternate supply arrangements.

 United Kingdom Operations

   Separately from the transfers of assets and liabilities described above, we and Pitney Bowes will enter into an agreement providing for:

  . the principal corporate transactions and procedures required to effect the spin-off in the United Kingdom and

  . the transfer of assets and liabilities relating to our United Kingdom business from Pitney Bowes to us prior to the date of the spin-off.

   This agreement will be subject to substantially similar conditions and other terms set forth in the distribution agreement described above.

Transition Services Agreement

   The transition services agreement will provide for Pitney Bowes to provide certain services to us, on a transitional basis, consistent with the historical provision of these services and the other terms of the transition services agreement, otherwise upon pricing and other terms and conditions reasonably acceptable to Pitney Bowes and to us. These services will include information technology, computing, telecommunications, benefits, accounting, payroll, field service of equipment and dispatch call center services. In each case, Pitney Bowes will provide services to the extent that:

  . Pitney Bowes provided them to us in the ordinary course prior to the spin-off,

  .  they are identified by us within 45 days of the spin-off, or

  . they are reasonably necessary for us to conduct our operations as conducted in the ordinary course prior to the spin-off.

   Generally, we will pay Pitney Bowes for its actual out-of-pocket costs for the services provided, including a proportionate share of its overhead, if applicable, computed in accordance with Pitney Bowes' internal chargeback practices. All payments between parties can be netted against payments made under any agreement described in this section. We may also agree with Pitney Bowes on the scope and terms of any additional services to be provided.

   Pitney Bowes has agreed to provide each of these services for approximately one year (until the end of 2002 in the case of information technology services) following the spin-off, subject in each case to an extension period not to exceed six months if:

  .  required by a governmental entity,

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  .  we or Pitney Bowes fail to perform any of our respective obligations under the agreement, at the discretion of the non-breaching party, but only to the extent of the failure to perform, or

  . we and Pitney Bowes are unable to obtain a suitable replacement for the services provided after applying reasonable efforts.

We and Pitney Bowes have agreed to negotiate with the intent to enter into an agreement covering continuing field service of our products in non-core geographic areas beyond the term of the transition services agreement, although we cannot assure you that we will reach such an agreement.

   We may terminate Pitney Bowes' provision of any or all services under the transition services agreement upon 180 days' notice to Pitney Bowes. In addition, either party may terminate any service provided under the transition services agreement at any time if the other party fails to perform any of its material obligations under the transition services agreement relating to that service, the party has notified the other party of the failure, and the failure has continued for a period of 60 days after the other party's receipt of the notice.

   We and Pitney Bowes will establish an operating committee, consisting of three employees from each company, to oversee the implementation and ongoing operation of the transition services agreement. The operating committee will meet quarterly for a period of two years following the spin-off.

Tax Separation Agreement

   Until the spin-off occurs, we will be included in Pitney Bowes' U.S. federal consolidated income tax group, and our federal income tax liability thus will be included in the consolidated federal income tax liability of Pitney Bowes and its subsidiaries. We also will be included with Pitney Bowes or some of its subsidiaries in consolidated or combined income tax groups for state and local tax purposes until the spin-off occurs.

   Pursuant to a tax separation agreement with Pitney Bowes, we generally are required to make payments to Pitney Bowes on account of all U.S. federal income taxes as well as all state and local taxes attributable to our business for the period between the date of the transfer of our business to us and the date of the spin-off.

   For this purpose, the tax attributable to our business will be determined on a stand-alone basis as though we were not a consolidated subsidiary of Pitney Bowes with respect to federal, state and local income taxes. In determining the amount of income tax attributable to our business, Pitney Bowes will prepare and provide to us portions of its tax returns relating to us that reflect the same positions and elections used by Pitney Bowes in preparing the returns for the Pitney Bowes consolidated group. Pitney Bowes is responsible for any increase (and will receive the benefit of any decrease) in the income tax of the Pitney Bowes consolidated or combined group as well as in the separately determined state or local income tax of any member of that group for periods prior to the spin-off that results from an audit by a tax authority (or other tax adjustment) related to us.

   We have agreed, until two years after the completion of the spin-off, not to take, or permit any of our subsidiaries to take, any actions or enter into any transaction or series of transactions that would cause the spin-off not to qualify as tax-free under Section 355 of the Internal Revenue Code.

   For example, we have agreed not to take some actions for two years following the spin-off, unless we and Pitney Bowes obtain an IRS ruling or unless we obtain a legal opinion from counsel satisfactory to Pitney Bowes to the effect that these actions will not affect the tax-free nature of the spin-off. These actions include: some issuances of our stock; a liquidation or merger of our company; and dispositions of our assets and those of our affiliates outside the ordinary course of business.

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   If any of these transactions were to occur, the spin-off could be deemed to have been a taxable distribution by Pitney Bowes. This would subject Pitney Bowes to a substantial tax liability. We have agreed to indemnify Pitney Bowes and its affiliates to the extent that any action we take or fail to take gives rise to a tax incurred by Pitney Bowes or any of its affiliates with respect to the spin-off. In addition, we have agreed to indemnify Pitney Bowes for any tax resulting from an acquisition by one or more persons of a 50% or greater interest in our company.

Intellectual Property Agreement

   The intellectual property agreement will confirm the ownership of certain trademarks, patents and copyrights by Pitney Bowes, and will provide for us to license from Pitney Bowes the right to use such trademarks, patents, copyrights and technology as reasonably required for us to operate our business substantially in accordance with our past practices, including the use of the "Pitney Bowes" brand name in connection with our business in the United States and the United Kingdom.

   The trademark license with respect to the use of the "Pitney Bowes" name will have a term of two years, will be non-exclusive, royalty-free non-transferable and limited to certain geographic areas. We may subsequently request Pitney Bowes' consent, which may not be unreasonably withheld, for our use of the "Pitney Bowes" brand name in any additional geographic markets that we may enter in the future.

   In addition, the agreement allows us to license on a non-exclusive basis (i) certain the patents and patent applications in connection with our business, for the term of the relevant patents, (ii) all copyrighted material used in connection with our business for the term of the relevant copyrights and (iii) certain technology used in our business for an indefinite period. Separately, we and Pitney Bowes are obtaining the required consents with respect to copyrighted material currently licensed to Pitney Bowes, but used by us as a division of Pitney Bowes.

   We have agreed not to use the licensed trademarks, patents, copyrights or technology in connection with any products or services other than our products, or in any manner which is deceptive or misleading, which ridicules or is derogatory to the trademarks, patents or copyrights, or which reflects unfavorably upon the goodwill, good name, reputation or image of Pitney Bowes or the licensed trademarks, patents, copyrights or technology, or which might jeopardize or limit Pitney Bowes' proprietary interest in those trademarks, patents, copyrights or technology. Under the agreement, Pitney Bowes will have the right to inspect our distribution facilities and an opportunity to review and approve our advertising.

   We have agreed not to use or register in any country any trademark, patent or copyright that infringes Pitney Bowes' rights in the licensed trademarks, patents, copyrights or technology or any element of those trademarks, patents, copyrights or technology.

   The intellectual property agreement will provide for Pitney Bowes' right to terminate our right to use the "Pitney Bowes" name if we materially default on our obligations under any of the agreements described in this "Relationship with Pitney Bowes" section and do not cure such default within a period of 60 days after receipt of notice of such default, we become bankrupt or insolvent, or we experience a change of control. Our right to use the "Pitney Bowes" name will automatically terminate if we or Pitney Bowes terminates the non-compete covenant of the distribution agreement, as described above.

Reseller Agreements

 Pitney Bowes Management Services

   Currently, we have a relationship with Pitney Bowes Management Services, which provides management services to Pitney Bowes customers using our products and other products. In 2000, we recorded revenues of approximately $17 million or 3% of our total revenue, from Pitney Bowes Management Services.

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   In connection with the spin-off, we and Pitney Bowes Management Services will enter into a reseller agreement providing for the continuation of this relationship for two years after the spin-off. The reseller agreement will provide that:

  . Pitney Bowes Management Services, at its option, will continue to purchase or rent office products through us,

  . a manufacturer's warranty on all products will be provided to Pitney Bowes Management Services, which will be passed on to the end customers, and

  .  we will be responsible for meeting agreed upon service level thresholds.

   Pitney Bowes Management Services will not have any minimum purchase requirements and the agreement will not be exclusive; Pitney Bowes Management Services will be able to purchase or rent products from any other vendor. Either party will have the right to terminate the agreement immediately upon a default by the other party in its obligations under the agreement subject to a cure period of 60 days.

 Pitney Bowes of Canada Ltd.

   Pitney Bowes of Canada currently offers our products to its customers. In 2000, we recorded revenues of approximately $4 million, 0.6% of our total revenues, from Pitney Bowes of Canada. We will enter into a reseller agreement with Pitney Bowes of Canada. The agreement will provide for the continuation of our relationship with Pitney Bowes of Canada for two years after the spin-off. The agreement will be renewable for a period of one year provided that the renewal is at arm's length and we and Pitney Bowes of Canada agree to the renewal at least 9 months prior to the end of the initial term. This agreement provides for product purchasing and, warranty terms. We will be the exclusive provider of Pitney Bowes of Canada for at least 90% of its total product sourcing requirements, provided that our equipment meets all related specifications, is priced competitively with similar equipment available in Canada, meets Pitney Bowes of Canada's delivery requirements and the non-competition provisions of the Distribution Agreement have not been terminated.

Vendor Financing Agreement

   Pitney Bowes Credit Corporation has historically been the primary lease vendor for our business. In 2000, we recorded revenues of approximately $90.1 million, 14% of our total revenue, from Pitney Bowes Credit Corporation. In connection with the spin-off, we will enter into a vendor financing agreement with Pitney Bowes Credit Corporation, providing for the continuation of this relationship on a multi-year basis after the spin-off. The vendor financing agreement will:

  . provide for a total competitive offering that includes but is not limited to rates, including provisions for defaults, lease cancellation requests, end-of-lease purchase and buy outs,

  .  provide for billing and payment terms,

  . outline the credit approval process and required lease documentation as well as service level agreements for credit approvals for prospective lessees,

  .  provide for 45 days' review of changes in pricing policy,

  . provide that we will be responsible for installation and technical services, while Pitney Bowes Credit Corporation will be responsible for invoicing of rent and additional charges, and

  . provide for administrative, sales and marketing support responsibilities.

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   The agreement will provide that either party may terminate the agreement immediately upon a default by the other party in any of its obligations under the agreement, subject to a cure period, and upon 90 days' notice to the other party in all other cases.

   Pitney Bowes Credit Corporation will likely be a lender under our credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Credit Facility."

Real Estate Agreements

   We will have entered into sublease, sublease and license and assignment and novation agreements with Pitney Bowes to sublease, license or otherwise assume space from Pitney Bowes relating to facilities where Pitney Bowes is the tenant under the prime lease with a third-party lessor. There are approximately 84 locations where we and Pitney Bowes currently share space and Pitney Bowes is the sole tenant with a third-party lessor. In these situations and subject to the prime landlord's consent when required, Pitney Bowes will have subleased to us those areas that have historically been used exclusively by us and will have licensed to us those areas that have historically been shared by us and Pitney Bowes. In addition, there are approximately 75 locations where Pitney Bowes is the tenant under the prime lease with a third-party lessor and we are the sole occupant. In these situations and subject to the prime landlord's consent when required, Pitney Bowes will have subleased to us the entire leased premises or, with respect to 30 locations, we and Pitney Bowes will have entered into assignment and novation agreements with the applicable landlord such that Imagistics International Inc. will have been substituted for Pitney Bowes as tenant under the lease. With respect to the subleased locations, we will not have the option to renew or expand, and will be restricted from further assigning or subletting, these premises in order to limit Pitney Bowes' ongoing liabilities in relation to our leasing activity. With respect to any locations where we and Pitney Bowes currently share space, and where unutilized or underutilized space exists, Pitney Bowes will have the right to terminate our right to license/sublease such space upon 120 days' notice. This may include the exercise of cancellation options where available without penalty. Further, Pitney Bowes will endeavor to novate additional leases where possible, with a goal of installing Imagistics as lessee wherever possible. Finally the agreements set forth guidelines, rules and regulations relating to operation of the shared facilities, including restricting access, confidentiality and related matters.

Credit Agreement

   It is likely that Pitney Bowes Credit Corporation, a wholly owned subsidiary of Pitney Bowes, will be a participant in the credit facility. We expect that Pitney Bowes Credit Corporation (i) would provide less than 50 percent of our credit facility and (ii) will cease to be a lender under our credit facility no later than one year after the spin-off. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Credit Facility."

                                   MANAGEMENT

Executive Officers and Directors

   The following table provides material information concerning our board of directors, proposed directors and our executive officers who will be serving or in office as of the date of the spin-off. All ages are as of September 30, 2001.

Name                     Age Position
----                     --- --------
Marc C. Breslawsky......  59 Chairman and Chief Executive Officer; Proposed Director
Joseph D. Skrzypczak....  45 Chief Financial Officer
Mark S. Flynn...........  47 Vice President, General Counsel and Secretary
Nathaniel M. Gifford....  49 Vice President, Product Development and Strategic Marketing
John C. Chillock........  44 Vice President, Customer Service Operations
Chris C. Dewart.........  46 Vice President, Commercial Sales
Joseph W. Higgins.......  50 Vice President, National Sales
Amy C. Corn.............  48 Director
Michael Monahan.........  40 Director
Michael J. Critelli.....  52 Proposed Director
Thelma R. Albright......  54 Proposed Director
T. Kevin Dunnigan.......  63 Proposed Director
Ira D. Hall.............  57 Proposed Director
James A. Thomas.........  62 Proposed Director

   Marc C. Breslawsky. Mr. Breslawsky has served as our Chairman and Chief Executive Officer since January 2001. In connection with the spin-off, Mr. Breslawsky will be elected to our board of directors as Chairman. From 1996 to 2001, he was President and Chief Operating Officer of Pitney Bowes. From 1994 to 1996, he was Vice Chairman of Pitney Bowes. Mr. Breslawsky is a director of
C. R. Bard, Inc., The Pittston Company, and United Illuminating Company. Until May 14, 2001, Mr. Breslawsky was also a director of Pitney Bowes.

   Joseph D. Skrzypczak. Mr. Skrzypczak has served as our Chief Financial Officer since January 2001. Prior to assuming this position, Mr. Skrzypczak was the Chief Operating Officer and acting Chief Financial Officer at Dictaphone Corporation from October 1998 until December 2000. Prior to being elected Chief Operating Officer, Mr. Skrzypczak served as Senior Vice President and Chief Financial Officer from October 1997 to October 1998 and served as Vice President and Chief Financial Officer from May 1994 to October 1997 at Dictaphone. After being acquired by Lernout & Hauspie in May 2000, Dictaphone declared bankruptcy in November 2000, as part of Lernout & Hauspie's overall bankruptcy filing. Mr. Skrzypczak initially joined Pitney Bowes in 1981 and held various management positions until May 1994. Prior to working for Dictaphone Corporation, Mr. Skrzypczak served as Vice President of Finance for Pitney Bowes' office systems division, and was directly responsible for all financial and administrative activities. Prior to initially joining Pitney Bowes in 1981, Mr. Skrzypczak worked for Price Waterhouse. He is a certified public accountant.

   Mark S. Flynn. Mr. Flynn became our Vice President, General Counsel and Secretary on April 2, 2001. Most recently, he was a partner in the business practice group of the law firm Wiggin & Dana from 1999 to 2001. From 1997 to 1999, Mr. Flynn served as Senior Deputy General Counsel to Olin Corporation. Mr. Flynn held the position of Executive Vice President, General Counsel and Secretary at ServiceMaster Diversified Health Services, a subsidiary of the ServiceMaster Company, from 1993 to 1997 and Vice President, General Counsel and Secretary at Arcadian Corporation/Arcadian Partners, L.P. from 1989 to 1993. Prior to those positions, Mr. Flynn served in various counsel positions at Olin Corporation from 1986 to 1989, as an attorney at Intercontinental Hotels Corporation from 1983 to 1986 and as an associate at the law firm of Hughes Hubbard & Reed from 1980 to 1983. Mr. Flynn serves on the advisory board of Integra Ventures, a Seattle-based venture fund specializing in life sciences and health care services.

   Nathaniel M. Gifford. Mr. Gifford has been employed by Pitney Bowes for nearly twenty-three years. He is currently Vice President, Product Development and Strategic Marketing for Pitney Bowes Office Systems. He has been associated with the office products business of Pitney Bowes since 1983 in varying capacities pertaining to product management, planning and marketing.

   John C. Chillock. In October 2000, Mr. Chillock assumed the role of our Vice President, Customer Service Operations. Mr. Chillock joined Pitney Bowes, office systems division in 1998 as Vice President, Field Operations. Prior to joining office systems, Mr. Chillock served in various management positions at Dictaphone Corporation from 1977 to 1998. Prior to joining Dictaphone Corporation, Mr. Chillock was a Director of Operations for Intellisys Electronic Commerce, a division of the Chase Manhattan Bank.

   Chris C. Dewart. Mr. Dewart has been employed by Pitney Bowes in the office systems division since 1983, and has served as Vice President since 1990. Mr. Dewart served as Vice President of European Operations--facsimile systems division from 1990 to 1991, Vice President and General Manager of Canadian Operations from 1991 to 1998 and Vice President of U.S. Sales for Facsimile Systems from 1998 to August 2000. In August 2000, he assumed the position of Vice President of Sales for Commercial Markets. Prior to joining office systems, Mr. Dewart held various positions at General Electric Corporation and Monroe/Litton.

   Joseph W. Higgins. Mr. Higgins has been employed by Pitney Bowes in the office systems division for nearly 20 years, and has served as Vice President in sales for more than 13 years. He currently serves as Vice President of National Accounts, a position which he assumed in August 2000. Previously, he served as Vice President of U.S. Facsimile Sales from 1988 through July 1998 and as Vice President of U.S. Copier Sales from July 1998 to August 2000. Prior to joining Pitney Bowes, Mr. Higgins held various management positions with Burroughs Office Products.

   Amy C. Corn. Ms. Corn is currently one of our directors. She has served as Vice President and Corporate Secretary of Pitney Bowes since 2000. Prior to assuming this position, she served as Corporate Secretary and Senior Associate General Counsel beginning in 1996. She has worked for Pitney Bowes in various positions as an attorney since 1983. Prior to the spin-off, Ms. Corn will resign as a director of Imagistics.

   Michael Monahan. Mr. Monahan is currently one of our directors. He has served as Vice President of Corporate Development of Pitney Bowes since April, 2001. Formerly, he served as Vice President of Investor Relations and Financial Research of Pitney Bowes. He has worked for Pitney Bowes in various financial positions since 1988. Prior to the spin-off, Mr. Monahan will resign as a director of Imagistics.

   Michael J. Critelli. We expect that Mr. Critelli will be elected to our board of directors prior to the spin-off. Mr. Critelli has served as the Chairman and Chief Executive Officer of Pitney Bowes since 1997. Mr. Critelli was formerly Vice Chairman and Chief Executive Officer of Pitney Bowes from 1996-1997, and Vice Chairman of Pitney Bowes from 1994-1996. He has served as a director of Pitney Bowes since 1994. Mr. Critelli is also a director of Eaton Corporation.

   Thelma R. Albright. We expect that Mrs. Albright will be elected to our board of directors prior to the spin-off. Mrs. Albright served as the President of the Carter Products Division of Carter-Wallace, Inc. from 1995 until her retirement in 2001. Mrs. Albright was formerly Executive Vice President of Marketing for the Carter Products Division of Carter-Wallace, Inc. from 1992-
93. Mrs. Albright has held a variety of marketing and management positions for companies such as The Procter & Gamble Company, Cheesebrough-Pond's, Inc., Richardson-Merrell, Inc., Marketing Corporation of America and Revlon, Inc. Mrs. Albright is a director of United Illuminating Company.

   T. Kevin Dunnigan. We expect that Mr. Dunnigan will be elected to our board of directors prior to the spin-off. Mr. Dunnigan is the Chairman of the board of directors, President and Chief Executive Officer of Thomas & Betts Corporation. Mr. Dunnigan began his career with Thomas & Betts in 1962 as a sales representative for the company's Canadian subsidiary. Mr. Dunnigan held positions of increasing responsibility and was promoted to President and Chief Operating Officer of the parent company in 1980. He was named Chief Executive Officer in 1985. In 1992, Mr. Dunnigan was elected Chairman of the board of directors of Thomas & Betts. In 1996, he retired from active management. Mr. Dunnigan returned to active management in 2000. Mr. Dunnigan is also a director of C.R. Bard, Pro Mach, Inc. and the John Deere Company.

   Ira D. Hall. We expect that Mr. Hall will be elected to our board of directors prior to the spin-off. Mr. Hall was Treasurer of Texaco Inc. and head of Texaco Inc.'s Finance Department until his retirement in 2001. Previously, Hall was General Manager of Alliance Management of Texaco Inc. Prior to joining Texaco Inc in 1998, Mr. Hall held positions with IBM Corporation and was a Senior Vice President of the investment banking firm of L.F. Rothschild, Unterberg, Towbin, Inc. Mr. Hall is a director of American Express Funds, the Jackie Robinson Foundation and TECO Energy, Inc.

   James A. Thomas. We expect that Mr. Thomas will be elected to our board of directors prior to the spin-off. Mr. Thomas currently serves as Associate Dean of Yale Law School, a position he has held since 1970. Mr. Thomas also held the position of Master of Saybrook College, Yale University from 1990 to 1996. Prior to his employment at Yale, Mr. Thomas served as Assistant Counsel for the Subcommittee on Administrative Practice & Procedures, U.S. Senate Judiciary Committee, as a Liaison Officer for the Equal Employment Opportunity Commission and a attorney with the U.S. Department of Justice. Mr. Thomas has served on numerous boards of corporations, foundations and educational institutions. He is currently the Chairman of the board of trustees of Peoples Bank Holding Company and a director of Peoples Bank, Sea Research Foundation, Inc., Yale-New Haven Hospital and United Illuminating Company.

 Board of Directors

   After the spin-off, we will have a classified board consisting of a total of three to nine directors, a majority of whom will be outside directors. Members of our board will be divided into three classes and will serve staggered three-year terms. The term of office of our first class of directors will expire at the 2002 annual meeting of stockholders (expected to occur in the second quarter of 2002). The term of office of our second class of directors will expire at the 2003 annual meeting of stockholders. The term of office of our third class of directors will expire at the 2004 annual meeting of stockholders.

   We expect that at the time of the spin-off or shortly thereafter the Imagistics board of directors will have seven members. These seven directors, six of whom are named above, will be elected immediately prior to the spin-off by Pitney Bowes as the sole stockholder of Imagistics. Also as noted above, Ms. Corn and Mr. Monahan will resign as directors of Imagistics immediately prior to the spin-off. Also as noted above, Mr. Breslawsky was formerly a director of Pitney Bowes, but his term on that board expired on May 14, 2001.

   Our board will have the following committees:

   The audit committee, which will monitor our financial reporting standards and practices and our internal financial controls to ensure compliance with the policies and objectives established by the board of directors. The committee will recommend to the board for stockholder approval an independent accounting firm to conduct the annual audit, and will discuss with our independent accountants the scope of their examinations, with particular attention to areas where either the committee or the independent accountants believe special emphasis should be directed. The committee will review the quarterly and annual financial statements and the annual independent accountants' report, invite the accountants' recommendations on internal controls and on other matters, and review the evaluation given and corrective action taken by management. It will review the independence of the accountants and their fees. It also will review our internal accounting controls and the scope and results of our internal auditing activities, and will submit reports and proposals on these matters to the board.

   The executive compensation and development committee, which will oversee our executive compensation program, including establishing our executive compensation policies and annually reviewing all components of compensation to ensure that our objectives are appropriately achieved. The committee is also responsible for certain administrative aspects of our compensation plans and stock plans, and recommends changes in such plans. It also recommends performance targets and grants under our incentive plans and our stock plan. The committee will also review officers' potential for growth, and, with the chief executive officer, will be responsible for succession planning and ensuring management continuity.

   The governance committee, which will recommend nominees for election to the board of directors and recommend membership and duties of the board committees. The committee will also review and evaluate the effectiveness of corporate administration and our governing documents, and will review and monitor our programs and policies relating to directors.

 Compensation of Directors

   Each director who is not also our employee will receive an annual retainer of $24,000 per year plus a fee of $1,000 for each board and committee meeting attended. Committee chairs will also receive an additional $500 for each committee meeting that they chair. Directors who are our employees receive no additional compensation for serving as a director. All directors are reimbursed for their out-of-pocket expenses incurred in attending board and committee meetings.

   In addition, each of our non-employee directors will receive an award of 2,000 shares of our restricted stock on the date of their initial election to the board and, after the spin-off, awards of 2,000 restricted shares on the date of each annual meeting. Each restricted stock award will vest in three equal annual installments commencing on the first anniversary of the award date.

 Agreements with Executive Officers

   In October 2000, Pitney Bowes entered into a letter agreement with Marc C. Breslawsky that provides that he will be offered the position of Chief Executive Officer of Imagistics immediately prior to the spin-off.
Mr. Breslawsky's agreement offers him an annual base salary of $825,000, and for the first fiscal year of his employment, a minimum incentive award of $577,500 and a maximum award opportunity of $1,072,500 based upon the achievement of certain performance targets. Mr. Breslawsky's agreement also provides for a minimum award of $625,000 and a maximum annual incentive award opportunity of $1,250,000 under the Imagistics Key Employee Incentive Plan if Imagistics meets certain performance targets for multi-year cycles. Mr. Breslawsky is also party to a separation agreement with Pitney Bowes under which, upon termination of his Pitney Bowes employment in connection with the spin-off, he will be entitled to a severance benefit from Pitney Bowes of $2,805,000 and payment of his outstanding cash incentive awards under the Pitney Bowes Key Employee Incentive Award Plan, prorated for his period of actual service in the relevant award cycle. Mr. Breslawsky will also be entitled to certain perquisites from Pitney Bowes for a limited duration following his separation from Pitney Bowes.

   In December 2000, Pitney Bowes entered into a letter agreement with Joseph
D. Skrzypczak that provides that he will be offered the position of Chief Financial Officer of Imagistics immediately prior to the spin-off with an annual base salary of $371,000 and an incentive award target opportunity of 55% of his annual base salary and a maximum annual incentive award opportunity of 110% of his annual base salary, subject to individual performance and achievement of certain annual performance targets. Mr. Skrzypczak's agreement also provides for a target award opportunity of $260,000 and a maximum award opportunity of $520,000 under the Imagistics Key Employee Incentive Plan, subject to achievement of certain performance targets for multi-year cycles. In the event the spin-off is not completed, Mr. Skrzypczak will generally be entitled to a severance benefit of one year's base salary. Mr. Skrzypczak was previously employed by Pitney Bowes from 1981 to 1994.

   In March 2001, Pitney Bowes entered into a letter agreement with Mark S. Flynn. The agreement with Mr. Flynn provides that he will be offered the position of General Counsel of Imagistics immediately prior to the spin-off. Mr. Flynn will be entitled to an annual base salary of $225,000 and an annual incentive award target of 35% of his base salary and a maximum annual incentive award of 70% of base salary if specific individual and unit performance objectives are met. In addition, Mr. Flynn's agreement provides for a target award of $50,000 under the Imagistics Key Employee Incentive Plan if we meet certain performance targets for multi-year cycles.

   Messrs. Breslawsky, Skrzypczak and Flynn's compensation packages are subject to the approval of our board of directors. We will assume each of Messrs. Breslawsky, Skrzypczak and Flynn's letter agreements in connection with the spin-off.

                             EXECUTIVE COMPENSATION

General

   The following table presents specific information regarding the compensation that Pitney Bowes has paid for the periods indicated to:

  .  Marc C. Breslawsky, our Chairman and Chief Executive Officer

  .  Joseph D. Skrzypczak, our Chief Financial Officer

  .  Mark S. Flynn, our Vice President, General Counsel and Secretary

  . Nathaniel M. Gifford, our Vice President, Product Development and Strategic Marketing

  .  John C. Chillock, our Vice President, Customer Service Operations

  .  Chris C. Dewart, our Vice President, Commercial Sales

  .  Joseph W. Higgins, our Vice President, National Sales

Before the named individuals became our executive officers they were associates of Pitney Bowes. The named executive officers will not continue their employment with Pitney Bowes after the spin-off. After the spin-off, we anticipate that we will make future awards of options to purchase our common stock and restricted shares of our common stock to a number of our executive officers, including the named executive officers, under the Imagistics Stock Plan described below. Pitney Bowes paid the compensation stated below to these individuals because of their employment with Pitney Bowes.

   The principal components of each named executive officer's cash compensation from Pitney Bowes have been:

  .  the annual base salary

  .  an annual performance based incentive award

  .  a long term performance based incentive award (in the case of Mr.
     Breslawsky)

as shown in the "Summary Compensation Table" below. The annual incentive amounts represent amounts that the executive compensation committee of Pitney Bowes' board approved for each named individual, other than Mr. Skrzypczak and Mr. Flynn, based on their individual performance and the performance of Pitney Bowes and the office systems business during 2000. Mr. Breslawsky's cash compensation also included a long-term cash incentive payout from Pitney Bowes for the year 2000.

   Immediately after the spin-off, the annual base salaries, and annual and long-term incentive opportunities, of the named executive officers will be at the levels as determined by Pitney Bowes' executive compensation committee and, in some cases, pursuant to the written agreements summarized above. Subsequently, the annual base salary, annual incentive opportunity and long-term incentive opportunity of the named executive officers will be determined by our executive compensation and development committee. We anticipate that the base salary that we pay to the named executive officers and to all other executive officers will initially be generally comparable to present levels of base salary received from Pitney Bowes, subject to such adjustments as may be determined in the normal course of business.

   In addition, in connection with the spin-off, we anticipate that we will issue performance based annual compensation incentives and cash incentive units to the named executive officers pursuant to our Key

Employee Incentive Plan, described below. We anticipate that, in connection with the spin-off, options exercisable for Pitney Bowes common stock will be equitably adjusted as follows:

  . for options held by employees of Pitney Bowes who will continue as Pitney Bowes employees after the spin-off, the exercise price and the number of options will be adjusted so that each employee's options will have the same intrinsic value after the spin-off--these employees will not receive options exercisable for Imagistics common stock, and

  . for options held by Imagistics employees, the exercise price (but not the number of options) will be adjusted to reflect the spin-off in a similar manner to the option price adjustment made for Pitney Bowes employees and, in order to maintain the aggregate intrinsic value of their options, each such employee will receive new options (which we refer to as Adjustment Options), exercisable for Imagistics common stock.

   The following table provides information concerning compensation paid by Pitney Bowes to each of our named executive officers for the last fiscal year.

                         Summary Compensation Table(1)

                                         Annual Compensation                   Long-Term Compensation Awards
                             ------------------------------------------- -----------------------------------------
                                                                                         Long-term
                                                            Other Annual               Incentive Plan  All Other
                                   Salary  Annual Incentive Compensation Stock Options    Payouts     Compensation
Name and Principal Position  Year   ($)          ($)            ($)         (#)(4)         ($)(5)        ($)(6)
---------------------------  ---- -------- ---------------- ------------ ------------- -------------- ------------
Marc C. Breslawsky,          2000 $820,417     $525,000          --         375,000      $  806,250     $87,300
 Chairman and Chief          1999  766,250      766,300                     125,000       1,086,300      78,900
 Executive Officer.......    1998  718,750      950,000                     120,000       1,511,500      94,500
Joseph D. Skrzypczak,
 Chief Financial
  Officer(2).............    2000       --           --          --              --              --          --
Mark S. Flynn,
 Vice President, General
 Counsel and
  Secretary(3)...........    2000       --           --          --              --              --          --
Nathaniel M. Gifford,
 Vice President, Product
 Development and
  Strategic
 Marketing...............    2000  161,270       54,000          --          13,200              --       8,226
John C. Chillock,
 Vice President, Customer
 Service Operations......    2000  125,542       37,035          --           7,800              --          --
Chris C. Dewart,
 Vice President,
 Commercial Sales........    2000  130,358       52,795          --          12,000              --       6,400
Joseph W. Higgins,
 Vice President,
 National Sales..........    2000  168,900       68,407          --          12,000              --       9,873

-------------
(1) Under SEC rules, since we were not a reporting company during any of the three immediately preceding fiscal years, only the information with respect to the last completed fiscal year is noted in the table, except for information that was previously required to be filed with the SEC.

(2) Mr. Skrzypczak began employment with Pitney Bowes on January 16, 2001. Please see "Management--Executive Officers and Directors--Agreements with Executive Officers" for a summary of his current compensatory arrangements.

(3) Mr. Flynn began employment with Pitney Bowes on April 2, 2001. Please see "Management--Executive Officers and Directors--Agreements with Executive Officers" for a summary of his current compensatory arrangements.

(4) All options granted relate to shares of Pitney Bowes common stock, and have not been adjusted to reflect the spin-off.

(5) The value shown for 2000 is the value of the payout of Pitney Bowes Cash Incentive Units granted during 1998 to Mr. Breslawsky. The payout was based on the magnitude of achievement against the financial performance criteria over the three-year period ended December 31, 2000. Outstanding Pitney Bowes Cash Incentive Units held by Mr. Breslawsky will be paid on a prorated basis based on his service with Pitney Bowes.

(6) Amounts shown for 2000 include, for Mr. Breslawsky, contributions to the Pitney Bowes 401(k) Plan (a tax-qualified plan under Internal Revenue Code
     Section 401(k)) ($6,120) and the Pitney Bowes Restoration Plan (a non-qualified deferred compensation matching program) ($61,802), and an allowance for financial counseling, including income taxes payable with respect to such allowance ($19,334). The amounts shown for Messrs. Gifford, Dewart and Higgins include contributions to the Pitney Bowes 401(K) Plan ($5,760; $6,400; and $6,400, respectively) and, for Messrs. Gifford and Higgins, contributions to the Pitney Bowes Restoration Plan ($2,466 and $3,473, respectively).

Stock Options

   The following table provides material information regarding options to acquire Pitney Bowes common stock that Pitney Bowes granted to the named executive officers during Pitney Bowes' 2000 fiscal year.

                   Stock Option Grants in 2000 Fiscal Year(1)

                                                                                Net Potential Realizable
                         Number of    Percentage of                             Value at Assumed Annual
                         Securities   Total Options                               Rates of Stock Price
                         Underlying    Granted to    Exercise               Appreciation for Option Term(2)
                          Options     Employees in   Price Per   Expiration -------------------------------
Name                     Granted(#)    Fiscal Year  Share($/sh)     Date         5%($)           10%($)
----                     ----------   ------------- -----------  ---------- --------------- ----------------
Marc C. Breslawsky......  125,000         1.375%      $47.53(3)   2/13/2010 $     3,736,420 $      9,468,822
                          250,000         2.750        27.66(4)  10/19/2010       4,348,806       11,020,079

Joseph D. Skrzypczak....       --            --           --             --              --               --

Mark S. Flynn...........       --            --           --             --              --               --

Nathaniel M. Gifford....    5,200         0.057        47.53(3)   2/13/2010         155,435          393,903
                            1,184(5)      0.012        47.53(3)   2/13/2010          35,391           89,689
                            8,000         0.088        27.66(4)  10/19/2010         139,162          352,663

John C. Chillock........    2,200         0.024        47.53(3)   2/13/2010          65,761          166,651
                            5,600         0.062        27.66(4)  10/19/2010          97,413          246,864

Chris C. Dewart.........    4,000         0.044        47.53(3)   2/13/2010         119,565          303,002
                            8,000         0.088        27.66(4)  10/19/2010         139,162          352,663

Joseph W. Higgins.......    4,000         0.044        47.53(3)   2/13/2010         119,565          303,002
                            1,411(5)       0.14        47.53(3)   2/13/2004          42,177          106,884
                            8,000         0.088        27.66(4)  10/13/2010         139,162          352,663

-------------
(1) All options granted relate to shares of Pitney Bowes common stock, and have not been adjusted to reflect the spin-off.
(2) The 5 and 10 percent growth rates are specified by the SEC and intended for illustration only and are not intended to be predictive of future growth; the actual value, if any, that may be realized by any named executive officer will depend on the market price of Pitney Bowes' common stock on the date of exercise.
(3) The exercise price for each option equals the market price of a share of Pitney Bowes common stock on the date of grant. The options become exercisable in installments over a three-year period; one-third after the first year, an additional one-third after the second year, and the remaining one-third after the third year.
(4) The exercise price for each option equals the market price of a share of Pitney Bowes common stock on the date of grant. The options vest over a four-year period, with one-sixth of the options vesting in 2002, one-third in 2003, one-third in 2004, and the remaining one-sixth in 2005.
(5) Represents options granted as a result of the executive officer's election under the Pitney Bowes Deferred Incentive Savings Plan. All of these options become exercisable three years after the date of grant. The expiration date for these options is based on the deferral period elected by the executive.

   The following table provides information relating to the number and value of shares of Pitney Bowes common stock subject to options held by the named executive officers as of December 31, 2000.

                Aggregated Option Exercises in 2000 Fiscal Year
                      and Fiscal Year-End Option Values(1)

                                                                    Number of Securities
                                                                   Underlying Unexercised   Net Value of Unexercised
                                                                      Options at Fiscal      In-the-Money Options at
                                                                         Year-End(#)          Fiscal Year-End($)(3)
                         Shares Acquired                          ------------------------- -------------------------
Name                     on Exercise(#)  Net Value Realized($)(2) Exercisable Unexercisable Exercisable Unexercisable
----                     --------------- ------------------------ ----------- ------------- ----------- -------------
Marc C. Breslawsky......     72,000             $2,641,000          432,266      498,334    $3,671,623   $1,366,250
Joseph D. Skrzypczak....         --                     --               --           --            --           --
Mark S. Flynn...........         --                     --               --           --            --           --
Nathaniel M. Gifford....      2,000                 55,438           29,397       14,946       239,207       58,720
John C. Chillock........         --                     --            4,200        8,066            --       30,604
Chris C. Dewart.........      2,868                 37,384            4,967       17,133            --       43,720
Joseph W. Higgins.......         --                     --           17,642       19,053       122,879       43,720

-------------
(1) All options relate to shares of Pitney Bowes common stock, and have not been adjusted to reflect the spin-off.
(2) Calculated on the basis of the number of shares exercised, multiplied by the excess of the fair market value of a share of Pitney Bowes common stock on the date of exercise over the exercise price of such option.
(3) These values are based on $33.125 per share, the market price of a share of Pitney Bowes common stock as of December 31, 2000, net of exercise prices, which range from $14.8107 to $65.7190 per share (adjusted to reflect the 1992 and 1997 stock splits). In all cases, the exercise price equaled the market price of a share at the date of grant.

Employee Benefits

   We anticipate that prior to and in connection with the spin-off, we will enter into one or more agreements with Pitney Bowes relating to employee matters. We anticipate that these agreements will generally contain the provisions relating to employee matters as summarized above, see "Relationship with Pitney Bowes--Distribution Agreement--Employee Benefits." Summarized below are certain benefit arrangements, other than arrangements applicable to all employees generally, that will affect one or more of our named executive officers.

   As noted above, we will not offer a defined benefit pension plan, and most of our employees will not receive accruals under the Pitney Bowes Pension Plan after the spin-off. However, our employees whose age and service with Pitney Bowes totaled more than 50 years as of September 1, 1997, including Messrs. Chillock, Dewart, Higgins and Gifford, will continue to participate in the Pitney Bowes Pension Plan following the spin-off for up to 3 years. In addition, our employees who have completed less than 5 years of service as of the spin date, will have their service at Imagistics counted toward completion of the 5 year vesting schedule in the Pitney Bowes Pension Plan with vesting occurring on December 31, 2003, subject to their continued employment with us. Mr. Breslawsky has entered into a separate agreement with Pitney Bowes in connection with his separation from Pitney Bowes under which he will continue to accrue benefits under the Pitney Bowes Pension Plan for the period over which he is paid the agreed-upon severance payments from Pitney Bowes.

   Our employees who have attained age 55 and completed at least 10 years of service (after age 45) as of the spin-off or within 3 years of the spin-off, will be eligible for retiree medical benefits under the Pitney Bowes Retiree Medical Plan when they retire from Imagistics. Any of our employees who are at least age 45 at the time of the spin-off and complete at least 10 years of service (between Pitney Bowes and Imagistics after age 45), including Messrs. Skrzypczak, Flynn, Dewart, Higgins and Gifford will be able to participate, at their expense, in the Pitney Bowes Retiree Medical Plan when they retire from Imagistics after attaining age 55. Under Mr. Breslawsky's separation agreement he is entitled, at his election, to receive retiree medical benefits from Pitney Bowes upon his separation from Pitney Bowes.

   Pitney Bowes maintains a deferred incentive savings plan (which we refer to as the DISP) to allow executives, including Messrs. Breslawsky, Gifford, Dewart, Higgins and Chillock, to defer all or a portion of their Pitney Bowes annual incentive award and CIUs until a specific date in the future, i.e., termination of employment, retirement or a stated number of years. In addition, Pitney Bowes maintains the Pitney Bowes Restoration Plan which entitles certain executives, including Messrs. Breslawsky, Gifford, Dewart, Higgins and Chillock, to receive an employer matching amount above the IRS limits permitted by the Pitney Bowes 401(k) Plan. Our employees who have deferral in the DISP and the Restoration Plan will be permitted to maintain their deferrals in these plans. We do not currently intend to offer a non-qualified deferred compensation plan to our executives.

Imagistics Stock Plan

   We anticipate that, prior to the spin-off, we will adopt, and Pitney Bowes, as our sole stockholder, will approve, the Imagistics Stock Plan (which we will refer to as the Stock Plan), substantially in the form summarized below.

   Introduction. Set forth below is a summary of certain important features of the Stock Plan. This description is qualified in its entirety by reference to the complete text of the Stock Plan which, following its adoption and approval, will be on file with the SEC.

   The purposes of the Stock Plan, which is generally modeled on the 1991 Pitney Bowes Stock Plan, are:

  . to make available to our key employees, certain compensatory arrangements related to the growth in value of our common stock so as to generate an increased incentive to contribute to our future financial success and prosperity,

  . to enhance our ability to attract and retain exceptionally qualified individuals whose efforts can affect our financial growth and profitability, and

  . align generally the interests of our key employees with the interests of our stockholders.

   Principal Features of the Stock Plan. Awards that may be granted under the Stock Plan include options, restricted stock and restricted stock units, dividend equivalents, and other stock-based awards (which we refer to collectively as Awards).

   Administration of Stock Plan. A committee (which will likely be our executive compensation and development committee and which we refer to as the Compensation Committee) consisting of at least two of our directors chosen by our board of directors, each of whom is a "disinterested person" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code will, among other things, administer the Stock Plan, and will determine which of our employees, officers and directors, including employee officers and employee directors of any of our subsidiaries (whom we refer to collectively as Eligible Employees) will receive Awards and the terms and conditions of such Awards. The number of Eligible Employees who may receive Awards under the Stock Plan will likely vary from year to year.

   Shares Available for Issuance. Except as otherwise described in this paragraph and under "Adjustments" below, the maximum number of shares of our common stock that may be available under the Stock Plan will initially be 3 million shares, plus the number of shares of our common stock to be delivered under the Stock Plan, if any, upon issuance of the Adjustment Options. In addition, the number of shares of our common stock delivered under the Stock Plan with respect to Awards of restricted stock and restricted stock units shall not exceed 750,000 shares. It is expected that our shares delivered under the Stock Plan will be authorized but unissued shares or shares that we have reacquired. Shares of our common stock subject to Awards that are forfeited, terminated, canceled or settled without the delivery of our common stock under the Stock Plan will again be available for Awards under the Stock Plan. Also, (x) shares tendered to us in satisfaction or partial satisfaction of the exercise price of any Award under the Stock Plan and (y) remittances from option exercises used to repurchase shares of our common stock on the open market will increase the number of shares available for delivery pursuant to Awards granted under the Stock Plan. In addition, any shares of our common stock underlying Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by us, or with which we combine (which we refer to as Substitute Awards) shall not be counted against the shares available for delivery under the Stock Plan.

   Adjustments

   If a fundamental corporate event occurs, our Compensation Committee may, as it deems appropriate, adjust the number and kind of our shares that may be delivered under the Stock Plan in the future and the number and kind of shares and the grant, exercise or conversion price, if applicable, under all outstanding Awards to preserve, or to prevent the enlargement of, the benefits made available under the Stock Plan. Cash payments may also be made.

 Grants Under the Stock Plan

   Stock Options. Our Compensation Committee may grant options under the Stock Plan in the form of nonstatutory stock options (which we refer to as NSOs) and incentive stock options (which we refer to as ISOs). These options may contain any terms that our Compensation Committee determines. No Eligible Employee may be granted Awards covering more than 700,000 shares of our common stock in respect of any two year period in which the Stock Plan is in effect (subject to adjustment as described above). Except in the case of Substitute Awards and Imagistics options received as an adjustment of Pitney Bowes options in connection with the spin-off, the exercise price shall not be less than 100% of the fair market value on the date of grant. Our Compensation Committee shall have the discretion to determine the terms and conditions upon which options shall be exercisable.

   Restricted Stock and Restricted Stock Units. Our Compensation Committee may grant an Eligible Employee restricted stock units which provide a contractual right to receive shares of our common stock or cash based on the fair market value of the related shares at the end of a restricted period determined by our Compensation Committee, which restricted period is generally expected to be three years or more. Our Compensation Committee also may grant shares of restricted stock that are nontransferable and subject to substantial risk of forfeiture during the applicable restricted period. Our Compensation Committee shall have the discretion to provide that Awards of restricted stock and restricted stock units will vest, if at all, upon the (i) employee's continued employment during the relevant restricted period as determined by our Compensation Committee and/or (ii) attainment or partial attainment of performance objectives determined by our Compensation Committee. In general, an employee who has been granted restricted stock, the vesting restrictions of which relate solely to the passage of time and continued employment, will from the date of grant have the benefits of ownership in respect of such shares, including the right to receive dividends and other distributions thereon, subject to the restrictions set forth in the Stock Plan and in the instrument evidencing such Award. With respect to any performance period, no executive officer may be granted Awards of incentive stock or incentive units which vest upon the achievement of performance objectives in respect of more than 750,000 shares of our common stock or, if such Awards are settled in cash, the fair market value thereof determined at the time of payment (each subject to adjustment as described above).

   With respect to any Award of restricted stock or restricted stock units made to one of our executive officers that our Compensation Committee determines will vest based on the achievement of performance objectives, such performance objectives shall relate to at least one of the following criteria, which may be determined solely by reference to our performance or the performance of a subsidiary or an affiliate (or any business unit thereof) or based on comparative performance relative to other companies: (i) net income;
(ii) earnings before income taxes; (iii) earnings per share; (iv) return on shareholders' equity; (v) expense management; (vi) profitability of an identifiable business unit or product; (vii) revenue growth; (viii) earnings growth; (ix) total shareholder return; (x) cash flow; (xi) return on assets;
(xii) pretax operating income; (xiii) net economic profit (operating earnings minus a charge for capital); (xiv) customer satisfaction; (xv) provider satisfaction; (xvi) employee satisfaction; (xvii) quality of networks; (xviii) strategic innovation; or (xix) any combination of the foregoing.

   Other Stock-Based Awards. The Stock Plan also authorizes our Compensation Committee to grant other stock-based awards to Eligible Employees.

   Dividends and Dividend Equivalents. Our Compensation Committee may provide that any Award shall include dividends or dividend equivalents, payable in cash or deemed reinvested in our common stock.

 Effect of Awards on Termination of Employment

   Our Compensation Committee generally has broad discretion as to the specific terms and conditions of each Award and any rules applicable thereto, including but not limited to the effect thereon of the death, retirement or other termination of employment of the Eligible Employee or the effect, if any, of a change in control.

 General

   Award Agreement. The terms of each Award are to be evidenced by a written instrument delivered to the Eligible Employee.

   Transferability. Unless our Compensation Committee expressly permits transfers for the benefit of charity or of members of the Eligible Employee's immediate family or trust or similar vehicle for their benefit, Awards under the Stock Plan may not be assigned or transferred except by will or the laws of descent and distribution.

   Amendment or Termination. Our board of directors may terminate or suspend the Stock Plan at any time, but the termination or suspension will not adversely affect any Awards then outstanding under the Stock Plan. Unless previously terminated by action of the board, no Award may be granted under the Stock Plan after the tenth annual meeting of our stockholders after the date of the spin-off. The Stock Plan may be amended or terminated at any time by our board of directors, except that no amendment may be made without stockholder approval if our Compensation Committee determines that such approval is necessary to comply with any tax or regulatory requirement, including any approval requirement that is a prerequisite for exemptive relief from Section 16 of the Securities Exchange Act of 1934, for which or with which our Compensation Committee determines that it is desirable to qualify or comply. Our Compensation Committee may amend the term of the Award granted, retroactively or prospectively, but no amendment may adversely affect any Award without the holder's consent.

 Certain Federal Income Tax Consequences

   The options described above are intended to comply with the requirements of the Internal Revenue Code regarding the deductibility of certain performance based compensation.

   Under currently applicable federal income tax law, an Eligible Employee will receive no taxable income upon the grant of an NSO or an ISO. When an Eligible Employee exercises an NSO, the excess of the fair market value of the shares on the date of exercise over the exercise price paid will be ordinary income to the Eligible Employee and his or her employer generally will be allowed a federal income tax deduction in the same amount. When an Eligible Employee exercises an ISO while employed or within three months after termination of employment (one year for disability), no income will be recognized upon exercise of the ISO. If the Eligible Employee holds shares acquired for at least one year after exercise and two years after the grant of the ISO, the excess of the amount realized upon disposition of the shares over the exercise price paid is treated as long-term capital gain for the Eligible Employee and the Eligible Employee's employer is not allowed a federal income tax deduction. A sale or other exchange of the underlying stock before the end of either of the required holding periods will be a "disqualifying disposition" which will generally result in the Eligible

Employee being taxed on the gain derived from the exercise of an ISO as though it were an NSO and the Eligible Employee's employer generally will be allowed a federal income tax deduction in the same amount. Special rules apply if the exercise price is paid in shares.

 New Plan Benefits

   The amount or type of Stock Plan benefits, if any, that will be allocated to or received by any person or group of persons cannot be determined at this time.

Imagistics Non-Employee Directors' Stock Plan

   We anticipate that, prior to the spin-off, we will adopt, and Pitney Bowes as our sole stockholder, will approve, the Imagistics Non-Employee Directors' Stock Plan (which we refer to as the Directors' Stock Plan), substantially in the form summarized below.

   Introduction. The following summary of certain important features of the Directors' Stock Plan is qualified in its entirety by reference to the complete text of the Directors' Stock Plan which, following its adoption and approval, will be on file with the SEC.

   The purpose of the Directors' Stock Plan, which is generally modeled on the 1991 Pitney Bowes Directors' Stock Plan, is to promote our interests and those of our stockholders by increasing the proprietary interest of non-employee directors in our growth and performance.

   Awards. Under the Directors' Stock Plan, on the date of initial election to our board, each director who is not one of our employees (whom we refer to as an Eligible Director) shall receive an award of 2,000 shares of restricted stock. Subsequently, on the day of each annual meeting of our stockholders beginning after the spin-off, each Eligible Director will receive an annual award of 2,000 shares of restricted stock. Each award will vest in three equal annual installments beginning on the first anniversary of the grant date, subject to each Eligible Director's continued service. The restricted shares will carry full voting and dividend rights.

   Shares Available for Issuance. We have authorized for issuance under the Directors' Stock Plan a maximum of 100,000 shares of our common stock. It is expected that our shares delivered under the Directors' Stock Plan will be authorized but unissued shares or shares that we have reacquired. The number and class of shares available under the plan may be adjusted by our board to prevent dilution or enlargement of rights in the event of various changes in our capitalization.

   Transferability. The awards under the Directors' Stock Plan may not be assigned or transferred except by will or the laws of descent and distribution.

   Term of Plan. No award may be granted under the Directors' Stock Plan after the tenth annual meeting of our stockholders after the date of the spin-off.

   Amendments. Our board may amend or terminate the Directors' Stock Plan at any time, except that no amendment may be made without stockholder approval if our Compensation Committee determines that such approval is necessary to comply with any tax or regulatory requirement, including any approval requirement that is a prerequisite for exemptive relief from Section 16 of the Securities Exchange Act of 1934, for which or with which our Compensation Committee determines that it is desirable to comply. Our Compensation Committee may amend the term of the award granted, retroactively or prospectively, but no amendment may adversely affect any award without the holder's consent.

Imagistics Key Employee Incentive Plan

   We anticipate that, prior to the spin-off, we will adopt, and Pitney Bowes, as our sole stockholder, will approve the Imagistics Key Employee Incentive Plan (which we refer to as the Incentive Plan) substantially in the form summarized below. The following summary of certain important features of the Incentive Plan is qualified by reference to the complete text of the Incentive Plan which, following its adoption and approval, will be on file with the SEC.

   Section 162(m) of the Internal Revenue Code generally denies a corporate tax deduction for annual compensation exceeding $1 million paid to the chief executive officer or any of the four other most highly compensated officers of a public corporation. Certain types of compensation, including compensation payable based upon the achievement of objective performance criteria that are approved by the stockholders, are generally excluded from this deduction limit. The Incentive Plan is designed so that, to the extent consistent with our needs, grants under the Incentive Plan will qualify for the exclusion for performance-based compensation.

   The Incentive Plan will be administered by our Compensation Committee, which will be comprised of members of our board of directors who are "disinterested persons" within the meaning of Rule 16b-3 promulgated by the SEC under the Securities Exchange Act of 1934.

   Our Committee will determine the recipients of grants under the Incentive Plan and the terms and amounts thereof. We anticipate that grants generally take the form of performance based annual compensation incentives (which we refer to as Annual Incentives) and cash incentive units (which we refer to as
CIUs). Annual Incentives are annual cash payments of specified percentages of base salary, which are paid based upon the achievement of preestablished corporate, unit and/or individual performance objectives. CIUs represent a right to receive cash, the receipt and amount of which are entirely contingent upon the extent to which specified performance criteria are achieved during the related two-year period.

   Grants made to participants in the Incentive Plan by our Compensation Committee may be in the form of Annual Incentives, CIUs or any other form of grant permitted under the Incentive Plan, and will be made subject to the achievement of one or more preestablished performance goals (summarized below), in accordance with procedures to be established by our Compensation Committee from time to time. Our Compensation Committee will not have the discretion to waive or amend such Performance Goals or to increase the amount payable pursuant to such grants after the Performance Goals have been established, but it will have the discretion to reduce the amount that would otherwise be payable.

   "Performance Goals" under the Incentive Plan will be one or more objective performance goals, established by our Compensation Committee at the time a grant is made, and based upon the attainment of targets for one or any combination of the following criteria: (i) net income; (ii) earnings before income taxes; (iii) earnings per share; (iv) return on shareholders' equity;
(v) expense management; (vi) profitability of an identifiable business unit or product; (vii) revenue growth; (viii) earnings growth; (ix) shareholder return;
(x) cash flow; (xi) return on assets; (xii) pretax operating income; (xiii) net economic profit (operating earnings minus a charge for capital); (xiv) customer satisfaction; (xv) provider satisfaction; (xvi) employee satisfaction; (xvii) quality of networks; or (xviii) strategic innovation. Performance Goals also may consist of attainment of specified levels of Imagistics performance, based upon one or more of the criteria described above relative to prior periods or the performance of other corporations. Performance Goals will be set by our Compensation Committee within any time period required to insure deductibility under the Code. The maximum amount payable to any participant for any fiscal year pursuant to grants made under the Incentive Plan is $2 million.

   Our Compensation Committee will also have the authority to make grants under the Incentive Plan that will not qualify as performance-based compensation for purposes of 162(m) of the Internal Revenue Code. In the event of a change in control, as defined in the Incentive Plan, grants that would otherwise so qualify may result in the payment of compensation that is not qualified under Section 162(m).

   Under the Incentive Plan, the Compensation Committee may from time to time establish procedures pursuant to which participants, or a class thereof, will be permitted or required to defer receipt of amounts payable under grants made under the Incentive Plan.

   New Plan Benefits

   The amount or type of Incentive Plan benefits, if any, that will be allocated to or received by any person or group of persons cannot be determined at this time.

               SECURITY OWNERSHIP OF PITNEY BOWES AND IMAGISTICS

   All of our common stock is currently owned by Pitney Bowes. Thus none of our executive officers, directors or proposed directors own any of our common stock prior to the spin-off. To the extent executive officers, directors or proposed directors of Imagistics own shares of Pitney Bowes common stock at the time of the spin-off, they will share in the spin-off on the same terms as other holders of Pitney Bowes common stock.

   The following table sets forth how much Pitney Bowes common stock was owned by each executive officer or proposed director of Imagistics on December 31, 2000. No executive officer, director or proposed director of Imagistics beneficially owned 1% or more of Pitney Bowes' total outstanding common stock, nor do the executive officers, directors and proposed director as a group. The table also sets forth information with respect to all stockholders of Pitney Bowes known to have held 5% or more of Pitney Bowes' common stock on December 31, 2000. The following information with respect to 5% holders is based solely upon Schedule 13Gs respectively filed by the entities shown with the SEC as of the respective dates appearing below. Finally, the table sets forth the number and percentage of shares of Imagistics common stock to be held by each such person or entity after the spin-off.

                                                                      Imagistics
                                     Pitney Bowes               Following the Spin-Off
                         ------------------------------------- ------------------------
                          Number of    Number of                Number of
                            Shares      Options    Percent of     Shares    Percent of
                         Beneficially Beneficially Outstanding Beneficially Outstanding
Beneficial Owner           Owned(1)     Owned(2)     Shares    Owned(1)(3)    Shares
----------------         ------------ ------------ ----------- ------------ -----------
Marc C. Breslawsky......     259,572     555,600         *          20,765        *
Joseph D. Skrzypczak....          72          --         *               5        *
Mark S. Flynn...........          --          --        --              --       --
Nathaniel M. Gifford....         112      29,397         *               8        *
John C. Chillock........          --       4,200         *              --       --
Chris C. Dewart.........         196       9,067         *              15        *
Joseph W. Higgins.......       1,013      22,851         *              81        *
Michael J. Critelli.....     274,925     417,524         *          21,994        *
Thelma R. Albright......          --          --        --              --       --
T. Kevin Dunnigan.......          --          --        --              --       --
Ira D. Hall.............          --          --        --              --       --
James A. Thomas.........          --          --        --              --       --
All executive officers
 and proposed directors
 as a group (12
 individuals)...........     535,890   1,038,639         *          42,871        *

5% holders:
 Capital Research and
  Management Company(4)
  333 South Hope Street
  Los Angeles, CA
  90071.................  29,272,100          --      11.6%      2,341,768     11.6%
 FMR Corp.(5)
  82 Devonshire Street
  Boston, MA 02109......  21,562,856          --       8.6%     11,725,028      8.6%

-------------
*   Less than 1%.

(1) Includes shares that are held indirectly through the Pitney Bowes Inc. 401(k) plan and its related excess plan.

(2) Options exercisable within 60 days of December 31, 2000.

(3) Does not include Imagistics options that may be issued to compensate for a reduction in the intrinsic value of Pitney Bowes options in connection with the spin-off, as the determination of the amount of the required adjustment cannot be made until after the spin-off. See "The Spin-Off--Description of the Spin-Off."

(4) As of December 31, 2000, Capital Research and Management Company, an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, had sole investment power and no voting power with respect to such shares.

(5) As of December 31, 2000, FMR Corp., together with various affiliates, had sole investment power as to such shares. In addition, as to 498,856 of such shares, FMR Corp. has sole voting power. Additional information may be obtained from the Schedule 13G filed by FMR Corp. and certain of its affiliates on January 10, 2001.

                          DESCRIPTION OF CAPITAL STOCK

General

   Our authorized capital stock will consist of 150,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. Following the spin-off, we will have approximately 19.5 million shares of common stock outstanding, none of which will be owned by Pitney Bowes. Immediately after the spin-off, all of the outstanding shares of our common stock will be validly issued, fully paid and non-assessable. There will be no preferred stock outstanding.

   A description of the material terms and provisions of our certificate of incorporation and bylaws affecting the rights of the common stock and the preferred stock is set forth below. The following description of our capital stock is intended as a summary and is qualified in its entirety by reference to the forms of certificate of incorporation and bylaws filed as exhibits to the registration statement on Form 10 of which this information statement forms a part, and to Delaware corporate law.

Common Stock

 Voting Rights

   The holders of our common stock will be entitled to one vote per share on all matters to be voted on by stockholders. Holders of our common stock will not be entitled to cumulate their votes in the election of directors. Generally, all matters on which stockholders will vote must be approved by a majority of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to our certificate of incorporation must be approved by holders of a majority of all outstanding shares of common stock.

 Dividends

   Holders of common stock will share ratably in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred stock.

 Other Rights

   In the event of any merger or consolidation of Imagistics with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

   If we are liquidated, dissolved or wound up, we will pay the full amounts required to be paid to holders of shares of any outstanding preferred stock before we make any payments to holders of shares of our common stock. All holders of shares of our common stock are entitled to share ratably in any assets available for distribution to these holders, after all of our other creditors have been satisfied.

   No shares of our common stock may be redeemed. Holders of shares of our common stock do not have any preemptive rights to purchase additional shares of our common stock.

Preferred Stock

   We may issue preferred stock in one or more classes or series and with the terms of each class or series stated in our board's resolutions providing for the designation and issue of that class or series. Our certificate of incorporation authorizes our board to determine the dividend, voting, conversion, redemption and liquidation preferences, rights, privileges and limitations pertaining to each class or series of preferred stock that we issue.

   We believe that the ability of our board of directors to issue one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as authorized shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board of directors may determine not to seek stockholder approval.

 Series A Junior Participating Preferred Stock

   As of the completion of this offering, shares of our Series A junior participating preferred stock will be reserved for issuance upon exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A junior participating preferred stock, please see "-- Rights Agreement."

Certificate of Incorporation and Bylaw Provisions That May Have an Anti-Takeover Effect

   Some provisions of our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including attempts that might result in a premium being paid over the market price for the common stock.

   Our certificate of incorporation will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors of Imagistics shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the board of directors and shall be not less than the minimum required by Delaware law or the rules of any exchange upon which our securities are listed. The directors will be divided into three classes, as nearly equal in number as possible, serving staggered three year terms so that the directors' initial term will expire on the date of the annual meeting of stockholders held in 2002, 2003 and 2004. At each succeeding annual meeting of stockholders, beginning in 2002, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. Under Delaware law, when a company has a staggered board in place, directors may not be removed by the stockholders except for cause, unless the certificate of incorporation provides otherwise. Our certificate of incorporation does not provide otherwise.

   Therefore, at least two annual meetings of stockholders will generally be required to effect a change in a majority of the members of the board; this has the effect of delaying any attempt by a stockholder seeking a takeover of Imagistics to elect a majority of directors to our board. The certificate of incorporation and bylaws will provide that, subject to any rights of holders of preferred stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively by resolution of the board of directors. In addition, the charter and bylaws will provide that, subject to any rights of holders of preferred stock, and unless our board of directors otherwise determines, any vacancy on the board of directors that results from an increase in the number of directors may be filled by a majority of the directors then in office, provided that a quorum is present, and any other vacancy occurring on the board of directors may be filled by a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director; except as otherwise provided by law, any such vacancy may not be filled by the stockholders.

   Our bylaws will provide for an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received in writing by us not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting of stockholders, and must contain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. Our certificate of incorporation and bylaws will also provide that special meetings of stockholders may be called only by specified officers of Imagistics or by the board of directors. Any action required or permitted to be taken by stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent by stockholders in lieu of such a meeting.

   Our certificate of incorporation and bylaws generally provide that the certificate of incorporation and bylaws may be altered, amended or repealed by our board of directors or by the affirmative vote of the holders of a majority of our common stock. The repeal or amendment of certain provisions of our certificate of incorporation and bylaws require the affirmative vote of the holders of two-thirds of our common stock. These provisions relate to the number of and the manner of electing directors; action required to be taken at annual meetings of stockholders; procedures for convening special meetings of stockholders; liability and idemnification of directors.

Delaware General Corporation Law Section 203

   Because we are a Delaware corporation, Section 203 of the Delaware General Corporation Law applies to us. Section 203 provides that, except for transactions specified in Section 203, a corporation will not engage in any "business combination" with any "interested stockholder" for a three-year period after the date that the stockholder became an interested stockholder unless:

  . before the date that the stockholder became an interested stockholder, the board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

  . upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by:

  .  persons who are both directors and officers or

  .  employee stock plans in some circumstances, or

  . on or after the date that the stockholder became an interested stockholder, the business combination is approved by the board of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

   A "business combination" includes a merger, consolidation, asset sale or other transaction resulting in a financial benefit to an interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's outstanding voting stock.

   Section 203 makes it more difficult under some circumstances for an interested stockholder to effect a business combination with us for a three-year period, although our stockholders may elect to exclude us from the restrictions imposed under Section 203.

   The restrictions imposed by Section 203 will not apply to a corporation in some circumstances, including if:

  . the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 or

  . twelve months have passed after the corporation, by action of its stockholders holding a majority of the shares entitled to vote, amends its certificate of incorporation expressly electing not to be governed by Section 203.

   We have not elected to opt out of Section 203. Thus, the restrictions imposed by Section 203 will apply to us.

Rights Agreement

   Our board of directors currently expects to adopt a rights agreement, with EquiServe, as rights agent, on or prior to the completion of the spin-off. The rights agreement is filed as an exhibit to the registration statement of which this information statement is a part. For information on how to obtain a copy of the rights agreement, please see "Where You Can Find More Information."

 Description of Rights

   Prior to the rights distribution date (as defined below), the rights will be evidenced by the certificates for and will be transferred with our common stock, and the registered holders of our common stock will be deemed to be the registered holders of the rights. After the rights distribution date, the rights agent will mail separate certificates evidencing the rights to each record holder of our common stock as of the close of business on the rights distribution date, and thereafter the rights will be transferable separately from our common stock. The "rights distribution date" generally means the earlier of

  . the close of business on the 10th day after the date (the "stock acquisition date") of the first public announcement that a person (other than Imagistics or any of our subsidiaries or any of our or our subsidiaries' employee benefit plans) has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock (an "acquiring person") and

  . the close of business on the 10th business day (or such later day as may be designated by our board of directors before any person has become an acquiring person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an acquiring person.

   Prior to the rights distribution date, the rights will not be exercisable. After the rights distribution date (but before any person has become an acquiring person), each right will be exercisable to purchase, for a price (the "purchase price") that will be established by our board of directors, and approved by Pitney Bowes, as our sole stockholder, prior to the spin-off, one one-hundredth of a share of Series A junior participating preferred stock, par value $1.00 per share.

   If any person has become an acquiring person (but none of the events described in the second succeeding paragraph has occurred), each right (other than rights beneficially owned by the acquiring person and certain affiliated persons) will entitle the holder, after the rights distribution date, to purchase, for the purchase price, a number of shares of common stock having a market value of twice the purchase price.

   At any time after any person has become an acquiring person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of our common stock or the occurrence of any of the events described in the next paragraph), our board of directors may exchange all or part of the rights (other than rights beneficially owned by an acquiring person and certain affiliated persons) for shares of common stock at an exchange ratio of one share of common stock per right.

   If, after any person has become an acquiring person,

  . we are involved in a merger or other business combination in which we are not the surviving corporation or our common stock is exchanged for other securities or assets or

  . we and/or one or more of our subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of us and our subsidiaries, taken as a whole,

then each right will entitle the holder, after the rights distribution date, to purchase, for the purchase price, a number of shares of common stock of the other party to the business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the purchase price.

   Our board of directors may redeem all of the rights at a price of $.01 per right at any time before any person has become an acquiring person.

   The rights will expire ten years after the date of the spin-off, unless earlier exchanged or redeemed.

   For so long as the rights are redeemable, the rights agreement may be amended in any respect. At any time when the rights are no longer redeemable, the rights agreement may be amended in any respect that does not adversely affect rights holders (other than any acquiring person and certain affiliated persons), cause the rights agreement to become amendable except as set forth in this sentence or cause the rights again to become redeemable.

   Rights holders have no rights as stockholders of Imagistics, including the right to vote and to receive dividends.

   The rights agreement includes antidilution provisions designed to prevent efforts to diminish the effectiveness of the rights.

   While the issuance of the rights will not be taxable to stockholders or to us, we or our stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable as set forth above.

 Series A Junior Participating Preferred Stock

   In connection with the creation of the rights, as described above, our board of directors has authorized the issuance of shares of preferred stock as Series A junior participating preferred stock.

   We have designed the dividend, liquidation, voting and redemption features of our Series A junior participating preferred stock so that the value of one one-hundredth of a share of our Series A junior participating preferred stock approximates the value of one share of our common stock. Shares of our Series A junior participating preferred stock may only be purchased after the rights have become exercisable, and each share of the Series A junior participating preferred stock:

  . is nonredeemable and junior to all other series of preferred stock, unless otherwise provided in the terms of those series of preferred stock;

  . will have a preferential dividend in an amount equal to the greater of $1.00 or 100 times any dividend declared on each share of common stock;

  . in the event of liquidation, will entitle its holder to receive a preferred liquidation payment equal to 100 times the payment made per share of common stock;

  . will have 100 votes, voting together with the common stock and any other capital stock with general voting rights; and

  . in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, will be entitled to receive 100 times the amount and type of consideration received per share of common stock.

   The purchase price in effect, and the number and kind of shares of Series A junior participating preferred stock or other capital stock issuable in respect of the rights, will be proportionately adjusted in the event of:

  . the payment of dividends on the Series A junior participating preferred stock payable in shares of Series A junior participating preferred stock;

  . a subdivision or combination of the Series A junior participating preferred stock into a greater or smaller number of shares; and

  . the issuance of any shares of our capital stock in a reclassification of the Series A junior participating preferred stock (including any reclassification in connection with a consolidation or merger involving Imagistics).

No adjustments will be made until the adjustment would require an increase or decrease of at least 1% in the purchase price.

 Anti-takeover Effects

   The rights may have anti-takeover effects. If the rights become exercisable, the rights will, in most cases, cause substantial dilution to a person or group that attempts to acquire or merge with us. Accordingly, the existence of the rights may deter a potential acquiror from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by our board of directors since we may redeem the rights as described above and since a transaction approved by our board of directors would not cause the rights to become exercisable.

Liability and Indemnification of Directors and Officers

   Delaware General Corporation Law, our certificate of incorporation and our bylaws contain provisions relating to the limitation of liability and indemnification of our directors and officers.

   Our certificate of incorporation provides that our directors are not personally liable to us or our stockholders for monetary damages for breach of their fiduciary duties as directors to the fullest extent permitted by Delaware law. Existing Delaware law permits the elimination or limitation of directors' personal liability to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for:

  .  any breach of a director's duty of loyalty to us or our stockholders,

  . acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law,

  .  any transaction from which a director derived improper personal benefit,

  .  the unlawful payment of dividends and

  .  unlawful stock repurchases or redemptions.

   Because of these exculpation provisions, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or that otherwise violate their fiduciary duties as directors, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are not available to stockholders, stockholders may not have an effective remedy against a director in connection with the director's conduct.

   Our certificate of incorporation also provides that we will indemnify and hold harmless any person who was or is a party or is threatened to be made a party to, or is involved in, any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that the person:

  .  is or was one of our directors or officers, or

  . is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body to the fullest extent permitted by Delaware Law. We will also pay the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. This right to indemnification will be a contract right. We may, by action of our board, provide indemnification to our employees and agents to the extent and to the effect that our board determines to be appropriate and authorized by Delaware law.

   We intend to purchase and maintain insurance on behalf of any person who:

  .  is or was one of our directors, officers, employees or agents or

  . is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against or incurred by the person in any such capacity, or arising out of the person's status as such, whether or not we would have the power to indemnify the person against such liability under our certificate of incorporation.

Transfer Agent

   The transfer agent and registrar for our common stock is EquiServe. The contact information for the transfer agent and registrar is:

      EquiServe Trust Company, N.A.
      525 Washington Blvd.
      Jersey City, NJ 07310
      (201) 222-5662

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a Form 10 with respect to the shares of our common stock that Pitney Bowes' stockholders will receive in the spin-off. This information statement does not contain all of the information contained in the Form 10 and the exhibits and schedules to the Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Form 10 and the exhibits to the Form 10, which are on file at the offices of the SEC. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Form
10. Each statement is qualified in all respects by the relevant reference.

   You may inspect and copy the Form 10 and the exhibits to the Form 10 that we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549, as well as at the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 233 Broadway, New York, New York 10007. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which you can electronically access the Form 10, including the exhibits and schedules to the Form 10.

   Because of the spin-off, we will be required to comply with the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

                         IMAGISTICS INTERNATIONAL INC.
             (formerly known as Pitney Bowes Office Systems, Inc.)

                     Index to Combined Financial Statements

Combined Financial Statements:
Report of Independent Accountants........................................   F-2
Combined Statements of Income for the years ended December 31, 1998, 1999 and 2000 and the nine months ended September 30, 2000 and 2001
 (unaudited).............................................................   F-3
Combined Balance Sheets at December 31, 1999 and 2000 and September 30,
2001 (unaudited).........................................................   F-4
Combined Statements of Changes in Invested Equity for the years ended
 December 31, 1998, 1999 and 2000 and the nine months ended September 30,
 2001 (unaudited) .......................................................   F-5
Combined Statements of Cash Flows for the years ended December 31, 1998,
 1999 and 2000 and the nine months ended September 30, 2000 and 2001
 (unaudited).............................................................   F-6
Notes to Combined Financial Statements...................................   F-7

Financial Statement Schedule:
  Schedule (II)--Valuation and Qualifying Accounts for the years ended
   December 31, 1998, 1999 and 2000......................................  F-21

                       Report of Independent Accountants

To the Stockholders and Board of Directors of Pitney Bowes Inc.

   In our opinion, the combined financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Imagistics International Inc. (formerly known as Pitney Bowes Office Systems, Inc.) (as described in Note 1 to the combined financial statements), at December 31, 1999 and 2000, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and the financial statement schedule are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Stamford, Connecticut
April 17, 2001, except for Notes 1 and 8, as to which the date is October 31, 2001

                         IMAGISTICS INTERNATIONAL INC.

                         Combined Statements of Income
                             (Dollars in thousands)

                                                              Nine months ended
                                    Years ended December 31,    September 30,
                                   -------------------------- -----------------
                                     1998     1999     2000     2000     2001
                                   -------- -------- -------- -------- --------
                                                                 (unaudited)
Revenue:
 Sales............................ $299,440 $322,947 $326,046 $245,352 $231,041
 Rentals..........................  199,525  211,353  227,790  169,432  174,179
 Support services.................   90,736   92,177   88,922   67,308   62,121
                                   -------- -------- -------- -------- --------
  Total revenue...................  589,701  626,477  642,758  482,092  467,341
                                   -------- -------- -------- -------- --------
Costs and expenses:
 Cost of sales....................  143,263  157,385  186,181  134,222  142,733
 Cost of rentals..................   68,819   74,245   88,506   68,943   69,837
 Selling, service and
  administrative..................  213,712  232,627  252,799  187,753  222,718
 Interest expense, net............    5,780    8,646   11,281    8,324    8,484
                                   -------- -------- -------- -------- --------
  Total costs and expenses........  431,574  472,903  538,767  399,242  443,772
                                   -------- -------- -------- -------- --------
Income before income taxes........  158,127  153,574  103,991   82,850   23,569
Provision for income taxes........   63,452   61,638   41,144   32,750    9,293
                                   -------- -------- -------- -------- --------
Net income........................ $ 94,675 $ 91,936 $ 62,847 $ 50,100 $ 14,276
                                   ======== ======== ======== ======== ========


                   See Notes to Combined Financial Statements

                         IMAGISTICS INTERNATIONAL INC.

                            Combined Balance Sheets
                             (Dollars in thousands)

                                                December 31,      September 30,
                                              ------------------  -------------
                                                1999      2000        2001
                                              --------  --------  -------------
                                                                   (unaudited)
Assets
Current assets:
 Cash........................................ $  4,153  $  3,100    $ 38,912
 Accounts receivable, less allowances of $731
  and $1,611 at December 31, 1999 and 2000
  and $2,134 at September 30, 2001...........  112,576   126,225     120,399
 Inventories.................................  127,277   154,449     130,156
 Current deferred taxes on income............    4,811     7,662      13,526
 Other current assets and prepayments........    4,132     1,790       8,501
                                              --------  --------    --------
  Total current assets.......................  252,949   293,226     311,494
Property, plant and equipment, net...........   13,763    15,614      22,016
Rental equipment and related inventories,
 net.........................................  134,838   141,308     133,569
Goodwill, net of amortization of $2,098 and
 $3,428 at December 31, 1999 and 2000 and
 $4,496 at September 30, 2001................   46,563    53,053      52,958
Other assets.................................    1,721     2,263         410
                                              --------  --------    --------
  Total assets............................... $449,834  $505,464    $520,447
                                              ========  ========    ========
Liabilities and invested equity
Current liabilities:
 Accounts payable and accrued liabilities.... $ 24,083  $ 42,357    $ 46,826
 Due to Pitney Bowes.........................   80,896   107,951     115,239
 Advance billings............................   28,691    29,780      28,975
                                              --------  --------    --------
  Total current liabilities..................  133,670   180,088     191,040
Deferred taxes on income.....................    2,343     4,298      12,069
Other noncurrent liabilities.................    8,555     5,915       2,370
                                              --------  --------    --------
  Total liabilities..........................  144,568   190,301     205,479
                                              --------  --------    --------
Commitments and contingencies (See note 9)...       --        --          --
Invested equity:
 Owner's net investment......................  305,325   317,886     317,583
 Accumulated other comprehensive loss........      (59)   (2,723)     (2,615)
                                              --------  --------    --------
  Total invested equity......................  305,266   315,163     314,968
                                              --------  --------    --------
Total liabilities and invested equity........ $449,834  $505,464    $520,447
                                              ========  ========    ========

                   See Notes to Combined Financial Statements

                         IMAGISTICS INTERNATIONAL INC.

               Combined Statements of Changes in Invested Equity
                             (Dollars in thousands)

                                                                   Accumulated
                                                                      other
                                        Owner's net Comprehensive comprehensive
                                        investment     income     income (loss)
                                        ----------- ------------- -------------
Balance, January 1, 1998..............   $211,341                    $   339
Net income............................     94,675      $94,675
Other comprehensive income:
 Translation adjustments..............                     (33)          (33)
                                                       -------
Comprehensive income..................                 $94,642
                                                       =======
Advances to Pitney Bowes..............    (43,189)
                                         --------                    -------
Balance, December 31, 1998............    262,827                        306
Net income............................     91,936      $91,936
Other comprehensive income:
 Translation adjustments..............                    (365)         (365)
                                                       -------
Comprehensive income..................                 $91,571
                                                       =======
Advances to Pitney Bowes..............    (49,438)
                                         --------                    -------
Balance, December 31, 1999............    305,325                        (59)
Net income............................     62,847      $62,847
Other comprehensive income:
 Translation adjustments..............                  (2,664)       (2,664)
                                                       -------
Comprehensive income..................                 $60,183
                                                       =======
Advances to Pitney Bowes..............    (50,286)
                                         --------                    -------
Balance, December 31, 2000............    317,886                     (2,723)
Net income (unaudited)................     14,276      $14,276
Other comprehensive income
 (unaudited):.........................
 Translation adjustments (unaudited)..                     108           108
                                                       -------
Comprehensive income (unaudited)......                 $14,384
                                                       =======
Advances to Pitney Bowes (unaudited)..    (14,579)
                                         --------                    -------
Balance, September 30, 2001
 (unaudited)..........................   $317,583                    $(2,615)
                                         ========                    =======


                   See Notes to Combined Financial Statements

                         IMAGISTICS INTERNATIONAL INC.

                       Combined Statements of Cash Flows
                             (Dollars in thousands)

                                                            Nine months ended
                              Years ended December 31,        September 30,
                             -----------------------------  ------------------
                               1998      1999       2000      2000      2001
                             --------  ---------  --------  --------  --------
                                                               (unaudited)
Cash flows from operating
 activities:
 Net income................. $ 94,675  $  91,936  $ 62,847  $ 50,100  $ 14,276
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
  Depreciation and
   amortization.............   58,364     67,219    73,755    54,472    57,628
  Deferred taxes on income..     (203)     3,599      (896)   (2,042)    1,907
  Change in assets and
   liabilities; net of
   acquisitions:
   Accounts receivable......  (11,115)   (16,537)  (13,383)   (1,736)    6,023
   Inventories..............  (29,877)   (17,558)  (26,946)  (15,989)   24,497
   Other current assets and
    prepayments.............    6,737      2,567     4,622     4,267    (6,711)
   Accounts payable and
    accrued liabilities.....   (4,262)   (20,459)   16,524     8,010     4,020
   Advance billings.........   (4,912)       (26)      (88)   (1,488)     (859)
  Other, net................     (521)    (2,753)   (1,845)      966    (1,280)
                             --------  ---------  --------  --------  --------
  Net cash provided by
   operating activities.....  108,886    107,988   114,590    96,560    99,501
                             --------  ---------  --------  --------  --------
Cash flows from investing
 activities:
 Expenditures for fixed
  assets....................  (78,566)   (98,756)  (89,183)  (70,460)  (57,777)
 Proceeds from sale of fixed
  assets....................    4,660      4,643     8,428     6,439     4,800
 Other investing
  activities................  (19,475)   (13,202)  (11,657)   (9,192)   (3,421)
                             --------  ---------  --------  --------  --------
  Net cash used in investing
   activities...............  (93,381)  (107,315)  (92,412)  (73,213)  (56,398)
                             --------  ---------  --------  --------  --------
Cash flows from financing
 activities:
 Due to Pitney Bowes........   31,445     42,722    27,055    14,654     7,288
 Advances to Pitney Bowes...  (43,189)   (49,438)  (50,286)  (35,184)  (14,579)
                             --------  ---------  --------  --------  --------
  Net cash used in financing
   activities...............  (11,744)    (6,716)  (23,231)  (20,530)   (7,291)
                             --------  ---------  --------  --------  --------
Increase (decrease) in
 cash.......................    3,761     (6,043)   (1,053)    2,817    35,812
Cash at beginning of
 period.....................    6,435     10,196     4,153     4,153     3,100
                             --------  ---------  --------  --------  --------
Cash at end of period....... $ 10,196  $   4,153  $  3,100  $  6,970  $ 38,912
                             ========  =========  ========  ========  ========

                   See Notes to Combined Financial Statements

                         IMAGISTICS INTERNATIONAL INC.

                     Notes to Combined Financial Statements
             (Dollars in thousands, except as otherwise indicated)

1. Background and basis of presentation

   Background

   On December 11, 2000, the board of directors of Pitney Bowes Inc. ("Pitney Bowes") initiated a plan to spin-off substantially all of its office systems business to its stockholders as an independent, publicly traded company. Imagistics International Inc. (formerly known as Pitney Bowes Office Systems, Inc.) (the "Company"), which will own this business, is a large direct sales, service and marketing organization offering document imaging solutions, including copiers, facsimile machines and multi-functional products, primarily to large corporate and government customers, as well as to small- to mid-sized businesses. In addition, the Company offers specialized document imaging options including digital, analog, color and/or networked products and systems.

   The combined financial statements include certain historical assets, liabilities and related operations of the United States and United Kingdom office systems business, which will be transferred to the Company (the "Contribution") from Pitney Bowes prior to the spin-off date. Since no direct ownership relationship existed by the office systems business, Pitney Bowes' investment in the Company is shown in lieu of shareholder's equity in the combined financial statements.

   The Company was incorporated in Delaware on February 28, 2001 as Pitney Bowes Office Systems, Inc., a wholly-owned subsidiary of Pitney Bowes. On this date, 100 shares of the Company's common stock, par value $.01 per share, were authorized, issued and outstanding. On October 12, 2001, the Company changed its name to Imagistics International Inc.

   Pitney Bowes has announced its intention, subject to certain conditions, to distribute all of its interest in the Company to Pitney Bowes' stockholders by the end of the fiscal year ended December 31, 2001. On the date of the spin-off, Pitney Bowes will distribute the stock of the Company to stockholders of Pitney Bowes based on a distribution ratio which will be determined prior to the spin-off.

   Pitney Bowes has received a tax ruling from the Internal Revenue Service stating that, subject to certain representations, the spin-off qualifies as tax-free to Pitney Bowes and its stockholders for United States federal income tax purposes.

   Basis of presentation

   The combined financial statements have been derived from the financial statements and accounting records of Pitney Bowes using the historical results of operations and historical basis of assets and liabilities of the United States and United Kingdom office systems business. Management believes the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect the Company's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company operated as a stand-alone entity during the periods presented.

   The combined financial statements include allocations of certain Pitney Bowes corporate expenses. Corporate expense allocations have been primarily charged based on the ratio of the Company's costs and expenses to Pitney Bowes costs and expenses. The Company's allocated expenses primarily include administrative expenses such as accounting services, real estate costs, customer service support in remote geographic areas and information technology and amounted to $25.7 million, $25.3 million and $26.3 million in 1998, 1999 and 2000, respectively. The Company's management believes the amount of these services are a reasonable representation of the services performed or benefitted by the Company.

                         IMAGISTICS INTERNATIONAL INC.

             (Dollars in thousands, except as otherwise indicated)

   Pitney Bowes uses a centralized approach to cash management and the finance of its operations. Cash deposits from the Company are transferred to Pitney Bowes on a regular basis and are netted against the owner's net investment account or due to Pitney Bowes account. As a result, none of Pitney Bowes' cash, cash equivalents or debt at the corporate level has been allocated to the Company in the combined financial statements. Cash in the combined financial statements represents amounts held locally by the Company's operations in remote geographic areas.

   The Company's combined financial statements include interest expense totaling $5.8 million, $8.7 million and $11.3 million in 1998, 1999 and 2000, respectively. The associated weighted average interest rate was 4.72%, 5.83% and 6.87% in 1998, 1999 and 2000, respectively. Interest expense has been allocated based on a relationship between the Company's net assets and Pitney Bowes' net assets. The net asset balances used to calculate interest expense do not necessarily reflect the level of indebtedness the Company will assume at the spin-off or incur as a stand-alone entity. The Company believes these are reasonable estimates of the cost of financing the Company's assets and operations in the past. However, the Company may not be able to obtain financing at interest rates similar to those used for the interest expense calculation. Accordingly, the Company's interest expense as a stand-alone entity may be higher than that reflected in the combined financial statements.

2. Summary of significant accounting policies

   Principles of combination

   The combined financial statements include the accounts of the United States and United Kingdom operations of Pitney Bowes' office systems business. All significant intercompany transactions have been eliminated. Transactions between the Company and Pitney Bowes are included in these combined financial statements.

   Revenue recognition

   Sales revenue is recognized when the risks of ownership have been transferred to the buyer, which is when title and risk of loss have been transferred to the customer and collection of the resulting receivable is reasonably assured. Rental revenue is invoiced in advance; the billed revenue is deferred and recognized as earned revenue over the rental term, which ranges from three months to three years. The deferred revenue is included in advance billings in the combined balance sheets. Support services revenue is recognized over the term of the service contract.

   Concentrations of credit risk

   The Company places temporary cash with financial institutions and limits the amount of credit exposure with any one financial institution. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers and relatively small account balances within the majority of the Company's customer base, and their dispersion across different businesses. The Company periodically evaluates the financial strength of its customers and believes that its credit risk exposure is limited.

   Costs and expenses

   Operating expenses of field sales and service offices are included in selling, service and administrative expenses because no meaningful allocation of such expenses to cost of sales, rentals or support services is practicable.

                         IMAGISTICS INTERNATIONAL INC.

             (Dollars in thousands, except as otherwise indicated)

   Inventory valuation

   Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis for U.S. inventories, and on the first-in, first-out (FIFO) basis for U.K. inventories. Provisions, when required, are made to reduce excess and obsolete inventories to the estimated net realizable values.

   Fixed assets and depreciation

   Property, plant and equipment are stated at cost and depreciated principally using the straight-line method over appropriate periods: machinery and equipment principally three to 15 years and buildings at 50 years. Major improvements which add to productive capacity or extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. Rental equipment is depreciated on the straight-line method over appropriate periods, principally three to five years.

   Capitalized computer software costs

   The Company capitalizes certain costs of internally developed software. Capitalized costs include purchased materials and services and payroll and payroll related costs. Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. The cost of internally developed software is amortized on a straight-line basis over appropriate periods, principally three to five years. The unamortized balance of internally developed software is included in other assets in the combined balance sheets.

   Goodwill

   Goodwill represents the excess of cost over the value of net tangible assets acquired in business combinations and is amortized using the straight-line method over 40 years. Goodwill amortization expense was $0.7 million, $1.1 million and $1.3 million for the years ended December 31, 1998, 1999 and 2000, respectively.

   Impairment of long-lived assets

   The carrying value of long-lived assets, including property and equipment, rental equipment, capitalized computer software costs and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If such a change in circumstances occurs, the related estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are compared to the carrying amount. If the sum of the expected cash flows is less than the carrying amount, the Company records an impairment loss. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

   Income taxes

   Historically, the Company's operations have been included in Pitney Bowes' consolidated income tax returns. Income tax expense in the combined financial statements has been calculated on a separate tax return basis. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using currently enacted tax rates. The provision for income taxes is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in the Company's deferred tax assets and liabilities.

                         IMAGISTICS INTERNATIONAL INC.

             (Dollars in thousands, except as otherwise indicated)

   Research and Development

   Research and development costs, which are expensed as incurred, mainly consist of salaries and consulting expenditures relating to customized software applications for document imaging products. Research and development costs, which are included in selling, service and administrative expenses in the combined statements of income, were approximately $0.4 million in each of the years ended December 31, 1998, 1999 and 2000, respectively.

   Foreign exchange

   Assets and liabilities of the Company's United Kingdom operation are translated at rates in effect at the end of the period, and revenues and expenses are translated at average rates during the period. Deferred translation gains and losses are included in accumulated other comprehensive income (loss) in invested equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the combined statements of income.

   Use of estimates

   The preparation of combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Earnings per share

   Historical earnings per share data has not been presented because the Company did not operate as a separate legal entity of Pitney Bowes with its own legal structure.

   Unaudited interim financial statements

   The unaudited financial data as of September 30, 2001 and for the nine months ended September 30, 2000 and 2001 has been prepared on the same basis as the annual combined financial statements and, in the opinion of the Company's management, contains all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of its combined results of operations, financial position and cash flows. Results for the nine months ended September 30, 2001 are not necessarily indicative of results to be expected for the entire fiscal year 2001 or any other interim period.

   Recent accounting pronouncements

   In 1998, Financial Accounting Standards ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." amended in 2000 by FAS No. 138, was issued. FAS No. 133 requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Changes in the fair value of those instruments will be reflected as gains or losses. The accounting for the gains and losses depends on the intended use of the derivative and the resulting designation. FAS No. 133, as amended, is effective January 1, 2001 for the Company. Adoption of this accounting standard did not have an impact on the financial position or results of operations of the Company.

                         IMAGISTICS INTERNATIONAL INC.

             (Dollars in thousands, except as otherwise indicated)

   In 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." summarizing certain guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is in compliance with SAB No. 101.

   In July 2001, the Financial Accounting Standards Board issued FAS No. 141, "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets." FAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. FAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001, will be adopted by the Company on January 1, 2002. The Company is currently assessing the financial statement impact of adopting these statements.

   In August 2001, the Financial Accounting Standards Board issued FAS No. 143, "Accounting for Asset Retirement Obligations". FAS No. 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. The Company will adopt FAS No. 143 on January 1, 2003. The Company is currently assessing the financial statement impact of adopting this statement.

   In October 2001, the Financial Accounting Standards Board issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS 144 supercedes FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed Of" and establishes accounting and reporting standards for long-lived assets to be disposed of by sale. The Company will adopt FAS No. 144 on January 1, 2002. The Company is currently assessing the financial statement impact of adopting this statement.

   In September 2001, the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") reached a consensus on Issue 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001". EITF 01-10 provides guidance for accounting for the effects of the events of September 11, 2001 in financial statements. The Company had approximately 3,000 facsimile rental assets and 750 copier rental assets located in various customer locations in the World Trade Center Complex in New York City. As a result of the terrorist attacks of September 11, 2001, the Company has suffered property damage losses relating to these rental assets. While it is too early to determine the full extent of all damages and losses, management believes it is probable that insurance programs substantially cover these losses. Accordingly, in compliance with EITF No. 01-10, the Company has reduced rental assets and included in Due to Pitney Bowes approximately $2.0 million representing the net book value of the facsimile and copier products expected to be covered under property insurance claims filed by Pitney Bowes. In addition, Pitney Bowes expects to submit an insurance claim under the provisions of its business interruption policy that includes a claim for the Company's lost revenue under leases for facsimile and copier products destroyed during the terrorist attacks. In accordance with EITF 01-10, as the likelihood of collection under this claim cannot yet be determined, the Company has not recorded any gain contingency related to this matter.

3. Inventories

   Inventories consist of the following:

                                                    December 31,    September 30
                                                  ----------------- ------------
                                                    1999     2000       2001
                                                  -------- -------- ------------
                                                                    (unaudited)
   Supplies and service parts.................... $ 75,163 $ 81,703   $ 62,650
   Finished products.............................   52,114   72,746     67,506
                                                  -------- --------   --------
   Total......................................... $127,277 $154,449   $130,156
                                                  ======== ========   ========

   If all inventories valued at LIFO had been stated at current costs, inventories would have been $6.2 million, $5.2 million and $6.9 million lower than reported at December 31, 1999 and 2000 and September 30, 2001, respectively.

4. Fixed assets

                                              December 31,       September 30,
                                           --------------------  -------------
                                             1999       2000         2001
                                           ---------  ---------  -------------
                                                                  (unaudited)
   Land................................... $   1,356  $   1,356    $   1,356
   Buildings and leasehold improvements...     6,397      5,918        7,475
   Machinery and equipment................    22,884     25,039       31,232
                                           ---------  ---------    ---------
                                              30,637     32,313       40,063
   Accumulated depreciation...............   (16,874)   (16,699)     (18,047)
                                           ---------  ---------    ---------
   Property, plant and equipment, net..... $  13,763  $  15,614    $  22,016
                                           =========  =========    =========
   Rental equipment and related
    inventories........................... $ 345,232  $ 378,161    $ 389,228
   Accumulated depreciation...............  (210,394)  (236,853)    (255,659)
                                           ---------  ---------    ---------
   Rental equipment and related
    inventories, net...................... $ 134,838  $ 141,308    $ 133,569
                                           =========  =========    =========

   Depreciation and amortization expense was $57.7 million, $66.1 million and $72.4 million for the years ended December 31, 1998, 1999 and 2000, respectively.

5. Acquisitions

   During the year ended December 31, 2000, the Company acquired nine independent dealers in remote geographic areas, for the expansion of sales and service capabilities. The aggregate purchase price was $8.7 million, of which a net $0.5 million was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition and $8.2 million to goodwill.

   During the year ended December 31, 1999, the Company acquired seven independent dealers in remote geographic areas, for the expansion of sales and service capabilities. The aggregate purchase price was $11.3 million, of which a net $2.1 million was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition and $9.2 million to goodwill.

   During the year ended December 31, 1998, the Company acquired seventeen independent dealers in remote geographic areas, for the expansion of sales and service capabilities. The aggregate purchase price was $33.4 million, of which a net $3.8 million was allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition and $29.6 million to goodwill.

   The above acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of the acquired businesses have been included in the Company's combined financial statements from the respective date of acquisition.

                         IMAGISTICS INTERNATIONAL INC.

             (Dollars in thousands, except as otherwise indicated)

   The following table presents the unaudited pro forma combined results of operations for the years ended December 31, 1999 and 2000 as if the acquisitions completed in 1999 and 2000 had been completed on January 1, 1999:

                                                                 December 31,
                                                               -----------------
                                                                 1999     2000
                                                               -------- --------
   Revenues................................................... $640,599 $645,290
   Net income................................................. $ 92,524 $ 62,919

6. Current liabilities

   Accounts payable and accrued liabilities are comprised as follows:

                                                  December 31,   September 30,
                                                 --------------- -------------
                                                  1999    2000       2001
                                                 ------- ------- -------------
                                                                  (unaudited)
   Accounts payable-trade....................... $11,513 $14,211    $14,437
   Accrued salaries, wages and commissions......   2,113   9,142      3,595
   Miscellaneous accounts payable and accrued
    liabilities.................................  10,457  19,004     28,794
                                                 ------- -------    -------
   Accounts payable and accrued liabilities..... $24,083 $42,357    $46,826
                                                 ======= =======    =======

7. Taxes on income

   Net income before income taxes and the provision for income taxes consist of the following:

                                                     Years ended December 31,
                                                    ---------------------------
                                                      1998      1999     2000
                                                    --------  -------- --------
   Net income before income taxes
    U.S............................................ $151,274  $145,062 $ 98,894
    Outside the U.S................................    6,853     8,512    5,097
                                                    --------  -------- --------
     Total......................................... $158,127  $153,574 $103,991
                                                    ========  ======== ========
   Provision for income taxes
    U.S. federal
     Current....................................... $ 48,593  $ 44,333 $ 32,653
     Deferred......................................     (163)    2,867     (696)
                                                    --------  -------- --------
                                                      48,430    47,200   31,957
    U.S. state and local
     Current.......................................   12,941    11,062    7,818
     Deferred......................................      (40)      732     (200)
                                                    --------  -------- --------
                                                      12,901    11,794    7,618
    Outside the U.S.
     Current.......................................    2,121     2,644    1,569
     Deferred......................................      --        --       --
                                                    --------  -------- --------
                                                       2,121     2,644    1,569
     Total current.................................   63,655    58,039   42,040
     Total deferred................................     (203)    3,599     (896)
                                                    --------  -------- --------
       Total....................................... $ 63,452  $ 61,638 $ 41,144
                                                    ========  ======== ========

                         IMAGISTICS INTERNATIONAL INC.

             (Dollars in thousands, except as otherwise indicated)

   A reconciliation of the U.S. federal statutory rate to the Company's effective tax rate is as follows:

                                                                Years ended
                                                                December 31,
                                                               ----------------
                                                               1998  1999  2000
                                                               ----  ----  ----
   U.S. federal statutory rate................................ 35.0% 35.0% 35.0%
   State and local income taxes...............................  5.3   5.0   4.8
   Other, net................................................. (0.2)  0.1  (0.2)
                                                               ----  ----  ----
   Effective income tax rate.................................. 40.1% 40.1% 39.6%
                                                               ====  ====  ====

   The components of deferred tax assets and liabilities as of December 31, 1999 and 2000 are as follows:

                                                                  December 31,
                                                                  -------------
                                                                   1999   2000
                                                                  ------ ------
   Deferred tax assets:
    Inventory and equipment capitalization....................... $5,531 $6,396
    State and local property taxes...............................    688  1,240
    Employee benefits............................................  1,807  1,072
    Other........................................................    273    444
                                                                  ------ ------
     Deferred tax assets.........................................  8,299  9,152
                                                                  ------ ------
   Deferred tax liabilities:
    Depreciation.................................................  3,345  3,963
    Goodwill.....................................................    805  1,407
    Various accruals and other...................................  1,681    418
                                                                  ------ ------
     Deferred tax liabilities....................................  5,831  5,788
                                                                  ------ ------
   Net deferred tax asset........................................ $2,468 $3,364
                                                                  ====== ======

8. Related party transactions

   For the years ended December 31, 1998, 1999 and 2000, the Company had $15.0 million, $21.4 million and $21.5 million, respectively, of revenue from products sold to Pitney Bowes. The Company sells equipment and supplies to Pitney Bowes. For the years ended December 31, 1998, 1999 and 2000, the Company financed $86.2 million, $89.4 million and $90.1 million, respectively of the Company's sales through Pitney Bowes Credit Corporation, a wholly-owned subsidiary of Pitney Bowes.

   At December 31, 1999 and 2000 the Company had a payable due to Pitney Bowes of $80.9 million and $108.0 million, respectively. The balance is primarily the result of the Company's participation in Pitney Bowes' cash management system as all excess cash was remitted to Pitney Bowes and cash disbursements were made by Pitney Bowes.

   In connection with the Contribution and the spin-off, the Company and Pitney Bowes are expected to execute and deliver the distribution agreement and certain related agreements which are summarized below. This summary is qualified in all respects by the terms of the distribution agreement and such related agreements.

                         IMAGISTICS INTERNATIONAL INC.

             (Dollars in thousands, except as otherwise indicated)

   Distribution agreement

   Pursuant to the distribution agreement, Pitney Bowes expects to transfer to the Company substantially all of the assets and liabilities associated with the United States and United Kingdom office systems business. The distribution agreement, among other things contains provisions governing indemnification.

   Employee benefit agreements

   The Company and Pitney Bowes are expected to enter into employee benefit agreements which will outline how Pitney Bowes and the Company plan to allocate responsibility and liability for Pitney Bowes employees who will become employees of the Company.

   Transition services agreement

   The Company and Pitney Bowes are expected to enter into a transition services agreement that provides for Pitney Bowes to provide certain services to the Company, on a transitional basis. These services will include information technology, computing, telecommunications, benefits, accounting, payroll, field service of equipment and dispatch call center services.

   The Company will pay Pitney Bowes for its actual out-of-pocket costs for the services provided, including a proportionate share of its overhead, if applicable, computed in accordance with Pitney Bowes' internal chargeback practices.

   Tax separation agreement

   The Company and Pitney Bowes are expected to enter into a tax separation agreement, which will govern the Company's and Pitney Bowes respective rights, responsibilities and obligations after the spin-off with respect to taxes for the periods ending on or before the spin-off. In addition, the tax separation agreement generally obligates the Company not to enter into any transaction that would adversely affect the tax-free nature of the spin-off for the two-year period following the spin-off, and obligates the Company to indemnify Pitney Bowes and affiliates to the extent that any action the Company takes or fails to take gives rise to a tax liability with respect to the spin-off.

   Intellectual property agreement

   The Company and Pitney Bowes are expected to enter into a trademark license, patent license and copyright license agreement, pursuant to which the Company will have rights to continue to use the Pitney Bowes brand and rights to patents and copyrights, for a specific transition period following the spin-off.

   Other commercial agreements

   In addition to the above listed agreements, the Company and Pitney Bowes are expected to enter into a number of other commercial agreements to govern product resale and equipment financing arrangements between Pitney Bowes and the Company. The pricing terms of the products and services covered by the other commercial agreements will reflect negotiated prices.

                         IMAGISTICS INTERNATIONAL INC.

             (Dollars in thousands, except as otherwise indicated)

   Sublease/license agreements

   The Company and Pitney Bowes are also expected to enter into various sublease/license arrangements for the sharing of certain facilities for a transitional period on commercial terms. A limited number of leases may be terminated on 120 days' notice by Pitney Bowes in the case of subleased facilities.

   Credit agreement

   It is likely that Pitney Bowes Credit Corporation, a wholly owned subsidiary of Pitney Bowes, will be a participant in the credit facility the Company expects to enter into in connection with the spin-off. The Company expects that Pitney Bowes Credit Corporation (i) would provide less than 50 percent of the credit facility and (ii) will cease to be a lender under the credit facility no later than one year after the spin-off.

9. Commitments and contingencies

   Legal matters

   The Company did not exist as a separate entity before February 28, 2001, and the assets and liabilities of Pitney Bowes' office systems division will not be contributed to the Company until just before the spin-off. Therefore, the Company has not been a party to any legal proceedings.

   In connection with the spin-off, the Company has agreed to assume all liabilities associated with its business, and to indemnify Pitney Bowes for all claims relating to that business. In the course of normal business, Pitney Bowes has been party to occasional lawsuits relating to the Company's business. These may involve litigation by or against Pitney Bowes or the Company relating to, among other things:

  .  contractual rights under vendor, insurance or other contracts,

  .  intellectual property or patent rights,

  .  equipment, service or payment disputes with customers and

  .  disputes with employees.

   Pitney Bowes is currently a plaintiff or a defendant in lawsuits, relating to the business or products of the Company, which liabilities will be transferred to the Company in connection with the spin-off. The Company has not recorded liabilities for loss contingencies since the ultimate resolution of the legal matters are not probable and a minimum cost or amount of loss cannot be reasonably estimated. In the opinion of the Company's management, none of these proceedings, individually or in the aggregate, should have, a material adverse effect on the Company's financial position, results of operations or cash flows.

   Risks and uncertainties

   The Company has no history operating as an independent entity, may be unable to make the changes necessary to operate as a stand-alone entity, or may incur greater costs as a stand-alone entity that may cause the Company's profitability to decline. Prior to the spin-off, the Company's business was operated by Pitney Bowes as a segment of its broader corporate organization rather than as a separate stand-alone entity. Pitney

                         IMAGISTICS INTERNATIONAL INC.

             (Dollars in thousands, except as otherwise indicated)
Bowes assisted the Company by providing corporate functions such as legal and tax functions. Following the spin-off, Pitney Bowes will have no obligation to provide assistance to the Company other than the interim and transitional services which will be provided by Pitney Bowes. Because the Company's business has never been operated as a stand-alone entity, there can be no assurance that the Company will be able to successfully implement the changes necessary to operate independently or may incur additional costs as a result of operating independently. Each of these events would cause the Company's profitability to decline.

   Although the Company currently sources products from a number of manufacturers throughout the world, a significant portion of new copier equipment is currently obtained from one supplier. If this supplier were unable to deliver products for a significant period of time, the Company would be required to find replacement products from an alternative supplier or suppliers, which may not be available on a timely or cost effective basis. The Company's operating results could be adversely affected if its significant supplier is unable to deliver sufficient product.

10. Leases

   In addition to owned distribution and office facilities, the Company leases similar properties, as well as sales and service offices, equipment and other properties, generally under long-term lease agreements extending from three to 15 years.

   Future minimum lease payments under non-cancelable operating leases at December 31, 2000 are as follows:

                                                                       Operating
   Years ending December 31,                                            leases
   -------------------------                                           ---------
   2001............................................................... $  8,043
   2002...............................................................    6,092
   2003...............................................................    4,452
   2004...............................................................    3,031
   2005...............................................................    1,716
   Thereafter.........................................................    2,743
                                                                       --------
   Total minimum lease payments....................................... $ 26,077
                                                                       ========

   Rental expense was $4.6 million, $6.0 million and $7.3 million in 1998, 1999 and 2000, respectively.

                         IMAGISTICS INTERNATIONAL INC.

             (Dollars in thousands, except as otherwise indicated)

11. Business Segment Information

   Statement of Financial Accounting Standard No. 131, "Disclosure about Segments of an Enterprise and Related Information," established standards for reporting information about operating segments in financial statements and for related disclosures about products and services, geographic areas and major customers. The Company operates in two reportable segments based on geographic area. Revenues are attributed to geographic regions based on where the revenues are derived. Identifiable long-lived assets in the United States at December 31, 1999 and 2000 and at September 30, 2001 include goodwill of $46.6 million, $53.1 million and $53.0 million, respectively.

                                                               Nine months ended
                                     Year ended December 31,     September 30,
                                    -------------------------- -----------------
                                      1998     1999     2000     2000     2001
                                    -------- -------- -------- -------- --------
                                                                  (unaudited)
Revenues:
  United States:
    Sales.......................... $284,551 $307,707 $313,750 $235,841 $221,963
    Rentals........................  192,902  203,197  219,469  162,473  168,914
    Support Services...............   87,710   89,207   87,495   65,409   60,997
                                    -------- -------- -------- -------- --------
                                     565,163  600,111  620,714  463,723  451,874
  United Kingdom:
    Sales..........................   14,889   15,240   12,296    9,511    9,078
    Rentals........................    6,623    8,156    8,321    6,959    5,265
    Support Services...............    3,026    2,970    1,427    1,899    1,124
                                    -------- -------- -------- -------- --------
                                      24,538   26,366   22,044   18,369   15,467
                                    -------- -------- -------- -------- --------
  Total Revenues................... $589,701 $626,477 $642,758 $482,092 $467,341
                                    ======== ======== ======== ======== ========
Operating profit:
  United States.................... $151,274 $145,062 $ 98,894 $ 77,744 $ 22,801
  United Kingdom...................    6,853    8,512    5,097    5,106      768
                                    -------- -------- -------- -------- --------
  Total............................ $158,127 $153,574 $103,991 $ 82,850 $ 23,569
                                    ======== ======== ======== ======== ========

   Revenues from external customers were approximately $488.5 million, $515.6 million and $531.2 million during the years ended December 31, 1998, 1999 and 2000, respectively. Revenues from Pitney Bowes, substantially all of which are generated in the United States segment, were approximately $101.2 million, $110.9 million and $111.6 million during the years ended December 31, 1998, 1999 and 2000.


                                                   December 31,    September 30,
                                                 ----------------- -------------
                                                   1999     2000       2001
                                                 -------- -------- -------------
                                                                    (unaudited)
Identifiable long-lived assets:
  United States................................. $191,025 $207,029   $203,575
  United Kingdom................................    5,860    5,209      5,378
                                                 -------- --------   --------
  Total......................................... $196,885 $212,238   $208,953
                                                 ======== ========   ========
Total assets:
  United States................................. $428,618 $485,850   $505,413
  United Kingdom................................   21,216   19,614     15,034
                                                 -------- --------   --------
                                                 $449,834 $505,464   $520,447
                                                 ======== ========   ========

                         IMAGISTICS INTERNATIONAL INC.

             (Dollars in thousands, except as otherwise indicated)

12. Financial instruments

   The carrying values of the Company's financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities and other noncurrent liabilities, approximate fair value.

13. Employee benefit plans

   Pension plan

   Prior to the spin-off, the Company's employees participated in Pitney Bowes' defined benefit pension plan which covers substantially all Pitney Bowes employees. In general, those Pitney Bowes employees who accept employment with the Company will terminate employment with Pitney Bowes but will maintain their vested rights in the Pitney Bowes pension plan. Pitney Bowes' funding policy is to contribute annual amounts as needed based on actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations. The net periodic pension benefit allocated to the Company associated with the Pitney Bowes defined benefit pension plan was $0.9 million, $1.4 million and $1.9 million during years ended December 31, 1998, 1999 and 2000, respectively. Benefits provided under Pitney Bowes' defined benefit pension plan are primarily based on the employee's age, years of service and compensation.

   Post retirement plans

   Prior to the spin-off, the Company's employees participated in Pitney Bowes' postretirement plans that provide certain healthcare and life insurance benefits to eligible retirees and their dependents. Substantially all of Pitney Bowes' U.S. employees become eligible for these benefits if they have met certain age and service requirements at retirement. The costs of these benefits are recognized over the period the employee provides credited service to the Company. Postretirement benefit costs incurred on behalf of employees of the Company were $0.3 million, $0.7 million and $1.8 million during years ended December 31, 1998, 1999 and 2000, respectively.

   Profit sharing and savings plan

   Prior to the spin-off, the Company's employees participated in Pitney Bowes' profit sharing and savings plan. Substantially all of Pitney Bowes' domestic employees are eligible to participate in the plan under which Pitney Bowes will make matching contributions of at least 1% of a participant's contribution up to 4% of the participant's eligible compensation, subject to limitations required by government laws or regulations. In addition, Pitney Bowes will make an employer contribution to all participants based upon the increase in the stock price of Pitney Bowes shares from year to year. Contributions to the plan on behalf of employees of the Company were $4.3 million, $2.4 million and $2.3 million during years ended December 31, 1998, 1999 and 2000, respectively.

   Upon the spin-off, the Company will establish separate employee benefit plans.

14. Stock plans

   Employee stock option plans

   Prior to the spin-off, the Company's employees participated in Pitney Bowes' United States and United Kingdom stock option plans. Pursuant to FAS No. 123, "Accounting for Stock-Based Compensation," companies can, but are not required to, elect to recognize compensation expense for all stock-based awards

                         IMAGISTICS INTERNATIONAL INC.

             (Dollars in thousands, except as otherwise indicated) using a fair value methodology. The Company has adopted the disclosure-only provisions, as permitted by FAS No. 123. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based plans. If the Company had elected to recognize compensation expense based on the fair value method as presented by FAS No. 123, net income would have been reduced as follows:

                                                          1998    1999    2000
                                                         ------- ------- -------
Net income
  As reported........................................... $94,675 $91,936 $62,847
  Pro forma............................................. $93,504 $89,647 $59,432

   The fair value of Pitney Bowes' stock option grants to employees of the Company were estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                               1998  1999  2000
                                                               ----  ----  ----
Expected dividend yield....................................... 1.5%  2.0%  2.9%
Expected stock price volatility...............................  18%   21%   27%
Risk-free interest rate.......................................   5%    6%    6%
Expected life (years).........................................   5     5     5

   Employee stock purchase plans

   Prior to the spin-off, the Company's employees participated in Pitney Bowes' United States and United Kingdom Employee Stock Purchase Plans ("ESPP"). The Pitney Bowes U.S. ESPP enables substantially all employees to purchase shares of Pitney Bowes common stock at a discounted offering price. In 2000, the offering price was 90% of the average closing price of Pitney Bowes common stock on the New York Stock Exchange for the 30 day period preceding the offering date. At no time will the exercise price be less than the lowest price permitted under Section 423 of the Internal Revenue Code. The Pitney Bowes U.K. ESPP enables eligible employees of participating U.K. subsidiaries to purchase shares of the Pitney Bowes' stock at a discounted offering price. In 2000, the offering price was 90% of the average closing price of Pitney Bowes' common stock on the New York Stock Exchange for the 30 day period preceding the offering date.

15. Quarterly financial data (unaudited)

   Summarized quarterly financial data for 1999 and 2000 follows:

                                                     Three months ended
                                             -----------------------------------
                                             March 31 June 30  Sept. 30 Dec. 31
                                             -------- -------- -------- --------
   1999
   Total revenue............................ $153,070 $157,228 $153,390 $162,789
   Operating profit......................... $ 39,482 $ 40,069 $ 36,194 $ 37,829
   Net income............................... $ 23,651 $ 23,954 $ 21,685 $ 22,646

   2000
   Total revenue............................ $157,087 $162,617 $162,388 $160,666
   Operating profit......................... $ 28,023 $ 30,640 $ 24,187 $ 21,141
   Net income............................... $ 16,975 $ 18,499 $ 14,626 $ 12,747

                         IMAGISTICS INTERNATIONAL INC.

      Schedule (II)--Valuation and Qualifying Accounts for the years ended
                        December 31, 1998, 1999 and 2000

                          Balance at
                         beginning of Charges, costs            Balance at end
                            period     and expenses  Deductions   of period
                         ------------ -------------- ---------- --------------
Allowance for doubtful
 accounts
  1998..................    $1,055        $1,717      $(2,240)      $  532
  1999..................       532         1,427       (1,228)         731
  2000..................       731         3,801       (2,921)       1,611